UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: February 2020

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	2019 Annual Results, dated 04 February 2020

4 February 2020

Micro Focus International plc
Preliminary results for the 12 months ended 31 October 2019
Initial findings of Strategic & Operational Review and appointment of new Chairman

Micro Focus International plc ("the Company" or “the Group”, LSE: MCRO.L, NYSE: MFGP), the global enterprise software group, announces audited Preliminary results for the 12 months ended 31 October 2019.

The Company also announces the initial findings of the Strategic & Operational Review, which was launched in August 2019, and the appointment of Greg Lock as non-executive Chairman on 14 February 2020. Greg Lock succeeds Kevin Loosemore, who will be standing down as Chairman on 14 February 2020, after 15 years in the role.

Results at a glance	12 months ended 31 October 2019	12 months ended 31 October 2018	Growth /(Decline) %

Alternative performance measures from continuing operations1

Revenue (versus CCY comparatives)	$3,348.4m	$3,613.9m	(7.3)%
Adjusted EBITDA (versus CCY comparatives)	$1,362.5m	$1,399.5m	(2.6)%
% Adjusted EBITDA margin (versus CCY comparatives)	40.7%	38.7%	2.0ppt

Adjusted Diluted Earnings per Share (“EPS”) – continuing operations	195.89 cents	187.51 cents	4.5%

Net Debt	$4,338.5m	$4,253.5m	2.0%
Net Debt / Adjusted EBITDA ratio2	3.2x	2.8x	(0.4)x

Statutory results	12 months ended 31 October 2019 (audited)	18 months ended 31 October 2018 (audited)	Growth /(Decline) %

Revenue – continuing operations	$3,348.4m	$4,754.4m	(29.6)%
Operating profit – continuing operations	$221.7m	$376.8m	(41.2)%
Profit for the period	$1,469.1m	$784.1m	87.4%
Basic EPS – continuing operations	(4.87) cents	181.91 cents	(102.7)%
Diluted EPS – continuing operations	(4.87) cents	176.92 cents	(102.8)%

1 The definition and reconciliations of Adjusted EBITDA, Adjusted Diluted EPS, Net Debt and Constant Currency (“CCY”) are in the “Alternative Performance Measures” section of this Preliminary announcement.
2 Net debt/ Adjusted EBITDA ratio for 12 months ended 31 October 2018 as previously reported and therefore includes profit for discontinued operations.

Summary:

●
Revenue in line with the guidance of minus 6% to minus 8% issued on 29 August 2019, at minus 7.3% on a CCY basis for the 12 months ended 31 October 2019 compared to the 12 months ended 31 October 2018;

●
Adjusted EBITDA margin1 increased 2.0ppt to 40.7% on a CCY basis (12 months ended 31 October 2018: 38.7%);

●
Profit for the period of $1,469.1m for 12 months ended 31 October 2019 (18 months ended 31 October 2019: $784.1m);

●
Adjusted Diluted EPS from continuing operations up 4.5%;

●
Net debt of $4,338.5m at 31 October 2019 (31 October 2018: $4,253.5m), 3.2 times Adjusted EBITDA; Cash and undrawn facilities amounted to $855.7m as at 31 October 2019;

●
Final dividend per share of 58.33 cents taking total dividend for the 12 months ended 31 October 2019 to 116.66 cents compared to an annualised dividend of 100.84 cents for 12 months ended 31 October 2018;

●
The dividend policy remains twice covered Adjusted Profit after tax;

●
$2.5bn disposal of SUSE completed and $1.8bn of proceeds returned to shareholders, in addition to $540.0m of share buybacks in the period;

●
Comprehensive Strategic & Operational Review undertaken resulting in the detailed initiatives detailed further below.

●
Greg Lock will take up the role of non-executive Chairman on 14 February 2020. Greg has more than 45 years’ experience in the software and computer services industry, including 11 years as Chairman of Computacenter plc, seven years as Chairman of Kofax plc and four years as Chairman of SurfControl plc. In the last five years he has also been a director of Informa plc and UBM plc. From 1998 to 2000, he was General Manager of IBM’s Global Industrial sector. Greg also served as a member of IBM’s Worldwide Management Council and as a governor of the IBM Academy of Technology.

Stephen Murdoch, Chief Executive Officer, said:
“This has been a challenging year for Micro Focus and our overall financial performance fell short of expectations. As a result, we conducted a Strategic & Operational Review, which has identified the additional actions and changes required to deliver on the significant potential within the business. Successful execution of these actions, will position Micro Focus to deliver against our goal of consistent and sustained value creation for customers, shareholders and employees.”

“Kevin joined Micro Focus in 2005 to lead the IPO. Under his stewardship the Company has grown from a small, single portfolio company with revenues of roughly $100m to a multi-billion dollar software business supporting more than 40,000 customers globally and from 2005 to January 2020 delivered compound annual returns to shareholders of approximately 20%. On behalf of the whole Micro Focus team, the board and personally, I would like to thank Kevin for his leadership and vision in building the Micro Focus business over 15 years”.

Kevin Loosemore, Executive Chairman, said:
“The Board and I have decided that now is the right time for me to leave Micro Focus and hand over to a non-executive Chairman. Greg Lock will become Non-Executive Chairman effective 14th February 2020. At that time, I will step down from the Board but will remain available to support the business over the next 6 months.”

Greg Lock, non-executive Chairman designate, said:
“I am pleased to join Micro Focus as non-executive Chairman, well aware of the previous successes and the present challenges.  I am looking forward to rolling my sleeves up to help management execute the plan.”

This announcement contains information that was previously Inside Information, as that term is defined in the Market Abuse Regulation (Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014) and successor UK legislation.

There are no other matters in relation to Greg Lock which are required to be disclosed under LR 9.6.13 R.

Results conference call
A conference call to cover the results for the 12 months ended 31 October 2019 will be held today at 1.30pm UK time.

A live webcast and recording of the presentation will be available at https://investors.microfocus.com/  during and after the event. For dial in only, access numbers are as follows:

United Kingdom                             +44 (0)330 027 1446
United States                                  +1 334-777-6978
Confirmation Code:                          9659816

Enquiries:

Micro Focus	Tel: +44 (0) 1635 565200
Stephen Murdoch, Chief Executive Officer Brian McArthur-Muscroft, Chief Financial Officer
Ben Donnelly, Investor relations

Brunswick	Tel: +44 (0) 20 7404 5959
Sarah West	MicroFocus@brunswickgroup.com
Jonathan Glass
Craig Breheny

About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is an enterprise software Company supporting the technology needs and challenges of customers globally. Our solutions help organisations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Within the Micro Focus Product Portfolio are the following product groups: Application Modernisation & Connectivity, Application Delivery Management, IT Operations Management, Security, and Information Management & Governance. For more information, visit: www.microfocus.com.

Forward-looking statements
Certain statements in these preliminary results are forward-looking. Although the Group believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to be correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. The Group undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Chief Executive Officer’s Report

Performance in the Period

This has been a challenging year for Micro Focus and our overall financial performance in the 12 months ending 31 October 2019 fell short of our expectations. For the 12 months ended 31 October 2019 the Group reported revenues of $3,348.4m (18 months ended 31 October 2018: $4,754.4m). This represents a 7.3% decline on the 12 months ended 31 October 2018 on a constant currency basis (“CCY”), in line with revised management guidance issued as part of the trading update in August 2019 of minus 6% to minus 8%. The Group generated a statutory operating profit of $221.7m for the 12 months ended 31 October 2019 (18 months ended 31 October 2019: $376.8m).

Adjusted EBITDA for the Group was $1,362.5m for the 12 months ended 31 October 2019, representing a decline of 2.6% on a constant currency basis. Whilst further progress on cost optimisation was made across the business this was not sufficient to fully offset the miss on revenue. This performance translates to a 40.7% Adjusted EBITDA margin (12 months ending 31 October 2018: 38.7%).

The divestiture of our SUSE business for $2.5bn completed in the period and the operational work required to enable the separation of this division was completed to time and budget. This, when combined with our other share buy-back activities resulted in total cash returns to shareholders of $2.3bn or equivalent to $5.36 per share (based on the share count as at the day before the announcement of the transaction).

The revenue performance in the period was impacted by a combination of volatile macro-economic conditions and changing buying behaviour leading to the delay of customer investment decisions, and inconsistent execution, which was further impacted by the greater than expected complexities arising from the integration of the Hewlett Packard Enterprise (HPE) Software business acquisition.

As a result, we issued a trading update on 29 August 2019, revising downwards the range for expected full year revenues and announcing the decision to initiate a comprehensive Strategic & Operational Review of our business.

Board changes
The Company also announces the appointment of Greg Lock as non-executive Chairman. Greg succeeds Kevin Loosemore, who is standing down after 15 years in the role. On behalf of the whole Micro Focus team, the board and personally, I would like to thank Kevin for his leadership and vision in building the Micro Focus business over 15 years.

Effective from 4 February 2020, Silke Scheiber also stepped down. I would like to thank Silke for her contributions to the Board, having joined prior to the closing of the HPE Software transaction in September 2017.

Strategic & Operational Review: Approach

We have undertaken the most comprehensive review of the business since 2011. A leading Global Investment Bank and other specialist advisors supported the work undertaken.

The review covered:

●
Evaluation of the full range of the strategic alternatives for value creation; and
●
An assessment of where we stand now in our efforts to fully integrate the HPE Software business, the overall execution capability within the company and the improvements required to accelerate progress.
In order to enable better clarity and provide the necessary context, a summary of the key issues, the progress made within this reporting period and the outcome of the review is set out below.

Assessment of key issues and progress to date

The key issues that have emerged related to overall execution, market changes and the integration of the HPE Software business acquisition. All of these issues are understood in detail, progress has been made and there is clear visibility of what remains to be done in the near term. This is set out below.

1.
Operational Systems and Business Processes
The HPE Software business acquisition presented the typical challenges associated with making a large and complex acquisition and significant additional complexities relating specifically to this being a “carve-out” of a division from a much larger parent.

To enable this “carve out ”, HPE designed and initiated the build of new IT systems, new business processes and identified the key functions and people required to support a standalone organisation. The adoption of these purpose built systems and business processes across the enlarged Group was one of the key benefits expected from the acquisition.

In reality, the systems were proven to be not fit for purpose, the business processes were overly complex, and the organisational design was highly fragmented. This has continued to have a material impact to core business operations, execution levels and overall productivity.

We have deployed significant resources to stabilise these systems and in parallel execute a comprehensive programme of work to address the more structural changes required. The objective of these changes is to deliver a single set of business applications and infrastructure built on simplified or completely re-designed business processes, which are anticipated to drive operational improvements and efficiencies.

Notable progress includes:

●
The design, build and deployment of a fully standalone IT hardware infrastructure was completed on time and budget. This significant and critical undertaking allowed us to migrate from the shared environment with HPE;
●
Organisational consolidation in each of the Finance and Human Resources functions has advanced and will consolidate operations from more than 60 locations into 5 global and regional Centres of Excellence to enable effective scale, lower costs and efficiency; and
●
Rationalisation of our legal entity structure and standardisation of company policies and processes. When complete we expect to significantly simplify the group structure which will bring significant improvements in efficiency and cost.
The remaining major work item is the completion of the project to build the single business application architecture. When complete this work is expected to deliver the platform for materially improved execution through more streamlined business operations and effective scale to drive operational and cost efficiencies creating a platform for future growth.

2.
Go-to-Market Organisation
Through multiple acquisitions, the business has inherited a mix of regional and product orientated Go-to-Market models. These differences have led to inconsistent approaches to customer engagement and the associated deployment of resources and when combined with the systems issues outlined above impacted overall levels of execution and predictability of performance. This led to reduced productivity and elevated levels of staff attrition.

Progress has been made in stabilising staff attrition and hiring levels have increased to drive towards stable sales headcount. The process of on-boarding new people has been improved and investments made in better enablement and training to reduce the time it takes to get new sales teams fully productive. Investments have also been made in delivering tactical improvements to systems and reporting tools whilst replacement business systems are developed.

The approach to date has been to drive improvement through iterative and incremental change. This has now been replaced by a more accelerated approach in order to drive fundamental changes on a global basis to deliver the necessary improvements to the organisation. The new model and approach is summarised later in this section.

3.
Product Portfolio
The operating model for product development drove “siloed” execution leading to disconnected strategies and limited cross-portfolio leverage of skill and capability. Customer engagement in the development of product strategies was insufficient and resulted in product roadmaps that did not fully exploit the advantages of significant customer installed bases and strong market positions. This combination led to reduced adoption of our latest technology which in turn limits our ability to cross and upsell.

The operating model has been re-structured to drive collaboration and the leverage of innovation across portfolios to both strengthen existing offerings and reduce time to market. Core product roadmaps have been re-shaped in every portfolio with the major remedial, corrective actions in product design now complete.

The improved collaboration enabled our product teams to deliver over 500 product releases during the period with examples of this more customer centered innovation being delivered, notably:

●
New Robotic Process Automation, Artificial Intelligence and Natural Language Processing capabilities;
●
Delivering container technology to enable flexible deployment;
●
User, Entity & Behavioural Analytics capabilities to enhance security capabilities; and
●
Enabling customers to process huge volumes of data in the cloud or within their own environment but with cloud scale economics.
The immediate execution focus is to ensure our customers fully understand our product strategy and are able to deploy our latest technology releases successfully.

4.
Revenue Composition & Alignment to Strategy
Professional services revenue has needed to be realigned to support the Micro Focus product strategy rather than to generate standalone services revenue and some of the key SaaS offerings were not engineered correctly to create a profitable and sustainable source of incremental revenue.

The amount of revenue impacted and the actions and time required to correct this were greater than we initially anticipated but there is now a clear path to completion.

Professional services revenue has been broadly stable for the last 3 quarters and is on track to be stable on a year-over-year basis by the end of FY20. The remedial product roadmap work for the impacted SaaS offerings is complete and the remaining activities will be completed within the next six months. Impacted customers now have a clear path forward and delivery of the transition is driven by customer demand.

Strategic & Operational Review: Conclusions and next steps

The Strategic & Operational review is substantially complete, and in the opinion of the board, has confirmed that:

●
The fundamentals underpinning our model and approach remain valid;
●
We underestimated the challenges that have emerged in the integration of the HPE Software business;
●
The key issues in relation to execution and integration are understood in detail, progress has been made and there is clear visibility of what remains to be done and this now needs to be driven to conclusion; and
●
Whilst we have been addressing these challenges, the pace of change within the Enterprise software market has accelerated and we now need to evolve our business model to capture the opportunities for significantly improved performance that exist within a number of our portfolios.

Given the above and having completed a full evaluation of the alternative strategic options available, the board has concluded that, at this time, the greatest opportunity for value creation is through the successful execution of the following key initiatives:

Evolve – our operating model

Objective: improve product portfolio positioning and external visibility
Given the pace of change in our industry we need to both accelerate and improve the visibility of our product strategies and drive a more differentiated approach to operational management and investment levels in certain portfolios.

When we acquired SUSE as part of The Attachmate Group we recognised the need to run this portfolio differently and essentially as a separate business. The market opportunity for Security and Big Data is such that a similar, differentiated approach to investment and operational management will be adopted for these product lines.

Over the medium-term our goal is to develop broadly autonomous businesses operating within the group. This will happen in two phases and take 12-24 months to complete. During the first phase we will re-align organisational structures, build new capability within these portfolios and re-focus product and market positioning where required. In phase two our plan is to run these portfolios broadly autonomously and report performance discretely within the overall Group performance updates.

Accelerate – transition of certain portfolios to SaaS or subscription based revenue models

Objective: Improve portfolio positioning and revenue composition
The Strategic & Operational review has highlighted the need for a more definitive approach and accelerated transition to Subscription and SaaS based offerings as part of our future portfolio strategy. The transition will be managed over multiple financial periods with an initial focus on products where this model is the emerging or de-facto market standard.

Our goal is to deliver incremental improvements in revenue trajectory alongside a structured and disciplined transition to SaaS and Subscription for some of our products. During FY20 we will begin the transition of Vertica, seek to grow existing and introduce new offerings in Security and build upon existing initiatives in ADM and ITOM with accelerated progress in these portfolios during 2021.

Driving this transition more systematically and faster will lead to improved competitiveness, higher contract value and customer retention rates combined with greater revenue predictability.

Transform - our Go-to-Market function

Objective: Improve overall productivity and predictability of performance
In order to drive consistent and sustained improvements in sales effectiveness a more fundamental restructuring of our go-to-market organisation is now underway. We have now accelerated the implementation of a new global operating plan and management system, supplemented by improved infrastructure and a single, consistent sales methodology and investment in the enablement of our teams. The goal of which is to drive significantly improved and increased levels of customer engagement.

Effective execution should over time ensure our resource alignment is better optimised to the opportunities in the marketplace for our portfolio and drive productivity improvements, improve renewal rates and exploit cross-selling opportunities within our broad portfolio.

Complete – core systems and operational simplification priorities

Objective: deliver the operational systems and business processes that form the platform for operational effectiveness and efficiencies
The Strategic & Operational Review confirmed the critical priority of driving our systems work to successful conclusion to capture the significant operational improvements and associated efficiencies evident and achievable within the business.

The major piece of structural work outstanding is the project to deliver the single set of business application systems architecture required to fully integrate our business operations.

We are encouraged with progress made to date but as previously communicated this is a complex multi-period IT project, further complicated by our SOX requirements which limits the opportunity to make substantial system changes in the second half of FY20. As such a decision on whether we execute in line with our timetable or have to re-phase will be made in the second quarter and communicated as part of our interim results.
Outlook for the Future: Focus on Operational Excellence and Performance

Micro Focus has a heritage of strong brands and deep sector expertise, along with customer and partner relationships founded on delivering software and support that is essential to mission-critical business processes. Our approach and experience in helping customers run and transform their business while managing risk and ultimately driving long-term value from their investments are strong foundations from which to build.

Our model is designed to deliver sustainable and consistent returns for our shareholders, customers and employees. Our overarching principles remain unchanged:

1.
Long-term and sustainable Adjusted EBITDA growth;
2.
Strong free cash flow generation;
3.
Efficient allocation of capital; and
4.
Value accretive corporate actions through either acquisition or divestment.
The key initiatives and associated investments, combined with existing but adjusted operational improvement actions resulting from the Strategic & Operational Review are intended to drive an accelerated recovery in revenue trajectory such that the revenue decline moderates and delivers flat to low single digit growth over the medium-term. Successful delivery of this when combined with the completion of work to build an effective operational platform should also enable Adjusted EBITDA margins to be improved to the mid-forties % range over time and result in significantly improved levels of free cash flow.

Significant progress on this journey will also enable the company to once again consider appropriate portfolio actions and accretive M&A to enhance shareholder value creation in the medium-term.

FY20 Outlook

We expect revenues for the 12 months ending 31 October 2020 to be in the range of minus 6% to minus 8% at constant currency when compared to the 12 months ended 31 October 2019. Within this, we expect the first half revenues of FY20 to be broadly consistent with the trajectory achieved in the second half of FY19, with improvements in the second half of FY20 and beyond. The investments we are announcing today should amount to $70-80 million in FY20 and are expected to recur in large part in FY21. We do not expect to see a material revenue benefit from these in the current financial year but the benefits should start to come through in FY21. The increased investment will impact our Adjusted EBITDA margins in FY20 and FY21, by which time we expect to be showing a demonstrable improvement in our growth prospects and revenue quality, which in turn should flow through into higher returns thereafter. This should also coincide with the delivery of the operational platform enabling cost and operational efficiencies to further contribute to margin expansion, in line with our longer term objectives.

We expect net debt broadly to reduce through FY20 excluding the impact of IFRS16 with our strong underlying cash flows from operations continuing to comfortably fund the remaining integration related exceptional costs, as well as ongoing debt service, capital expenditure, tax and dividend payments.

Chief Financial Officer’s Report

Micro Focus International – Statutory Results

REVENUE FROM CONTINUING OPERATIONS
$3.3BN
Compared to $4.8bn in 18 months ended 31 October 2018.

LOSS BEFORE TAX FROM CONTINUING OPERATIONS
$34.1M
Compared to a profit before tax of $34.1m in the 18 months ended 31 October 2018.

PROFIT FOR THE YEAR
$1.5BN
Including the profit on disposal of SUSE.

In the 18 months ended 31 October 2018, the Group generated a profit of $0.8bn.

FINAL DIVIDEND PER SHARE
58.33 cents
Compared to 58.33 cents in the 18 months ended 31 October 2018.

Continuing operations	12 months ended 31 October 2019 (audited)	18 months ended 31 October 2018 (audited)	12 months ended 31 October 2018 (unaudited)
	$m	$m	$m
Revenue	3,348.4	4,754.4	3,684.3
Operating profit (before exceptional items)	515.9	915.0	630.2
Exceptional items	(294.2)	(538.2)	(439.7)
Operating profit	221.7	376.8	190.5
Net finance costs (excluding exceptionals)	(255.8)	(336.9)	(269.0)
Exceptional finance costs	-	(5.8)	-
(Loss)/profit before tax	(34.1)	34.1	(78.5)
Taxation	16.0	673.1	700.5
(Loss)/profit from continuing operations	(18.1)	707.2	622.0
Profit from discontinued operations	1,487.2	76.9	55.5
Profit for the period	1,469.1	784.1	677.7

The financial periods presented in this report are for the 12 months ended 31 October 2019 and the previously reported 18 and 12 months ended 31 October 2018.

As reported previously, the Group acquired the HPE Software business on 1 September 2017 and completed the disposal of SUSE on 15 March 2019. SUSE has been excluded from continuing operations for all periods, with its results shown separately in “Profit from discontinued operations”. The results of the HPE Software business are shown within continuing operations for all 12 months ended 31 October 2019 and 31 October 2018 and for the 14 months post acquisition in the period for the 18 months ended 31 October 2018.

The impact of these significant corporate development activities combined with the extended period of account in the comparative period has meant the financial information for the Group are better understood when comparing the 12 months ended 31 October 2019 with the 12 months ended 31 October 2018, which were unaudited.

Revenue
In the 12 months ended 31 October 2019, the Group generated revenue of $3,348.4m, which represents a decrease of 29.6% on the results for the 18 months ended 31 October 2018 and a 9.1% decrease on the results for the 12 months ended 31 October 2018. The rate of decline includes a 1.8% decrease due to the strengthening of the dollar against most major currencies.

In order to fully understand the underlying trading performance of the continuing operations, the directors feel revenue is better considered on a constant currency basis (“CCY”) between the 12 months ended 31 October 2019 and the 12 months ended 31 October 2018. Excluding the impact of foreign exchange, revenue declined at constant currency by 7.3%. Revenue performance presented on a CCY basis can be found later in this report.

Operating profit
In the 12 months ended 31 October 2019, the Group generated an operating profit of $221.7m, which represents a decrease of 41.2% on the results for the 18 months ended 31 October 2018 and a 16.4% increase on the results for the 12 months ended 31 October 2018. This increase was driven by ongoing cost reductions combined with lower exceptional costs, partially offset by a decrease in revenue from $3,684.3m in the 12 months ended 31 October 2018 to $3,348.4m in the 12 months ended 31 October 2019. Exceptional costs (included within operating profit) have decreased from $439.7m in the 12 months ended 31 October 2018 to $294.2m in the 12 months ended 31 October 2019.

Exceptional items (included within operating profit)

	12 months ended 31 October 2019 (audited)	18 months ended 31 October 2018 (audited)	12 months ended 31 October 2018 (unaudited)
	$m	$m	$m
Exceptional items
Micro Focus/HPE Software business integration related:
System and IT infrastructure costs	126.3	114.4	114.4
Integration costs	119.6	147.6	143.7
Severance	32.1	129.1	119.9
Property costs	16.3	29.9	29.9
Micro Focus/HPE Software business integration related costs	294.3	421.0	407.9
HPE Software business acquisition/pre-acquisition costs	(3.9)	70.1	1.3
Integration in respect of previous acquisitions	-	17.0	0.8
Other acquisition costs	5.4	-	-
Property costs relating to previous acquisitions	-	8.2	8.4
Divesture gain on Atalla	(3.7)	-	-
Severance costs relating to previous acquisitions	-	0.6	-
Pre-disposal costs in relation to SUSE	-	21.3	21.3
Other costs	2.1	-	-
Total exceptional costs (reported in Operating profit)*	294.2	538.2	439.7

*
Exceptional costs excludes gain on disposal of SUSE, which is separately included in Profit from discontinued operations.

In the 12 months ended 31 October 2019, exceptional costs totalled to $294.2m. Exceptional costs predominantly relate to the integration of the HPE Software business and the costs incurred in the year include:

●
System and IT infrastructure costs of $126.3m principally reflect the IT migration of the Micro Focus business onto a single IT platform;
●
Integration costs of $119.6m across a wide range of projects undertaken to conform, simplify and increase efficiency across the two businesses;
●
Severance costs of $32.1m in relation to ongoing headcount reductions as we continue to remove duplication and streamline the continuing operations; and
●
Property costs of $16.3m as the Group continues the process of simplifying the real estate footprint.

As communicated previously, we anticipate total exceptional charges in relation to the HPE Software business integration of $960.0m of which $715.3m has been incurred to date. We initially expected to incur exceptional costs in relation to the HPE Software business integration of $420.0m in the 12 months ended 31 October 2019, which compares to an actual charge of $294.3m in the financial year. This variance is driven by the phasing of integration programmes.

This is a complex multi-period IT project, complicated by our SOx requirements, which limits the opportunity to make substantial system changes in the second half of FY20. As such a decision on whether we execute in line with our timetable or have to re-phase will be made in the second quarter and communicated as part of our interim results.

Net finance costs (excluding exceptional costs)
Net finance costs were $255.8m in the 12 months ended 31 October 2019 compared to $336.9m in the 18 months ended 31 October 2018 and $269.0m in the 12 months ended 31 October 2018. Finance costs predominantly relate to interest on the term loans put in place as part of the transaction to acquire the HPE Software business. In addition, included within the $255.8m is $46.7m in relation to the amortisation of facility costs and original issue discounts, which were paid on initiation of the term loans.

The decline in net finance costs between the periods of $13.2m primarily reflects an increase in bank interest from $2.6m in the 12 months ended 31 October 2018 to $16.3m in the 12 months ended 31 October 2019. The majority of interest income relates to interest earned on cash deposits held following the completion of the SUSE divestment until the Group returned $1.8bn of the proceeds to shareholders.

The Group holds interest rate swaps to hedge against the cash flow risk in the LIBOR rate charged on $2,250.0m of the debt issued by Seattle Spinco, Inc. (the investment company used to acquire the HPE Software business) from 19 October 2017 to 30 September 2022. Under the terms of the interest rate swaps, the Group pays a fixed rate of 1.94% and receives one-month USD LIBOR.

Taxation
The Group reported a tax credit for the 12 months ended 31 October 2019 of $16.0m (18 months ended 31 October 2018: credit of $673.1m).

Profit from discontinued operation
Profit from discontinued operation reflects the profits generated from the SUSE portfolio and the profit on disposal. The SUSE disposal was completed on 15 March 2019, and as a result was included in the Group’s reported trading numbers for four months during the 12 months ended 31 October 2019. In these four months, SUSE generated a profit of $28.7m compared to $55.5m in the 12 months ended 31 October 2018. After taking into account profits on disposal and disposal costs the Group generated a total of $1,487.2m from discontinued operation during the 12 months ended 31 October 2019.

Reconciliation from Statutory results to Alternative Performance Measures

This section sets out a reconciliation from the statutory results presented above to Alternative Performance Measures used by the business to assess operating performance and liquidity including Adjusted EBITDA, Adjusted Profit before tax and Adjusted EPS. For further details relating to the definition and relevance of such measures, please refer to the Alternative Performance Measures section of this Preliminary announcement. The Group believes that these and similar measures are used widely by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity.

Adjusted EBITDA
A reconciliation between Operating profit and Adjusted EBITDA is shown below:

	12 months ended 31 October 2019 (audited)	12 months ended 31 October 2018 (unaudited)
	$m	$m
Operating profit	221.7	190.5
Add back/(deduct):
Exceptional items (reported in Operating profit)	294.2	439.7
Share-based compensation charge	68.8	47.5
Amortisation of intangible assets	716.5	720.0
Depreciation of property, plant and equipment	66.5	73.6
Product development intangible costs capitalised	(16.5)	(27.5)
Foreign exchange loss/(gain)	11.3	(30.2)
Adjusted EBITDA* at Actual rates	1,362.5	1,413.6
CCY adjustment	-	(14.1)
CCY adjusted EBITDA*	1,362.5	1,399.5

*
Adjusted EBITDA is for continuing operations only.

Adjusted Profit before tax
Adjusted Profit before tax is defined as Profit before tax excluding the effects of share-based compensation, the amortisation of purchased intangible assets, and all exceptional items.

The following tables are reconciliations from Plrofit before tax for the period to Adjusted Profit before tax:

	12 months ended 31 October 2019 (audited)	18 months ended 31 October 2018 (audited)	12 months ended 31 October 2018 (unaudited)
Continuing operations	$m	$m	$m
(Loss)/profit before tax	(34.1)	34.1	(78.5)

Adjusting items:
Exceptional items	294.2	544.0	439.7
Share-based compensation charge	68.8	64.3	47.5
Amortisation of purchased intangibles	655.7	830.4	661.6
Total adjusting items	1,018.7	1,438.7	1,148.8

Adjusted Profit before tax	984.6	1,472.8	1,070.3

Adjusted Effective Tax Rate
The tax charge on Adjusted Profit before tax for the 12 months ended 31 October 2019 was $235.7m, which represents an effective tax rate (“ETR”) on Adjusted Profit before tax (“Adjusted ETR”) of 23.9%. The Group’s forecast for Adjusted ETR in the medium-term remains at 25%.

Effective tax rate (continuing operations)	12 months ended 31 October 2019 (audited)				18 months ended 31 October 2018 (audited)
	Actual	Adjusting items	Exceptional tax items	Adjusted measures	Actual	Adjusting items	Exceptional tax items	Adjusted Measures
	$m	$m	$m	$m	$m	$m	$m	$m
(Loss)/profit before tax	(34.1)	1,018.7	-	984.6	34.1	1,438.7	-	1,472.8
Taxation	16.0	(251.7)	-	(235.7)	673.1	(327.9)	(692.3)	(347.1)
Profit after tax	(18.1)	767.0	-	748.9	707.2	1,110.8	(692.3)	1,125.7
Effective tax rate	46.9%			23.9%	(1,973.9)%			23.6%

In computing Adjusted Profit before tax for the 12 months ended 31 October 2019, $1,018.7m of adjusting items have been added back (see Adjusted Profit before tax section above) and the associated tax is $251.7m.

Cash tax paid in respect of continuing operations during the year was $167.4m.

In April 2019, the European Commission published its final decision on its state aid investigation into the UK’s Financing Company Partial Exemption legislation and concluded that part of the legislation is in breach of EU State Aid rules. Similar to other UK based international groups that have acted in accordance with the UK legislation in force at the time, the Group may be affected by the finding and is monitoring developments.

In addition, during the period the Group has recognised a one off credit within adjusting items above of $48.6m in relation to the recognition of deferred tax on historical UK interest restrictions.

Earnings per share and Adjusted Earnings per share
The table below sets out the Earnings per Share (“EPS”) on both a reported and adjusted basis. The Group is also required to present EPS for both the continuing and discontinued operations.

	12 months ended 31 October 2019 (audited)		18 months ended 31 October 2018 (audited)		12 months ended 31 October 2018 (unaudited)
	Basic Cents	Diluted Cents 1	Basic Cents	Diluted Cents	Basic Cents	Diluted Cents

Basic and Diluted EPS
Continuing operations	(4.87)	(4.87)	181.91	176.92	143.01	138.94
Discontinued operation	393.37	389.16	19.79	19.25	12.76	12.39
Total Basic and Diluted EPS	388.50	384.35	201.70	196.17	155.77	151.33

Basic and Diluted Adjusted EPS
Continuing operations	198.01	195.89	289.57	281.63	192.99	187.51
Discontinued operation	8.25	8.16	29.36	28.56	18.67	18.14
Total Basic and Diluted Adjusted EPS	206.26	204.05	318.93	310.19	211.66	205.65

1 As there is a loss from continuing operations attributable to the ordinary equity shareholders of the Company for the 12 months ended 31 October 2019 ($18.4m), the Diluted EPS is reported as equal to Basic EPS, as no account can be taken of the effect of dilutive securities under IAS 33. There was total earnings attributable to ordinary equity shareholders of the Company for the 12 months ended 31 October 2019 of $1,468.8m and therefore the effect of dilutive securities can be reflected in the total Diluted EPS above.

The Adjusted EPS is defined as Basic EPS where the earnings attributable to ordinary shareholders are adjusted by adding back exceptional items, share-based compensation charge and the amortisation of purchased intangibles and the tax attributable to these charges. These are presented as management believes they are important to understanding the impact that the underlying trading performance has on the Group’s EPS.

In the 12 months ended 31 October 2019, the Group generated an Adjusted EPS from continuing operations of 198.01 cents. This compares to 192.99 cents in the 12 months ended 31 October 2018. The increase was primarily driven by a lower share count due to share buy-backs and share consolidation as described further below.

Following the completion of the SUSE transaction, the Group returned $1.8bn of proceeds to shareholders, in addition to the $540.0m of share buy backs. As a result, the total ordinary shares with voting rights has reduced from 426.9m to 333.4m during the period. These returns occurred throughout the year ending 31 October 2019, meaning that the full year Adjusted EPS will further benefit from the accretion in value in the 12 months ended 31 October 2020.

Micro Focus Alternative Performance Measures

CONSTANT CURRENCY REVENUE
(7.3)%
After the impact of the deferred revenue haircut.

CONSTANT CURRENCY COSTS
(10.3)%
Continued operational efficiencies delivering cost reduction of 10.3% year on year.

CONSTANT CURRENCY ADJUSTED EBITDA
$1.4BN
in the 12 months ended 31 October 2019.

CONSTANT CURRENCY ADJUSTED EBITDA MARGIN
40.7%
Adjusted EBITDA margin increase of 2.0ppt from 38.7% in the 12 months ended 31 October 2018.

The table below has been prepared on a constant currency basis (“CCY”) and is for continuing operations only. See the Alternative Performance Measures section for further detail.

	12 months ended 31 October 2019 (audited)	12 months ended 31 October 2018 (unaudited)	Year-on-year change %
	$m	$m
CCY revenue:
Licence	800.0	862.4	(7.2)%
Maintenance	2,057.6	2,193.7	(6.2)%
SaaS & other recurring	279.7	314.8	(11.1)%
Consulting	217.9	277.7	(21.5)%
CCY revenue before haircut	3,355.2	3,648.6	(8.0)%
Deferred revenue haircut	(6.8)	(34.7)	(80.4)%
CCY revenue	3,348.4	3,613.9	(7.3)%
CCY costs	(1,985.9)	(2,214.4)	(10.3)%
CCY Adjusted EBITDA	1,362.5	1,399.5	(2.6)%

CCY Adjusted EBITDA margin %	40.7%	38.7%	+2.0ppt

Revenue

	12 months ended 31 October 2019 (audited)					CCY % change to 12 months ended 31 October 2018 (unaudited)
	Licence	Maintenance	SaaS & other recurring	Consulting	Total	Licence	Maintenance	SaaS & other recurring	Consulting	Total
	$m	$m	$m	$m	$m	%	%	%	%	%
Product portfolio:
AMC*	170.9	326.1	-	11.7	508.7	(5.1%)	(0.6%)	0.0%	(1.4%)	(2.2%)
ADM*	130.3	485.4	87.8	18.2	721.7	(4.2%)	(3.3%)	(8.1%)	(41.9%)	(5.6%)
ITOM*	237.5	645.8	11.0	127.5	1,021.8	(3.9%)	(11.1%)	(22.0%)	(14.6%)	(10.1%)
Security	185.7	416.7	35.0	43.9	681.3	(13.1%)	(5.4%)	(0.8%)	(29.0%)	(9.3%)
IM&G*	75.6	183.6	145.9	16.6	421.7	(11.7%)	(6.8%)	(14.1%)	(29.2%)	(11.4%)
Revenue before haircut	800.0	2,057.6	279.7	217.9	3,355.2	(7.2%)	(6.2%)	(11.1%)	(21.5%)	(8.0%)
Haircut	-	(6.0)	(0.8)	-	(6.8)	n/a	(78.6%)	(84.6%)	(100.0%)	(80.4%)
Revenue	800.0	2,051.6	278.9	217.9	3,348.4	(7.2%)	(5.3%)	(9.9%)	(21.1%)	(7.3%)

Regional:
North America	385.8	1,074.0	206.1	77.2	1,743.1	0.6%	(9.4%)	(11.7%)	(32.1%)	(9.0%)
International	295.0	766.0	59.9	112.3	1,233.2	(18.4%)	(3.2%)	(7.3%)	(12.6%)	(8.4%)
Asia Pacific & Japan	119.2	217.6	13.7	28.4	378.9	1.3%	0.2%	(18.3%)	(20.2)%	(2.1%)
Revenue before haircut	800.0	2,057.6	279.7	217.9	3,355.2	(7.2%)	(6.2%)	(11.1%)	(21.5%)	(8.0%)
Haircut	-	(6.0)	(0.8)	-	(6.8)	n/a	(78.6%)	(84.6%)	(100.0%)	(80.4%)
Revenue	800.0	2,051.6	278.9	217.9	3,348.4	(7.2%)	(5.3%)	(9.9%)	(21.1%)	(7.3%)

*
The trends discussed in this section are presented before the impact of the deferred revenue haircut.
**
The prior year comparatives have been restated to reflect the reorganisation of the LATAM operations from North America (previously named “Americas”) to International (previously named “EMEA”). This restatement ensures consistent revenue trend reporting.

Revenue by stream performance (versus CCY comparatives)
In the 12 months ended 31 October 2019, the four revenue streams performance versus the 12 months ended 31 October 2018 was as follows:

Licence revenue declined by 7.2%. The Group’s licence revenue performance in the year continues to be impacted by operational issues impacting sales execution and, as such, performance volatility.

In the third quarter of the financial year the challenging macro environment resulted in a slowdown in customer purchases. This environment improved marginally in the fourth quarter but short-term volatility remains a continued risk to new business in future trading periods.

The stabilisation of licence revenue is a key objective of the Strategic & Operational Review and the steps outlined within the CEO Report of this document are the focus areas required to improve the performance in future periods.

Maintenance revenue declined by 6.2% (5.3% post deferred revenue haircut). This was impacted by one-off events such as the disposal of Atalla and selling to the US Government through a strategic partner rather than direct, which on a combined basis contributed 1.5% to the decline. Excluding these factors Maintenance revenue declined by 4.7%.

As highlighted above, the HPE Software business transaction brought a greater than anticipated level of complexity, which has required us to address a range of specific legacy, issues which are taking time to work through. These have a distortive effect on the underlying trends within the business. For example, Winback iniatives, which we implemente~~d~~ to recover previous customer terminations, had to be paused for systems reasons and then restarted. These examples amongst others impact in period comparisons in multiple and distort underlying performance especially when comparing half-year on half-year performance.

As such, we do not see the decline in the financial year to be indicative of our underlying maintenance revenue trend and we anticipate an improvement in the rate of decline in future periods.

Renewal rates vary at a product level but across the portfolio we continue to see renewal rates consistent with historical rates.

SaaS and other recurring revenue declined by 11.1% (9.9% post deferred revenue haircut). During the current financial year, the Group took deliberate actions to rationalise unprofitable operations and practices and refocused resources and investments to deliver the product enhancements required for long-term success. As a result, SaaS and other recurring revenue declined in line with our expectations during the current financial year, which will allow us to deliver a more sustainable expected growth in SaaS revenue at a higher profit margin in the medium-term.

As a result of the Strategic & Operational Review, we will be accelerating the transition of certain aspects of the portfolio to subscription and SaaS revenue models. In the next financial year, we will begin the transition of Vertica to subscription and accelerate the transition of certain products within the Security portfolio to SaaS, before undertaking similar transitions in ADM and ITOM in future periods. This transition will be delivered over multiple financial periods in a controlled and disciplined manor prioritising key products and will be undertaken alongside the intention to deliver incremental improvements in revenue performance year-on-year.

Consulting revenue declined by 21.5% (21.1% post deferred revenue haircut). The managed decline can be primarily attributed to the Group’s continued desire to focus only on consulting engagements that are directly related to the software portfolio.

In the 12 months ending 31 October 2020, the decline in Consulting will moderate as the actions undertaken in the current financial year conclude.

Revenue by product group (versus CCY comparatives)
The Group has more than 300 products reported under five product groups. These products are managed at a granular level using the application of the Micro Focus four-box model. The ~~l~~ nature of the software order cycle means that when considering underlying revenue trends, year-on-year growth rates by portfolio are not always indicative of an underlying trend and will be impacted by the timing of customer projects.

APPLICATION MODERNISATION & CONNECTIVITY (“AMC”)

Licence revenue declined by 5.1% in the 12 months ended 31 October 2019. The AMC portfolio operates in a mature and stable environment with long-term licence performance trending broadly flat. In individual financial periods, the timing and impact of one off deals will result in a performance, which exceeds or trends below this level; however, over the longer-term this performance is expected to remain relatively stable.

Maintenance and Consulting revenues declined by 0.6% and 1.4% respectively, as the level of maintenance and consulting support to licence sales continued to track at historical rates.

IT OPERATIONS MANAGEMENT (“ITOM”)

Licence revenue declined by 3.9% in the 12 months ended 31 October 2019. The performance in the current financial year includes an improvement in the second half in part due to the launch of a new Robotic Process Automation offering combined with a strong close to the financial year in the core ITOM product offerings.

ITOM Maintenance revenue declined by 11.1% in part due to the impact of the change in approach to government contracts and the change in terms of two customer contracts acquired with the HPE Software business assets, which resulted in a loss in total Maintenance revenue on these contracts. We do not anticipate any more such contracts as the majority of acquired contracts have already been through one renewal cycle.

The management actions to exit non-core revenue drove the 14.6% decline in Consulting revenue.

SECURITY

Licence revenue declined by 13.1% in the 12 months ended 31 October 2019, albeit with an improvement in the second half of the financial year. The Licence revenue decline is due to two primary factors. Firstly, the product group experienced significant levels of sales force attrition which was then secondly compounded by corrective actions made to product roadmaps within the portfolio, which will initially be disruptive to revenue. The improvements we have made are well progressed in these areas, but will take time to flow through to pipeline and revenue.

Following the strategic review, we intend to make additional strategic investments in the Security portfolio during financial year 2020, in order to stabilise the revenue performance.

Maintenance revenue declined by 5.4% in the 12 months ended 31 October 2019 and was driven in part by the disposal of Atalla.

Consulting revenue declined by 29.0% over the same year driven by a reduction in Licence revenue combined with the deliberate managed actions discussed earlier in this report.

INFORMATION MANAGEMENT & GOVERNANCE (“IM&G”)

Licence revenue declined by 11.7% in the 12 months ended 31 October 2019.

Maintenance and Consulting revenues declined 6.8% and 29.2% respectively. In addition, SaaS revenue declined 14.1% year-on-year due to a deliberate reduction in revenue generatated from managed services offerings within the product group.

The IM&G division includes our Vertica offering, which currently relies on large one-off licence deals, which results in a revenue profile, that can be inconsistent period on period due to timing of significant deals. In the 12 months ended 31 October 2019, the product teams have improved the offering to allow Vertica to be sold on a subscription basis. This road map re-engineering is important as it will allow our customers the option of a consumption model and develop a growing recurring revenue base which is expected to supplement large licence deals.

APPLICATION DELIVERY MANAGEMENT (”ADM”)

Licence revenue declined by 4.2% in the 12 months ended 31 October 2019.

SaaS and other recurring revenues declined by 8.1% in the 12 months ended 31 October 2019. The ADM product group operates within a market, which is transitioning to SaaS at a faster rate than other parts of the portfolio.

In the current financial year, we have offered customers the choice of consumption model with products available in both traditional licence and maintenance or SaaS offerings. The work undertaken on the Strategic & Operational review has indicated this market will continue to transition this way and as such, we intend to transition the portfolio to a subscription model over the coming financial years.

Work will be undertaken to transition parts of the ADM portfolio to a subscription model in the 12 months ending 31 October 2020, however no material incremental substitution in revenue is anticipated until the 12 months ending 31 October 2021. Maintenance revenue declined by 3.3% year on year. Consulting revenue declined by 41.9% driven by our decision to refocus execution to be in support of consulting engagements that drive other revenue streams.

Regional revenue performance (versus CCY comparatives)
Within the 12 months ended 31 October 2019, the revenue performance has shown a decline across all three regions, which were all impacted by the issues outlined earlier in this report.

Within North America, the decline in Maintenance was impacted by the disposal of Atalla and selling to the US Government via a strategic partner rather than directly to the customer. If you exclude the impact of these items, North America Maintenance declined by approximately 7.0%, however this region was impacted by the legacy HPE issues as outlined earlier in this section.

Adjusted EBITDA performance (versus CCY comparatives)
The Group generated an Adjusted EBITDA of $1,362.5m in the 12 months ended 31 October 2019, at an Adjusted EBITDA margin of 40.7%. This represents a 2.0ppt increase in Adjusted EBITDA margin between the periods.

The ability to drive operational efficiencies within the two businesses via integration was a key thesis for the HPE Software business deal and remains a strategic priority of management. Total costs on a CCY basis within the Micro Focus Product Portfolio in the 12 months ended 31 October 2019 were $1,985.9m. This reflects a reduction of $228.5m on the comparable period to 31 October 2018.

Alongside this cost reduction, we continue to work on multiple transformation projects to simplify and standardise our systems and processes, including a new IT system to run more streamlined business processes. We anticipate the opportunity to realise further efficiencies across our centralised Finance, HR, IT and Legal functions, allowing for further cost reductions in the future.

As mentioned above, whilst we are still targeting structural cost reductions for the future, the rate at which costs are taken out will reduce to enable focused investment in certain products and Go-To-Market.

As outlined within the Chief Executive Officer report, the Strategic & Operational review has highlighted the need for investments in our Security and Big Data products. These investments will total $70-80m and as such will have an unfavourable impact on the Adjusted EBITDA margin in the short-term before driving incremental revenue and profit in future accounting periods.

MFI Cash Generation
The table presented below focuses on those items which specifically relate to the Group’s free cash flow, which is considered to be a Key Performance Indicator (“KPI”) of the Group.

	12 months ended 31 October 2019 (audited)	18 months ended 31 October 2018 (audited)	12 months ended 31 October 2018 (unaudited)
	$m	$m	$m
Cash generated from operations before working capital	1,177.5	1,711.3	1,191.2
Movement in working capital	(121.2)	(287.0)	(39.6)
Cash generated from operations	1,056.3	1,424.3	1,151.6
Interest payments	(227.1)	(301.8)	(219.5)
Bank loan costs	-	(101.2)	(10.8)
Tax payments	(167.4)	(99.5)	(79.0)
Purchase of intangible assets	(29.3)	(92.1)	(56.5)
Purchase of property, plant and equipment	(56.3)	(40.1)	(30.2)
Free cash flow	576.2	789.6	755.6

In the cash flow analysis presented above, the results for SUSE are included for the entire period in the 12 and 18 months ended 31 October 2018, but are only included for four months to 28 February 2019 for the 12 months ended 31 October 2019.

As a result, in the 12 months ended 31 October 2019, the Group generated $576.2m of free cash flow compared to $755.6m in the 12 months ended 31 October 2018. The year-on-year impact of the SUSE cash flows was approximately $76m. The remaining decline in free cash flow year-on-year was primarily driven by increased tax payments from $79.0m in the 12 months ended 31 October 2018 to $167.4m in the 12 months ended 31 October 2019. The increased tax payments in the 12 months ended 31 October 2019 were due to the utilisation of tax attributes, which reduced cash tax, paid in the 12 months ended 31 October 2018.

The working capital outflow increased from $39.6m in the 12 months ended 31 October 2018 to $121.2m in the 12 months ended 31 October 2019. Despite a significant improvement in the collection of overdue trade receivable balances during the year, this was offset by cash outflows due to the timing of exceptional costs, and deferred income which was partly due to the change in approach to US government revenues. See Consolidated statement of financial position later in this report.

In addition to the corporate tax payments mentioned above, the Group also paid $264.6m in tax on profits following the disposal of SUSE. This payment is included within cash generated from investing activities and therefore excluded from the analysis above.

In the 12 months ended 31 October 2019, purchases of intangible assets (relating predominantly to software licences) totalled $29.3m compared to $56.5m in the 12 months ended 31 October 2018. In addition, purchase of property, plant and equipment increased from $30.2m to $56.3m over the same period.

Free cash flow for the 12 months ended 31 October 2020 will benefit from a reduction in exceptional costs, however this will be partially offset by increased tax payments as the Group has now utilised a number of significant tax attributes acquired with HPE Software (as mentioned above). Allowing for these factors, once the business has completed its strategic initiatives, the business is capable of delivering a substainable free cash flow of in excess of $700.0m

See the Alternative Performance Measures for further detail of cash conversion.

The Group’s Adjusted cash conversion ratio (defined as cash generated from operations divided by Adjusted EBITDA less exceptional items included within operating profit) for the 12 months ended 31 October 2019 was 95.3% compared to 105.7% in the 12 months ended 31 October 2018. Overall, the Group continues to anticipate annual adjusted cash conversion rates of between 95% and 100% over the medium term.

Net Debt
As at 31 October 2019, Net Debt was $4,338.5m (31 October 2018: $4,253.5m). This represents a Net Debt to Adjusted EBITDA ratio as follows:

	12 months ended 31 October 2019 (audited)	12 months ened 31 October 2018 (unaudited)
	$m	$m
Adjusted EBITDA*	1,362.5	1,529.6
Net Debt	(4,338.5)	(4,253.5)
Net Debt/Adjusted EBITDA ratio	3.2 times	2.8 times

*
The Adjusted EBITDA for the 12 months ended 31 October 2019 is for continuing operations only, the comparatives include the discontinued operation.

The Group’s net debt to Adjusted EBITDA ratio is 3.2 times as at 31 October 2019. The net leverage has increased in the year due to $540.0m of share buy backs, of which $200.0m were paid from the residual amount remaining from proceeds of the SUSE transaction net of the $1.8bn return of value to shareholders and the $200.0m debt repayment with the remainder being paid from cash within the business.

The medium-term leverage target for the Group remains 2.7 times Net Debt to Adjusted EBITDA. The cash generation qualities of the business means the business has successfully increased leverage above this target in order to complete in-organic investment before returning to 2.7 times after each transaction.As we have undertaken the Strategic & Operational Review, we have identified organic opportunities, which require similar investment. As a result, we now intend to repeat this leverage cycle to invest in the organic business before returning to our medium-term target in future financial periods.

The board will keep the appropriate level of debt under review and the Group will be consistent in its policy of not holding surplus cash on the balance sheet.

The movements on the Group loans in the 12 months to 31 October 2019 were as follows:

	Term Loan B-2	Term Loan B-3	Seattle Spinco Term Loan B	Euro Term Loan B	Total
	$m	$m	$m	$m	$m
At 1 November 2018	1,503.8	382.1	2,580.5	530.5	4,996.9
Repayments	(89.1)	(13.9)	(94.2)	(15.4)	(212.6)
Foreign exchange	-	-	-	(9.3)	(9.3)
At 31 October 2019	1,414.7	368.2	2,486.3	505.8	4,775.0

In the 12 months ended 31 October 2019, the Group repaid $212.6m of term loans of which $200.0m was repaid on the completion of the SUSE divestment. This early repayment means that the Group has no mandatory repayments payable until the first tranche of the debt matures in November 2021.

In addition to the term loans and cash reserves, the Group has access to a $500m revolving credit facility, which has remained undrawn throughout the financial year.

Consolidated statement of financial position
The Group’s Consolidated statement of financial position is presented later in this report. A summarised version is presented below.

	31 October 2019 (audited)	31 October 2018 (audited)
	$m	$m
Non-current assets	12,846.7	13,720.5
Current assets	1,448.1	1,917.6
Current assets classified as held for sale	-	1,142.5
Total assets	14,294.8	16,780.6

Current liabilities	1,802.0	2,010.4
Current liabilities classified as held for sale	-	437.7
Non-current liabilities	6,216.5	6,540.5
Total liabilities	8,018.5	8,988.6
Net assets	6,276.3	7,792.0

Total equity attributable to owners of the parent	6,275.0	7,791.0
Non-controlling interests	1.3	1.0
Total equity	6,276.3	7,792.0

The net assets of the Group have decreased from $7,792.0m to $6,276.3m between 31 October 2018 and 31 October 2019.

In the year, the key movements were as follows:

●
Non-current assets decreased by $873.8m to $12,846.7m primarily due to the net decrease of other intangible assets of $687.0m primarily as a result of the annual amortisation charge.

●
Current assets decreased by $469.5m to $1,448.1m driven by a reduction in trade and other receivables of $239.1m and a decrease in cash and cash equivalents of $265.2m. Trade and other receivables decreased due to a reduction of aged receivables of $100.8m and a reduced current balance of $111.4m. The reduction in aged receivables has been a key focus of the finance team in the financial year and an important part of the ongoing stabilisation of the business and mitigation of potential risk on the balance sheet.

●
Current assets and liabilities classified as held for sale as at 31 October 2018 reflects the assets and liabilities of the SUSE business segment, which were disposed of in the year. Following the disposal the Group returned $1.8bn of proceeds to shareholders and completed $540.0m of share buy-backs.

●
Current liabilities decreased by $208.4m, primarily due to a $65.9m reduction in trade and other payables driven by the year-end bonus provision reducing to nil and a $88.8m decrease in contract liabilities (deferred revenue) balance due to the decline in maintenance revenue.

●
Non-current liabilities decreased by $324.0m to $6,216.5m, primarily due to the repayment of term loans in the year.

Other financial matters

IFRS 15 “Revenue from contracts with customers”
The Group adopted IFRS 15 “Revenue from Contracts” (“IFRS 15”) from the transition date of 1 November 2018. Under the IFRS 15 adoption method chosen by the Group, prior-year comparatives are not restated to conform to the new policies.

Consequently, the year-over-year change of revenue and profit in the year to 31 October 2019 has been impacted by the new policies. IFRS 15 increased revenue by $16.1m in the 12 months ended 31 October 2019.

IFRS 16 “Leases”
The Group is required to adopt IFRS 16 “Leases” from the transition date of 1 November 2019. We currently estimate that IFRS 16 will increase Adjusted EBITDA by between $70.0m and $80.0m for the 12 months ended 31 October 2020 and net debt by approximately $200.0m as at 31 October 2020.

These estimates reflect the current lease positions of the Group as at the date of this report, the actual impact on the results for the year ended 31 October 2020 and statement of financial position at 31 October 2020 will depend on factors that may occur during the year. These include new leases entered into, changes or reassessments of the Group’s existing lease portfolio and changes to exchange rates or discount rates.

Contractual cash obligations
The following table reflects a summary of obligations and commitments outstanding as of 31 October 2019:

	Payment due by period
	Less than 1 year	1-3 years	3-5 years	After 5 years	Total
	$m	$m	$m	$m	$m
Debt principal repayment	-	1,431.7	3,343.3	-	4,775.0
Interest payments on debt	209.2	360.6	235.7	-	805.5
	209.2	1,792.3	3,579.0	-	5,580.5
Finance Leases	11.8	10.8	0.9	-	23.5
Operating Leases	78.6	123.6	61.4	37.6	301.2
	299.6	1,926.7	3,641.3	37.6	5,905.2

Dividend
The Group proposes a final dividend of 58.33 cents, taking total dividend per share to 116.66 cents for the period. The Group’s dividend policy remains unchanged at two times covered by the adjusted earnings of the company, of which one third will be paid as interim and two thirds as final.

The dividend will be paid in Sterling equivalent to 44.53 pence per share, based on an exchange rate of £1 = $1.31, the rate applicable on 03 February 2020, the date on which the board resolved to propose the dividend. Subject to approval by shareholders, the dividend will be paid on 7 May 2020 to shareholders on the register at 14 April 2020.

Alternative Performance Measures

The Group uses certain measures to assess the financial performance of its business. These measures are termed “Alternative Performance Measures” because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using financial measures that are not calculated in accordance with IFRS.

The Group uses such measures to measure operating performance and liquidity in presentations to the board and as a basis for strategic planning and forecasting, as well as monitoring certain aspects of its operating cash flow and liquidity. The Group believes that these and similar measures are used widely by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity.

The Alternative Performance Measures may not be comparable to other similarly titled measures used by other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for, or superior to, the equivalent measures calculated and presented in accordance with IFRS.

An explanation of the relevance of each of the Alternative Performance Measures, a reconciliation of the Alternative Performance Measures to the most directly comparable measures calculated and presented in accordance with IFRS and a discussion of their limitations is set out below.

Unaudited reporting periods
The Group has a comparative period of the 18 months ended 31 October 2018, as a result of a change in year-end. The Group has therefore also reported unaudited comparative results for the 12 months ended 31 October 2018 as this provides a more meaningful basis on which to discuss the results of the Group.

1. Consolidated statement of comprehensive income

12 months ended 31 October 2019 (12 months ended 31 October 2018 (unaudited))
The 12 months to 31 October 2018 results were calculated by deducting the six-month results to 31 October 2017, after adjusting for the discontinued operation, from the 18 month results to 31 October 2018.

	12 months ended 31 October 2019 (audited)	12 months ended 31 October 20181 (unaudited)	Six months ended 31 October 2017 (unaudited)	18 months ended 31 October 20181 (audited)
	$m	$m	$m	$m
Revenue	3,348.4	3,684.3	1,070.1	4,754.4
Cost of sales	(789.9)	(1,038.7)	(264.0)	(1,302.7)
Gross profit	2,558.5	2,645.6	806.1	3,451.7
Selling and distribution expenses	(1,224.8)	(1,417.1)	(347.1)	(1,764.2)
Research and development expenses	(491.2)	(549.0)	(131.8)	(680.8)
Administrative expenses	(620.8)	(489.0)	(140.9)	(629.9)
Operating profit	221.7	190.5	186.3	376.8

Finance costs	(282.4)	(274.9)	(75.5)	(350.4)
Finance income	26.6	5.9	1.8	7.7
Net finance costs	(255.8)	(269.0)	(73.7)	(342.7)

(Loss)/profit before tax	(34.1)	(78.5)	112.6	34.1
Taxation	16.0	700.5	(27.4)	673.1
(Loss)/profit from continuing operations	(18.1)	622.0	85.2	707.2
Profit from discontinued operation (attributable to equity shareholders of the Company)	1,487.2	55.5	21.4	76.9
Profit for the period	1,469.1	677.5	106.6	784.1

Operating profit (before exceptional items)	515.9	630.2	284.8	915.0
Exceptional items (reported in Operating profit)	(294.2)	(439.7)	(98.5)	(538.2)
Operating profit	221.7	190.5	186.3	376.8

1The comparatives for the 12 months and 18 months ended 31 October 2018 have been revised as described in the Basis of Preparation of the Significant Accounting Policies section.

2.
Consolidated statement of cash flows - 12 months to 31 October 2019 (12 months ended 31 October 2018 (unaudited))
	12 months ended 31 October 2019 (audited)	12 months ended 31 October 2018 (unaudited)	Six months ended 31 October 2017 (unaudited)	18 months ended 31 October 2018 (audited)
Cash flows from operating activities	$m	$m	$m	$m
Operating profit (attributable to continuing and discontinued operation)	259.4	269.8	219.9	489.7
Research and development tax credits	(1.2)	0.2	(2.2)	(2.0)
Depreciation	66.5	78.9	16.3	95.2
Loss on disposal of property, plant and equipment	3.6	4.2	0.5	4.7
Gain on disposal of Atalla	(3.7)	-	-	-
Amortisation of intangible assets	716.5	744.6	198.7	943.3
Amortisation of contract-related costs	10.2	-	-	-
Share-based compensation charge	71.3	53.9	18.3	72.2
Foreign exchange movements	11.1	(29.8)	(4.8)	(34.6)
Provisions movements	43.8	69.4	73.4	142.8
Cash generated from operations before working capital	1,177.5	1,191.2	520.1	1,711.3
Changes in working capital:
Inventories	-	0.3	(0.2)	0.1
Trade and other receivables	183.0	(177.1)	(231.7)	(408.8)
Increase in contract-related costs	(36.7)	-	-	-
Payables and other liabilities	(114.8)	115.8	15.5	131.3
Provision utilisation	(58.6)	(89.5)	(55.5)	(145.0)
Contract liabilities - deferred income	(98.5)	109.9	21.5	131.4
Pension funding in excess of charge to operating profit	4.4	1.0	3.0	4.0
Movement in working capital	(121.2)	(39.6)	(247.4)	(287.0)
Cash generated from operating activities	1,056.3	1,151.6	272.7	1,424.3
Interest paid	(227.1)	(219.5)	(82.3)	(301.8)
Bank loan costs	-	(10.8)	(90.4)	(101.2)
Tax paid	(167.4)	(79.0)	(20.5)	(99.5)
Net cash generated from operating activities	661.8	842.3	79.5	921.8
Cash flows from/(used in) investing activities
Payments for intangible assets	(29.3)	(56.5)	(35.6)	(92.1)
Purchase of property, plant and equipment	(56.3)	(30.2)	(9.9)	(40.1)
Finance leases	-	(0.7)	-	(0.7)
Interest received	26.6	7.5	1.7	9.2
Payment for acquisition of subsidiaries	(89.0)	(19.3)	0.1	(19.2)
Net cash acquired with acquisitions	1.2	0.9	320.8	321.7
Investing cash flows generated from disposals	20.0	-	-	-
Investing cash flows generated from discontinued operation, net of cash disposed	2,473.5	-	-	-
Tax paid on divestiture	(264.6)	-	-	-
Net cash from/(used in) investing activities	2,082.1	(98.3)	277.1	178.8
Cash flows (used in)/from financing activities
Investment in non-controlling interest	-	(0.1)	-	(0.1)
Proceeds from issue of ordinary share capital	3.1	4.6	1.2	5.8
Purchase of treasury shares and related expenses	(544.7)	(171.7)	-	(171.7)
Return of Value paid to shareholders	(1,800.0)	-	(500.0)	(500.0)
Expenses related to the Return of Value	(1.0)	-		-
Repayment of working capital in respect of the HPE Software business acquisition	-	(225.8)	-	(225.8)
Finance leases	(12.9)	-	-	-
Repayment of bank borrowings	(212.6)	(37.9)	(215.0)	(252.9)
Proceeds from bank borrowings	-	-	1,043.8	1,043.8
Dividends paid to owners	(439.2)	(408.3)	(133.9)	(542.2)
Net cash (used in)/from financing activities	(3,007.3)	(839.2)	196.1	(643.1)
Effects of exchange rate changes	(1.8)	(11.4)	26.7	15.3
Net (decrease)/increase in cash and cash equivalents	(265.2)	(106.6)	579.4	472.8
Cash and cash equivalents at beginning of period	620.9	730.4	151.0	151.0
	355.7	623.8	730.4	623.8
Reclassification to current assets classified as held for sale	-	(2.9)	-	(2.9)
Cash and cash equivalents at end of period	355.7	620.9	730.4	620.9

3.
Impact of deferred revenue haircut

The following table shows the impact of the acquisition accounting adjustment of deferred revenue haircut (i.e. the unwinding of fair value adjustment to acquired deferred revenue) on reported revenues.

	12 months ended 31 October 2019 (audited)			12 months ended 31 October 2018 (unaudited)
	Continuing operations	Discontinued operation	Total	Continuing operations	Discontinued operation	Total
	$m	$m	$m	$m	$m	$m
Revenue before deferred revenue haircut	3,355.2	127.1	3,482.3	3,719.1	374.5	4,093.6
Unwinding of fair value adjustment to acquired deferred revenue	(6.8)	(0.1)	(6.9)	(34.8)	(0.8)	(35.6)
Revenue	3,348.4	127.0	3,475.4	3,684.3	373.7	4,058.0

	18 months ended 31 October 2018 (audited)
	Continuing operations	Discontinued operation	Total
	$m	$m	$m
Revenue before deferred revenue haircut	4,815.5	539.8	5,355.3
Unwinding of fair value adjustment to acquired deferred revenue	(61.1)	(1.6)	(62.7)
Revenue	4,754.4	538.2	5,292.6

4.
EBITDA and Adjusted EBITDA

EBITDA is defined as net earnings before finance costs, finance income, taxation, share of results of associates, depreciation of property, plant and equipment and amortisation of intangible assets. The Group presents EBITDA because it is widely used by securities analysts, investors and other interested parties to evaluate the profitability of companies. EBITDA eliminates potential differences in performance caused by variations in capital structures (affecting net finance costs), tax positions (such as the availability of net operating losses against which to relieve taxable profits), the cost and age of tangible assets (affecting relative depreciation expense) and the extent to which intangible assets are identifiable (affecting relative amortisation expense).

The Group defines Adjusted EBITDA as comprising of EBITDA (as defined above), exceptional items including the gain on disposal of discontinued operation, share-based compensation, product development intangible costs capitalised and foreign exchange (gains)/losses. Adjusted EBITDA is the primary measure used internally to measure performance and to incentivise and reward employees.

Adjusted EBITDA Margin refers to each measure defined above as a percentage of actual revenue recorded in accordance with IFRS for the period.

Adjusted EBITDA is a key profit measure used by the board to assess the underlying financial performance of the Group. Adjusted EBITDA is stated before the following items for the following reasons:

●
Exceptional items, including the gain on disposal of discontinued operation as set out in note 3, are excluded by virtue of their size, nature or incidence, in order to show the underlying continuing business performance of the Group.

●
Share-based compensation charges are excluded from the calculation of Adjusted EBITDA because these represent a non-cash accounting charge for transactions that could otherwise have been settled in cash or not be limited to employee compensation. These charges also represent long-term incentives designed for long-term employee retention, rather than reflecting the short-term underlying operations of the Group’s business. The directors acknowledge that there is an ongoing debate on the add-back of share-based compensation charges but believe that as they are not included in the analysis of segment performance used by the Chief Operating Decision Maker and their add-back is consistent with metrics used by a number of other companies in the technology sector, that this treatment remains appropriate.

●
Charges for the amortisation of purchased intangibles are excluded from the calculation of Adjusted EBITDA. This is because these charges are based on judgements about their value and economic life, are the result of the application of acquisition accounting rather than core operations, and whilst revenue recognised in the income statement does benefit from the underlying intangibles that has been acquired, the amortisation costs bear no relation to the Group’s underlying ongoing operational performance. In addition, amortisation of acquired intangibles is not included in the analysis of segment performance used by the Chief Operating Decision Maker.

●
We exclude foreign exchange (gains)/losses from Adjusted EBITDA in order to exclude foreign exchange volatility when evaluating the underlying performance of the business.

4.
EBITDA and Adjusted EBITDA continued

●
We deduct from EBITDA, actual spend on product development costs during the period as this reflects the required underlying expenditure. This is because the capitalisation and subsequent amortisation of such costs are based on judgements about whether they meet the capitalisation criteria set out in IAS38 “Intangible Assets” and on the period of their estimated economic benefit. In addition, product development costs for the period are included in the analysis of segment performance used by the Chief Operating Decision Maker.

The following table is a reconciliation from profit for the period to EBITDA and Adjusted EBITDA:

	12 months ended 31 October 2019 (audited)			12 months ended 31 October 2018 (unaudited)
	Continuing operations	Discontinued operation	Total	Continuing operations	Discontinued operation	Total
	$m	$m	$m	$m	$m	$m
(Loss)/profit for the period	(18.1)	1,487.2	1,469.1	622.0	55.5	677.5
Finance costs	282.4	-	282.4	274.9	-	274.9
Finance income	(26.6)	-	(26.6)	(5.9)	-	(5.9)
Taxation	(16.0)	318.1	302.1	(700.5)	22.5	(678.0)
Share of results of associates	-	0.3	0.3	-	1.4	1.4
Depreciation of property, plant and equipment	66.5	-	66.5	73.6	5.3	78.9
Amortisation of intangible assets	716.5	-	716.5	720.0	24.6	744.6
EBITDA	1,004.7	1,805.6	2,810.3	984.1	109.3	1,093.4
Exceptional items (reported in profit from discontinued operation)	-	(1,767.9)	(1,767.9)	-	-	-
Exceptional items (reported in Operating profit)	294.2	-	294.2	439.7	-	439.7
Share-based compensation charge	68.8	2.5	71.3	47.5	6.4	53.9
Product development intangible costs capitalised	(16.5)	-	(16.5)	(27.5)	-	(27.5)
Foreign exchange loss/(gain)	11.3	(0.2)	11.1	(30.2)	0.3	(29.9)
Adjusted EBITDA	1,362.5	40.0	1,402.5	1,413.6	116.0	1,529.6

Revenue	3,348.4	127.0	3,475.4	3,684.3	373.7	4,058.0
Adjusted EBITDA Margin	40.7%	31.5%	40.4%	38.4%	31.0%	37.7%

	18 months ended 31 October 2018 (audited)
	Continuing operations	Discontinued operation	Total
	$m	$m	$m
Profit for the period	707.2	76.9	784.1
Finance costs	350.4	-	350.4
Finance income	(7.7)	-	(7.7)
Taxation	(673.1)	34.2	(638.9)
Share of results of associates	-	1.8	1.8
Depreciation of property, plant and equipment	88.6	6.6	95.2
Amortisation of intangible assets	903.1	40.2	943.3
EBITDA	1,368.5	159.7	1,528.2
Exceptional items (reported in profit from discontinued operation)	-	-	-
Exceptional items (reported in Operating profit)	538.2	-	538.2
Share-based compensation charge	64.3	7.9	72.2
Product development intangible costs capitalised	(44.4)	-	(44.4)
Foreign exchange (gain)/loss	(37.4)	2.8	(34.6)
Adjusted EBITDA	1,889.2	170.4	2,059.6

Revenue	4,754.4	538.2	5,292.6
Adjusted EBITDA Margin	39.7%	31.7%	38.9%

5. Adjusted Profit before tax

Adjusted Profit before tax is defined as profit before tax excluding the effects of share-based compensation, the amortisation of purchased intangible assets, and all exceptional items including gain on disposal of discontinued operation. These items are individually material items that are not considered to be representative of the performance of the Group. Adjusted Profit before tax is only presented on a consolidated basis because management believes it is important to the understanding of the Group’s effective tax rate. When presented on a consolidated basis, Adjusted Profit before tax is an Alternative Performance Measure.

The following table is a reconciliation from profit before tax for the period to Adjusted Profit before tax:

	12 months ended 31 October 2019 (audited)			12 months ended 31 October 2018 (unaudited)
	Continuing operations	Discontinued operation	Total	Continuing operations	Discontinued operation	Total
	$m	$m	$m	$m	$m	$m
(Loss)/profit before tax	(34.1)	1,805.3	1,771.2	(78.5)	78.0	(0.5)

Share-based compensation charge	68.8	2.5	71.3	47.5	6.4	53.9
Amortisation of purchased intangibles	655.7	-	655.7	661.6	24.6	686.2
Exceptional items, including gain on disposal of discontinued operation	294.2	(1,767.9)	(1,473.7)	439.7	-	439.7
Adjusting items	1,018.7	(1,765.4)	(746.7)	1,148.8	31.0	1,179.8

Adjusted Profit before tax	984.6	39.9	1,024.5	1,070.3	109.0	1,179.3

	18 months ended 31 October 2018 (audited)
	Continuing operations	Discontinued operation	Total
	$m	$m	$m
Profit before tax	34.1	111.1	145.2

Share-based compensation charge	64.3	7.9	72.2
Amortisation of purchased intangibles	830.4	39.4	869.8
Exceptional items	544.0	-	544.0
Adjusting items	1,438.7	47.3	1,486.0

Adjusted Profit before tax	1,472.8	158.4	1,631.2

6.
Adjusted Effective Tax Rate

The tax charge on Adjusted Profit before tax for the 12 months ended 31 October 2019 was $235.7m (18 months ended 31 October 2018: $347.1m). This represents an Adjusted Effective Tax Rate (“Adjusted ETR”), calculated as the tax charge on Adjusted Profit from continuing operations divided by the Adjusted Profit, of 23.9% (18 months ended 31 October 2018: 23.6%).

Effective tax rate (continuing operations)	12 months ended 31 October 2019 (audited)				18 months ended 31 October 2018 (audited)
	Actual	Adjusting items	Exceptional tax items	Adjusted measures	Actual	Adjusting items	Exceptional tax items	Adjusted Measures
	$m	$m	$m	$m	$m	$m	$m	$m
(Loss)/profit before tax	(34.1)	1,018.7	-	984.6	34.1	1,438.7	-	1,472.8
Taxation	16.0	(251.7)	-	(235.7)	673.1	(327.9)	(692.3)	(347.1)
Profit after tax	(18.1)	767.0	-	748.9	707.2	1,110.8	(692.3)	1,125.7
Effective tax rate	46.9%			23.9%	(1,973.9)%			23.6%

In computing Adjusted Profit before tax for the 12 months ended 31 October 2019, $1,018.7m (18 months ended 31 October 2018: $1,438.7m) of adjusting items have been added back (see Adjusted Profit before tax section above) and the associated tax credit is $251.7m (18 months ended 31 October 2018: $327.9m credit).

Exceptional tax items of $692.3m in the 18 months ended 31 October 2018 shown above related to the impact of US tax reforms, comprised of a credit of $930.6m in respect of the re-measurement of deferred tax liabilities due to the reduction of the US federal tax rate from 35% to 21% and a transition tax charge of $238.3m payable over eight years.

7.
Adjusted Earnings per Share and Diluted Adjusted Earnings per Share

The Adjusted Earnings per Share (“EPS”) is defined as Basic EPS where the earnings attributable to ordinary shareholders are adjusted by adding back exceptional items including the gain on disposal of discontinued operation, share-based compensation charge and the amortisation of purchased intangibles because they are individually or collectively material items that are not considered to be representative of the trading performance of the Group. These are presented as management believe they are important to understanding the change in the Group’s EPS and is consistent with adjustments as made by our peers.

	12 months ended 31 October 2019	12 months ended 31 October 2018	18 months ended 31 October 2018
	(audited)	(unaudited)	(audited)
CENTS

EPS from continuing operations attributable to the ordinary equity shareholders of the Company
Basic EPS – cents	(4.87)	143.01	181.91
Diluted EPS – cents 1	(4.87)	138.94	176.92
Basic Adjusted EPS – cents	198.01	192.99	289.57
Diluted Adjusted EPS - cents	195.89	187.51	281.63

EPS from discontinued operation
Basic EPS – cents	393.37	12.76	19.79
Diluted EPS – cents	389.16	12.39	19.25
Basic Adjusted EPS – cents	8.25	18.67	29.36
Diluted Adjusted EPS - cents	8.16	18.14	28.56

Total EPS attributable to the ordinary equity shareholders of the Company
Basic EPS – cents	388.50	155.77	201.70
Diluted EPS - cents 1	384.35	151.33	196.17
Basic Adjusted EPS – cents	206.26	211.66	318.93
Diluted Adjusted EPS - cents	204.05	205.65	310.19

PENCE

EPS from continuing operations attributable to the ordinary equity shareholders of the Company
Basic EPS – pence	(3.82)	106.40	136.73
Diluted EPS – pence 1	(3.82)	103.37	132.98
Basic Adjusted EPS - pence	155.49	143.59	217.66
Diluted Adjusted EPS – pence	153.82	139.50	211.69

EPS from discontinued operation
Basic EPS – pence	308.89	9.49	14.88
Diluted EPS – pence	305.59	9.22	14.47
Basic Adjusted EPS - pence	6.48	13.89	22.07
Diluted Adjusted EPS – pence	6.41	13.50	21.46

Total EPS attributable to the ordinary equity shareholders of the Company
Basic EPS – pence	305.07	115.89	151.61
Diluted EPS – pence 1	301.81	112.59	147.45
Basic Adjusted EPS - pence	161.97	157.48	239.73
Diluted Adjusted EPS – pence	160.23	153.00	233.15

1 As there is a loss from continuing operations attributable to the ordinary equity shareholders of the Company for the 12 months ended 31 October 2019 ($18.4m), the Diluted EPS is reported as equal to Basic EPS, as no account can be taken of the effect of dilutive securities under IAS 33. There was total earnings attributable to ordinary equity shareholders of the Company for the 12 months ended 31 October 2019 of $1,468.8m and therefore the effect of dilutive securities can be reflected in the total Diluted EPS above.

7.
Adjusted Earnings per Share and Diluted Adjusted Earnings per Share continued

	12 months ended 31 October 2019	12 months ended 31 October 2018	18 months ended 31 October 2018
	(audited)	(unaudited)	(audited)
	$m	$m	$m
Profit for the period	1,469.1	677.5	784.1
(Profit)/loss from Non-controlling interests	(0.3)	0.2	(0.1)
Earnings attributable to ordinary shareholders	1,468.8	677.7	784.0

From continuing operations1	(18.4)	622.2	707.1
From discontinued operation	1,487.2	55.5	76.9
Earnings attributable to ordinary shareholders	1,468.8	677.7	784.0

Adjusting items:
Exceptional items, including gain on disposal of discontinued operation	(1,473.7)	439.7	544.0
Share-based compensation charge	71.3	53.9	72.2
Amortisation of purchased intangibles	655.7	686.2	869.8
	(746.7)	1,179.8	1,486.0
Tax relating to above adjusting items in the period (including exceptional tax credit in the prior period)	57.7	(936.6)	(1,030.3)
Adjusted earnings attributable to ordinary shareholders	779.8	920.9	1,239.7

From continuing operations1	748.6	839.7	1,125.6
From discontinued operation	31.2	81.2	114.1
Adjusted earnings attributable to ordinary shareholders	779.8	920.9	1,239.7

Weighted average number of shares:	Number	Number	Number
	m	m	m
Basic	378.1	435.1	388.7
Effect of dilutive securities – Options	4.1	12.7	11.0
Diluted	382.2	447.8	399.7

1 For the purposes of calculating EPS measures, Earnings and Adjusted earnings attributable to ordinary shareholders from continuing operations excludes the impact of non-controlling interests since these are not attributable to ordinary shareholders.

	12 months ended 31 October 2019 (audited)			12 months ended 31 October 2018 (unaudited)
	Continuing operations	Discontinued operation	Total	Continuing operations	Discontinued operation	Total
	$m	$m	$m	$m	$m	$m
Adjusting items:
Exceptional items, including gain on disposal of discontinued operation	294.2	(1,767.9)	(1,473.7)	439.7	-	439.7
Share-based compensation charge	68.8	2.5	71.3	47.5	6.4	53.9
Amortisation of purchased intangibles	655.7	-	655.7	661.6	24.6	686.2
	1,018.7	(1,765.4)	(746.7)	1,148.8	31.0	1,179.8
Tax relating to above adjusting items and exceptional tax credit in the period	(251.7)	309.4	57.7	(931.3)	(5.3)	(936.6)
	767.0	(1,456.0)	(689.0)	217.5	25.7	243.2

	18 months ended 31 October 2018 (audited)
	Continuing operations	Discontinued operation	Total
	$m	$m	$m
Adjusting items:
Exceptional items	544.0	-	544.0
Share-based compensation charge	64.3	7.9	72.2
Amortisation of purchased intangibles	830.4	39.4	869.8
	1,438.7	47.3	1,486.0
Tax relating to above adjusting items and exceptional tax credit in the period	(1,020.2)	(10.1)	(1,030.3)
	418.5	37.2	455.7

8.
Free Cash Flow
Free cash flow is defined as cash generated from operations less interest payments and loan costs, tax, purchase of intangible assets and purchase of property, plant and equipment. This is presented as management believe it is important to the understanding the Group’s cash flow.

	12 months ended 31 October 2019	12 months ended 31 October 2018	18 months ended 31 October 2018
	(audited)	(unaudited)	(audited)
	$m	$m	$m
Cash generated from operating activities	1,056.3	1,151.6	1,424.3
Less:
Interest payments	(227.1)	(219.5)	(301.8)
Bank loan costs	-	(10.8)	(101.2)
Tax payments	(167.4)	(79.0)	(99.5)
Purchase of intangible assets	(29.3)	(56.5)	(92.1)
Purchase of property, plant and equipment	(56.3)	(30.2)	(40.1)
Free cash flow	576.2	755.6	789.6

9.
Net Debt
Net debt is defined as cash and cash equivalents less borrowings and finance lease obligations.

	31 October 2019 (audited)	31 October 2018 (audited)
	$m	$m
Borrowings	(4,670.7)	(4,845.9)
Cash and cash equivalents	355.7	620.9
Finance lease obligations	(23.5)	(28.5)
Net debt	(4,338.5)	(4,253.5)

10.
Adjusted cash conversion ratio
The Group’s adjusted cash conversion ratio is defined as cash generated from operations divided by Adjusted EBITDA less exceptional items (reported in Operating profit). This is presented as management believe it is important to the understanding the Group’s conversion of underlying results to cash.

	12 months ended 31 October 2019 (audited)	12 months ended 31 October 2018 (unaudited)	18 months ended 31 October 2018 (audited)
	$m	$m	$m
Cash generated from operations	1,056.3	1,151.6	1,424.3

Adjusted EBITDA	1,402.5	1,529.6	2,059.6
Less: exceptional items (reported in Operating profit)	(294.2)	(439.7)	(538.2)
Adjusted EBITDA less exceptional items	1,108.3	1,089.9	1,521.4
Adjusted cash conversion ratio	95.3%	105.7%	93.6%

11.
Constant Currency
The Group’s reporting currency is the US dollar however, the Group’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and to better illustrate the underlying change in results from one year to the next, the Group has adopted the practice of discussing results on an as reported basis and in constant currency.

The Group uses US dollar-based constant currency models to measure performance. These are calculated by restating the results of the Group for the comparable period at the same average exchange rates as those used in reported results for the current period. This gives a US dollar denominated income statement, which excludes any variances attributable to foreign exchange rate movements.

The most important foreign currencies for the Group are: Pounds Sterling, the Euro, Canadian Dollar, Israeli Shekel and Japanese Yen. The exchange rates used are as follows:

	12 months ended 31 October 2019		12 months ended 31 October 2018		18 months ended 31 October 2018
	Average	Closing	Average	Closing	Average	Closing
£1 = $	1.27	1.29	1.34	1.27	1.33	1.27
€1 = $	1.12	1.12	1.18	1.14	1.18	1.14
C$ = $	0.75	0.76	0.78	0.76	0.78	0.76
ILS = $	0.28	0.28	0.28	0.27	0.28	0.27
100 JYP = $	1.10	1.08	0.90	0.92	0.90	0.92

Consolidated statement of comprehensive income
for the 12 months ended 31 October 2019

Continuing operations		12 months ended 31 October 2019 (audited)			18 months ended 31 October 20181 (audited)
		Before exceptional items	Exceptional items (note 3)	Total	Before exceptional items	Exceptional items (note 3)	Total
	Note	$m	$m	$m	$m	$m	$m
Revenue	1,2	3,348.4	-	3,348.4	4,754.4	-	4,754.4
Cost of sales		(777.3)	(12.6)	(789.9)	(1,237.3)	(65.4)	(1,302.7)
Gross profit		2,571.1	(12.6)	2,558.5	3,517.1	(65.4)	3,451.7
Selling and distribution expenses		(1,216.4)	(8.4)	(1,224.8)	(1,725.0)	(39.2)	(1,764.2)
Research and development expenses		(491.7)	0.5	(491.2)	(663.4)	(17.4)	(680.8)
Administrative expenses		(347.1)	(273.7)	(620.8)	(213.7)	(416.2)	(629.9)
Operating profit		515.9	(294.2)	221.7	915.0	(538.2)	376.8

Finance costs	4	(282.4)	-	(282.4)	(344.0)	(6.4)	(350.4)
Finance income	4	26.6	-	26.6	7.1	0.6	7.7
Net finance costs	4	(255.8)	-	(255.8)	(336.9)	(5.8)	(342.7)

(Loss)/profit before tax		260.1	(294.2)	(34.1)	578.1	(544.0)	34.1
Taxation	6	(38.3)	54.3	16.0	(125.1)	798.2	673.1
(Loss)/profit from continuing operations		221.8	(239.9)	(18.1)	453.0	254.2	707.2
Profit from discontinued operation (attributable to equity shareholders of the Company)	20	28.7	1,458.5	1,487.2	76.9	-	76.9
Profit for the period		250.5	1,218.6	1,469.1	529.9	254.2	784.1

Attributable to:
Equity shareholders of the Company		250.2	1,218.6	1,468.8	529.8	254.2	784.0
Non-controlling interests		0.3	-	0.3	0.1	-	0.1
Profit for the period		250.5	1,218.6	1,469.1	529.9	254.2	784.1

1The comparatives for the 18 months ended 31 October 2018 have been revised to reclassify certain costs from administrative expenses to cost of sales, selling and distribution expenses and research and development expenses as described in the Basis of Preparation of the Significant Accounting Policies section.

Consolidated statement of comprehensive income continued
for the 12 months ended 31 October 2019

		12 months ended 31 October 2019 (audited)			18 months ended 31 October 2018 (audited)
		Before exceptional items	Exceptional items (note 3)	Total	Before exceptional items	Exceptional items (note 3)	Total
	Note	$m	$m	$m	$m	$m	$m
Profit for the period		250.5	1,218.6	1,469.1	529.9	254.2	784.1
Other comprehensive (expense)/income for the period:
Items that will not be reclassified to profit or loss
Continuing operations:
Actuarial loss on pension schemes liabilities	16	(26.2)	-	(26.2)	(8.9)	-	(8.9)
Actuarial gain/(loss) on non-plan pension assets	16	0.3	-	0.3	(5.3)	-	(5.3)
Deferred tax movement		13.0	-	13.0	3.8	-	3.8
Discontinued operation:
Actuarial gain/(loss) on pension schemes liabilities	16	0.1	-	0.1	(1.5)	-	(1.5)
Actuarial gain/(loss) on non-plan pension assets	16	0.1	-	0.1	(0.5)	-	(0.5)
Deferred tax movement		-	-	-	0.5	-	0.5
Currency translation differences - discontinued operation recycled to profit and loss in the period		-	(1.5)	(1.5)	-	-	-
Items that may be subsequently reclassified to profit or loss
Cash flow hedge movements	18	(122.9)	-	(122.9)	86.4	-	86.4
Current tax movement	18	23.3	-	23.3	(16.4)	-	(16.4)
Deferred tax movement		14.0	-	14.0	-	-	-
Currency translation differences – continuing operations		(206.2)	-	(206.2)	(29.5)	-	(29.5)
Currency translation differences - discontinued operation		-	-	-	0.7	-	0.7
Other comprehensive (expense)/income for the period		(304.5)	(1.5)	(306.0)	29.3	-	29.3
Total comprehensive income for the period		(54.0)	1,217.1	1,163.1	559.2	254.2	813.4
Attributable to:
Equity shareholders of the Company		(54.3)	1,217.1	1,162.8	559.1	254.2	813.3
Non-controlling interests		0.3	-	0.3	0.1	-	0.1
Total comprehensive income for the period		(54.0)	1,217.1	1,163.1	559.2	254.2	813.4

Total comprehensive income attributable to the equity shareholders of the Company arises from:
Continuing operations		(82.9)	(239.9)	(322.8)	483.1	254.2	737.3
Discontinued operation		28.9	1,457.0	1,485.9	76.1	-	76.1
		(54.0)	1,217.1	1,163.1	559.2	254.2	813.4
Earnings per share (cents)
From continuing and discontinued operations				cents			cents
- basic	8			388.50			201.70
- diluted	8			384.35			196.17
From continuing operations
- basic	8			(4.87)			181.91
- diluted	8			(4.87)			176.92
Earnings per share (pence)
From continuing and discontinued operations				pence			pence
- basic	8			305.07			151.61
- diluted	8			301.81			147.45
From continuing operations
- basic	8			(3.82)			136.73
- diluted	8			(3.82)			132.98

Consolidated statement of financial position
as at 31 October 2019

	Note	31 October 2019 (audited) $m	31 October 2018 (audited) $m
Non-current assets
Goodwill	9	6,671.3	6,805.0
Other intangible assets	10	5,942.3	6,629.3
Property, plant and equipment		140.5	144.3
Derivative asset		-	86.4
Long-term pension assets	16	17.1	16.7
Contract-related costs		31.5	-
Other non-current assets		44.0	38.8
		12,846.7	13,720.5
Current assets
Inventories		0.1	0.2
Trade and other receivables	11	1,032.9	1,272.0
Contract-related costs		19.3	-
Current tax receivables		40.1	24.5
Cash and cash equivalents	12	355.7	620.9
		1,448.1	1,917.6
Current assets classified as held for sale	20	-	1,142.5
Total current assets		1,448.1	3,060.1
Total assets		14,294.8	16,780.6

Current liabilities
Trade and other payables		611.0	676.9
Borrowings	14	-	3.7
Finance leases		11.8	13.6
Provisions	15	29.3	57.4
Current tax liabilities		104.0	124.1
Contract liabilities		1,045.9	1,134.7
		1,802.0	2,010.4
Current liabilities classified as held for sale	20	-	437.7
		1,802.0	2,448.1
Non-current liabilities
Contract liabilities		149.9	178.1
Borrowings	14	4,670.7	4,842.2
Finance leases		11.7	14.9
Derivative liability		36.5	-
Retirement benefit obligations	16	141.4	110.4
Provisions	15	49.1	35.4
Other non-current liabilities		50.4	58.0
Current tax liabilities		119.7	131.0
Deferred tax liabilities		987.1	1,170.5
		6,216.5	6,540.5
Total liabilities		8,018.5	8,988.6
Net assets		6,276.3	7,792.0

Consolidated statement of financial position continued
as at 31 October 2019

	Note	31 October 2019 (audited) $m	31 October 2018 (audited) $m
Capital and reserves
Share capital	17	47.2	65.8
Share premium account		44.0	41.0
Merger reserve	18	1,739.8	3,724.4
Capital redemption reserve	18	2,485.0	666.3
Hedging reserve	18	(29.6)	70.0
Retained earnings		2,250.7	3,275.2
Foreign currency translation reserve		(262.1)	(51.7)
Total equity attributable to owners of the parent		6,275.0	7,791.0
Non-controlling interests		1.3	1.0
Total equity		6,276.3	7,792.0

Consolidated statement of changes in equity
for the 12 months ended 31 October 2019

18 months ended 31 October 2018

		Share capital	Share premium account	Retained earnings	Foreign currency translation reserve	Capital redemption reserves	Hedging reserve	Merger reserve	Total equity attributable to owners of the parent	Non-controlling interests	Total equity
	Note	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Balance as at 30 April 2017		39.7	192.1	902.2	(22.9)	163.4	-	338.1	1,612.6	0.9	1,613.5

Profit for the financial period		-	-	784.0	-	-	-	-	784.0	0.1	784.1
Other comprehensive income for the period		-	-	(11.9)	(28.8)	-	70.0	-	29.3	-	29.3
Total comprehensive income/(expense) for the period		-	-	772.1	(28.8)	-	70.0	-	813.3	0.1	813.4
Transactions with owners:
Dividends	7	-	-	(542.2)	-	-	-	-	(542.2)	-	(542.2)
Share options:
Issue of share capital – share options	17	0.2	5.6	-	-	-	-	-	5.8	-	5.8
Share-based payment charge		-	-	78.6	-	-	-	-	78.6	-	78.6
Current tax on share options	6	-	-	4.1	-	-	-	-	4.1	-	4.1
Deferred tax on share options	6	-	-	(23.7)	-	-	-	-	(23.7)	-	(23.7)
Acquisitions:
Shares issued to acquire the HPE Software business	17	28.8	-	-	-			6,485.4	6,514.2	-	6,514.2
Share reorganisation and buy-back:
Return of Value – share consolidation	17,18	(2.9)	-	-	-	2.9	-	-	-	-	-
Issue and redemption of B shares	18	-	(156.7)	(500.0)	-	500.0	-	(343.3)	(500.0)	-	(500.0)
Share buy-back	17	-	-	(171.7)	-	-	-	-	(171.7)	-	(171.7)
Reallocation of merger reserve	18	-	-	2,755.8	-	-	-	(2,755.8)	-	-	-
Total movements for the period		26.1	(151.1)	2,373.0	(28.8)	502.9	70.0	3,386.3	6,178.4	0.1	6,178.5
Balance as at 31 October 2018		65.8	41.0	3,275.2	(51.7)	666.3	70.0	3,724.4	7,791.0	1.0	7,792.0

Consolidated statement of changes in equity
for the 12 months ended 31 October 2019

12 months ended 31 October 2019

		Share capital	Share premium account	Retained earnings	Foreign currency translation reserve	Capital redemption reserves	Hedging reserve	Merger reserve	Total equity attributable to owners of the parent	Non-controlling interests	Total equity
	Note	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Balance as at 1 November 2018		65.8	41.0	3,275.2	(51.7)	666.3	70.0	3,724.4	7,791.0	1.0	7,792.0
Impact of adoption of IFRS 15		-	-	52.4	-	-	-	-	52.4	-	52.4
Impact of adoption of IFRS 9		-	-	(15.6)	-	-	-	-	(15.6)	-	(15.6)
Revised balance at 1 November 2018		65.8	41.0	3,312.0	(51.7)	666.3	70.0	3,724.4	7,827.8	1.0	7,828.8
Profit for the financial period		-	-	1,468.8	-	-	-	-	1,468.8	0.3	1,469.1
Other comprehensive income/(expense) for the period 1		-	-	4.0	(210.4)	-	(99.6)	-	(306.0)	-	(306.0)
Total comprehensive income/(expense) for the period		-	-	1,472.8	(210.4)	-	(99.6)	-	1,162.8	0.3	1,163.1

Transactions with owners:
Dividends	7	-	-	(439.2)	-	-	-	-	(439.2)	-	(439.2)
Share options:
Issue of share capital – share options	17	0.1	3.0	(3.8)	-	-	-	-	(0.7)	-	(0.7)
Share-based payment charge		-	-	64.5	-	-	-	-	64.5	-	64.5
Current tax on share options	6	-	-	13.1	-	-	-	-	13.1	-	13.1
Deferred tax on share options	6	-	-	(7.6)	-	-	-	-	(7.6)	-	(7.6)
Share reorganisation and buy-back:
Return of Value – share consolidation	17,18	(18.7)	-	-	-	18.7	-	-	-	-	-
Expenses relating to Return of Value	17	-	-	(1.0)	-	-	-	-	(1.0)	-	(1.0)
Issue and redemption of B shares	18	-	-	(1,800.0)	-	1,800.0	-	(1,800.0)	(1,800.0)	-	(1,800.0)
Share buy-back	17	-	-	(544.7)	-	-	-	-	(544.7)	-	(544.7)
Reallocation of merger reserve	18	-	-	184.6	-	-	-	(184.6)	-	-	-
Total movements for the period		(18.6)	3.0	(1,061.3)	(210.4)	1,818.7	(99.6)	(1,984.6)	(1,552.8)	0.3	(1,552.5)
Balance as at 31 October 2019		47.2	44.0	2,250.7	(262.1)	2,485.0	(29.6)	1,739.8	6,275.0	1.3	6,276.3

1 $21.6m of foreign exchange movements arising on the re-domination of intangible assets (note 10), have been recognised as ‘‘currency translation differences – continuing operations’’ and $1.5m of currency translation differences are recorded in retained earnings at 31 October 2019, net of $4.9m of deferred tax.

Consolidated statement of cash flows
for the 12 months ended 31 October 2019

	Note	12 months ended 31 October 2019 (audited) $m	18 months ended 31 October 2018 (audited) $m
Cash flows from operating activities
Cash generated from operations	22	1,056.3	1,424.3
Interest paid		(227.1)	(301.8)
Bank loan costs		-	(101.2)
Tax paid		(167.4)	(99.5)
Net cash generated from operating activities		661.8	921.8
Cash flows from investing activities
Payments for intangible assets1	10	(29.3)	(92.1)
Purchase of property, plant and equipment1		(56.3)	(40.1)
Finance leases2		-	(0.7)
Interest received		26.6	9.2
Payment for acquisition of business	21	(89.0)	(19.2)
Net cash acquired with acquisitions	21	1.2	321.7
Investing cash flows generated from disposals	20	20.0	-
Investing cash flows generated from discontinued operation, net of cash disposed	20	2,473.5	-
Tax paid on divestiture gain		(264.6)	-
Net cash from investing activities		2,082.1	178.8
Cash flows used in financing activities
Investment in non-controlling interest		-	(0.1)
Proceeds from issue of ordinary share capital	17	3.1	5.8
Purchase of treasury shares and related expenses	17	(544.7)	(171.7)
Return of Value paid to shareholders	17,18	(1,800.0)	(500.0)
Expenses relating to Return of Value	17	(1.0)	-
Repayment of working capital in respect of the HPE Software business acquisition	21	-	(225.8)
Finance leases2		(12.9)	-
Repayment of bank borrowings	14	(212.6)	(252.9)
Proceeds from bank borrowings	14	-	1,043.8
Dividends paid to owners	7	(439.2)	(542.2)
Net cash used in financing activities		(3,007.3)	(643.1)
Effects of exchange rate changes		(1.8)	15.3
Net (decrease)/increase in cash and cash equivalents		(265.2)	472.8
Cash and cash equivalents at beginning of period		620.9	151.0
	12	355.7	623.8
Reclassification to current assets classified as held for sale	20	-	(2.9)
Cash and cash equivalents at end of period	12	355.7	620.9

1The principal non-cash transactions in the 12 months ended 31 October 2019 were property, plant and equipment finance lease additions of $9.0m. The principal non-cash transactions in the 18 months ended 31 October 2018 were the issuance of shares as purchase consideration for the HPE Software business acquisition (note 21) and property, plant and equipment finance lease additions of $12.0m.

2Cash outflows in relation to repayments of finance lease liabilities have been reclassified as a financing activity in the current year as repayments relating to all leases will be presented as financing activities in future periods following the adoption of IFRS16. The comparative continues to be shown as an investing activity.

Micro Focus International plc
Notes to the consolidated financial information

General information
Micro Focus International plc (“Company”) is a public limited company incorporated and domiciled in the UK. The address of its registered office is: The Lawn, 22-30 Old Bath Road, Newbury, RG14 1QN, UK. Micro Focus International plc and its subsidiaries (together “Group”) provide innovative software to clients around the world enabling them to dramatically improve the business value of their enterprise applications. As at 31 October 2019, the Group had a presence in 48 countries (31 October 2018: 49) worldwide and employed approximately 12,100 people (31 October 2018: 14,800, including 1,200 SUSE employees).

The Company is listed on the London Stock Exchange and its American Depositary Shares are listed on the New York Stock Exchange.

In the prior period, the Company changed its financial year-end from 30 April to 31 October and reported 18-month financial information running from 1 May 2017 to 31 October 2018.

The Group Consolidated financial information was authorised for issuance by the board of directors on 3 February 2020.

   I Significant Accounting policies

A Basis of preparation
The summary financial information set out above does not constitute the Group's statutory Consolidated Financial Statements for the 12 months ended 31 October 2019 or the 18 months ended 31 October 2018. Statutory Consolidated Financial Statements for the Group for the 18 months ended 31 October 2018, prepared in accordance with adopted IFRS, have been delivered to the Registrar of Companies and those for the 12 months ended 31 October 2019 will be delivered in due course. The auditors have reported on those accounts; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of any emphasis without qualifying their opinion and (iii) did not contain a statement under Section 498 (2) or (3) of the Companies Act 2006.

The summary financial information for the 12 months ended 31 October 2019 has been prepared by the directors based upon the results and position that are reflected in the Consolidated Financial Statements of the Group.

The Consolidated Financial Statements are prepared on the historical cost basis other than derivative financial instruments, which are stated at fair value.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below in II, “Critical accounting estimates, assumptions and judgements”.

The principal accounting policies adopted by the Group in the preparation of the consolidated financial statements are set out below.

The accounting policies adopted are consistent with those of the Annual Report and Accounts for the 18 months ended 31 October 2018 apart from standards, amendments to or interpretations of published standards adopted during the period and the revision in the period to allocate goodwill and purchased intangible assets into functional currencies of the underlying foreign operations and then retranslate goodwill and purchased intangible assets at closing rates, as set out in Accounting Policy J(b) “Foreign currency translation - transactions and balances”, and which has been recorded in the 12 months ended 31 October 2019 (note 10).

Going concern
The directors, having made enquiries, consider that the Group has adequate resources to continue in operational existence for the foreseeable future and therefore it is appropriate to maintain the going concern basis in preparing these financial statements.

Consolidated Statement of Comprehensive Income – Prior Period Revision
In the prior period, certain costs were incorrectly presented as administrative expenses ($159.0m) and should have been classified as $43.4m in cost of sales, $94.2m in selling and distribution expenses and $21.4m in research and development expenses. Management have therefore decided to correct the presentation and record these immaterial adjustments to revise the Consolidated statement of comprehensive income for the 18 months ended 31 October 2018. The impact of the revision is to reduce administrative expenses by $159.0m, increase cost of sales by $43.4m, increase selling and distribution expenses by $94.2m and increase research and development expenses by $21.4m as compared with previously reported amounts. The revision has no impact on the operating profit, profit for the period, assets and liabilities or cash flows for the 18 months ended 31 October 2018.

Micro Focus International plc
Notes to the consolidated financial information continued

I Significant Accounting policies continued

B Consolidation
The financial information of the Group comprise the financial information of the Company and entities controlled by the Company, its subsidiaries and the Group’s share of its interests in associates prepared at the consolidated statement of financial position date.

Subsidiaries
Subsidiaries are entities controlled by the Group. The Group has control over an entity where the Group is exposed to, or has rights to, variable returns from its involvement within the entity and it has the power over the entity to effect those returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing control. Control is presumed to exist when the Group owns more than half of the voting rights (which does not always equal percentage ownership) unless it can be demonstrated that ownership does not constitute control. The results of subsidiaries are consolidated from the date on which control passes to the Group. The results of disposed subsidiaries are consolidated up to the date on which control passes from the Group.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, with costs directly attributable to the acquisition being expensed. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill.

Where new information is obtained within the “measurement period” (defined as the earlier of the period until which the Group receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable, or one year from the acquisition date) about facts and circumstances that existed as at the acquisition date and, if known, would have affected the measurement of the amounts recognised as of that date, the Group recognises these adjustments to the acquisition balance sheet with an equivalent offsetting adjustment to goodwill. Where new information is obtained after this measurement period has closed, this is reflected in the post-acquisition period.

For partly owned subsidiaries, the allocation of net assets and net earnings to outside shareholders is shown in the line “Attributable to non-controlling interests” on the face of the consolidated statement of comprehensive income and the consolidated statement of financial position.

Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

At 31 October 2019, the Group had an 84.24% (31 October 2018: 81.05%) interest in Novell Japan Ltd which gives rise to the minority interest reported in these Preliminary results.

C Assets held for sale and discontinued operations
A current asset (or disposal group) is classified as held for sale if the Group will recover the carrying amount principally through a sale transaction rather than through continuing use. A current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell. If the asset (or disposal group) is acquired as part of a business combination it is initially measured at fair value less costs to sell. Assets and liabilities of disposal groups classified as held for sale are shown separately on the face of the balance sheet.

The results of discontinued operations are shown as a single amount on the face of the Consolidated statement of comprehensive income comprising the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognised either on measurement to fair value less costs to sell or on the disposal of the discontinued operation. The Consolidated statement of cash flows has been presented including the discontinued operations.

D Revenue recognition
On 1 November 2018, the Group adopted IFRS 15 using the modified retrospective approach which means that the cumulative impact of the adoption was recognised in retained earnings as of 1 November 2018 and that comparatives are not restated. IFRS 15 replaces guidance in IAS 18 and IAS 11. The accounting policies applied under IAS 18 and IAS 11 in the comparative period are presented below under the heading ‘Revenue recognition policy in the prior period’. This standard establishes a new principle-based model of recognising revenue from customer contracts. It introduces a five-step model that requires revenue to be recognised when control over goods and services are transferred to the customer. Additionally, there is a requirement in the new standard to capitalise certain incremental contract costs. The guidance also requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Group follows the five-step model and recognises revenue on transfer of control of promised goods or services to customers in an amount that reflects the consideration, which the Group expects to be entitled in exchange for those goods, or services. Customer contracts can include combinations of goods and services, which are generally capable of being distinct and accounted for as separate performance obligations.

Micro Focus International plc
Notes to the consolidated financial information continued

I Significant Accounting policies continued

D Revenue recognition continued
Revenue is allocated to the various performance obligations on a relative stand-alone selling price (“SSP”) basis.

On an on-going basis, the Group utilises available data points based on relevant historical transactions, to establish the observable stand-alone selling prices to be used in allocating transaction consideration. For observable stand-alone sales a reasonable range of prices will be determined to represent the stand-alone selling price of that performance obligation. Given the highly variable selling price of licenses, the Group has not established SSP for licenses. When SSP is established for the undelivered performance obligations (typically maintenance and professional services), the residual approach is used to allocate the transaction price to the delivered licenses.

For performance obligations where observable stand-alone sales are not available, SSP will be estimated using the following methods in the order set out below:
- Market price
- Expected cost plus a margin
- Residual approach

The Group recognises revenues from sales of software Licences (including Intellectual Property and Patent rights) to end-users, resellers and Independent Software Vendors (“ISV”), software maintenance, subscription, Software as a Service (“SaaS”), technical support, training and professional services. ISV revenue includes fees based on end usage of ISV applications that have our software embedded in their applications.

Software licence revenue is the sale of right to use the software on customer premises and is recognised at a point in time when the software is made available to the customer and/or reseller (i.e. when control of the asset is transferred). The Group enters into licence verification arrangements, for customers who are not in compliance with their contractual licence and/or maintenance terms, by agreeing a one-off settlement fee. If the performance obligation can be identified in the contract, revenue is allocated to each performance obligation, otherwise the Group policy is to recognise as licence revenue. The allocation of revenue does not impact the timing of revenue recognition in these deals, given the performance obligation(s) have already been fulfilled, but will impact the presentation of revenue recognised during the period, (as licence or licence and maintenance).

For Subscriptions and SaaS arrangements where customers access the functionality of a hosted software over the contract period without taking possession of the software, and performance obligations are provided evenly over a defined term, the Group recognises revenue over the period in which the subscriptions are provided as the service is delivered, generally on a straight-line basis.

In SaaS arrangements where the customer has the contractual right to take possession of the software at any time during the contractual period without significant penalty and the customer can operate, or contract with another vendor to operate the software, the Group evaluates whether the arrangement includes the sale of a software licence. In SaaS arrangements where software licences are sold, licence revenue is generally recognised at a point in time when control of the software is transferred to the customer.

Maintenance revenue is recognised on a straight-line basis over the term of the contract, which in most cases is one year.

For time and material-based professional services contracts, the Group recognises revenue as services are rendered. The Group recognises revenue from fixed-price professional services contracts as work progresses over the contract period on a percentage of completion basis, as determined by the percentage of labour costs incurred to date compared to the total estimated labour costs of a contract. Estimates of total project costs for fixed-price contracts are regularly reassessed during the life of a contract. Service costs are expensed as incurred; amounts collected prior to satisfying the above conditions are shown as contract liability and included in deferred income.

Rebates paid to resellers as part of a contracted program are accounted for as a reduction of the transaction price and netted against revenue where the rebate paid is based on the achievement of sales targets made by the partner.  If the Group receives an identifiable good or service from the reseller that is separable from the sales transaction and for which fair value can be reasonably estimated, the Group accounts for the purchase of the good or service in the same way that it accounts for other purchases from suppliers.

Revenue recognition policy in the prior period
The Group recognised revenues from sales of software Licences (including Intellectual Property and Patent rights), to end-users, resellers and Independent Software Vendors (“ISV”), software maintenance, subscription, Software as a Service (“SaaS”), technical support, training and professional services, upon firm evidence of an arrangement, delivery of the software and determination that collection of a fixed or determinable fee is reasonably assured. ISV revenue included fees based on end usage of ISV applications that have our software embedded in their applications. When the fees for software upgrades and enhancements, maintenance, consulting and training were bundled with the Licence fee, they were unbundled using the Group’s objective evidence of the fair value of the elements represented by the Group’s customary pricing for each element in separate transactions. If evidence of fair value existed for all undelivered elements and there was no such evidence of fair value established for delivered elements, revenue was first allocated to the elements where fair value has been established and the residual amount was allocated to the delivered elements. If evidence of fair value for any undelivered element of the arrangement did not exist, all revenue from the arrangement was deferred until such time that there was evidence of delivery.

Micro Focus International plc
Notes to the consolidated financial information continued

I Significant Accounting policies continued

D Revenue recognition continued

Revenue recognition policy in the prior period continued
If the arrangement included acceptance criteria, revenue was not recognised until the Group could objectively demonstrate that the acceptance criteria have been met, or the acceptance period lapses, whichever was earlier.

The Group recognised Licence revenue derived from sales to resellers upon delivery to resellers, provided that all other revenue recognition criteria was met; otherwise revenue was deferred and recognised upon delivery of the product to the end-user. Where the Group sold access to a Licence for a specified period of time and collection of a fixed or determinable fee was reasonably assured, Licence revenue was recognised upon delivery, except in instances where future substantive upgrades or similar performance obligations were committed to. Where future performance obligations were specified in the Licence agreement, and fair value could be attributed to those upgrades, revenue for the future performance obligations was deferred and recognised on the basis of the fair value of the upgrades in relation to the total estimated sales value of all items covered by the Licence agreement. Where the future performance obligations were unspecified in the Licence agreement, revenue was deferred and recognised rateably over the specified period.

For Subscription revenue where access and performance obligations were provided evenly over a defined term, the revenue was deferred and recognised rateably over the specified period.

The Group recognised revenue for SaaS arrangements as the service was delivered, generally on a straight-line basis, over the contractual period of performance. In SaaS arrangements, the Group considered the rights provided to the customer (e.g. whether the customer has the contractual right to take possession of the software at any time during the contractual period without significant penalty, and the feasibility of the customer to operate or contract with another vendor to operate the software) in determining whether the arrangement included the sale of a software licence. In SaaS arrangements where software licences were sold, licence revenue was generally recognised according to whether perpetual or term licences are sold, when all other revenue recognition criteria was satisfied.

Maintenance revenue was recognised on a straight-line basis over the term of the contract, which in most cases was one year.

For time and material-based professional services contracts, the Group recognised revenue as services are rendered and recognised costs as they were incurred. The Group recognised revenue from fixed-price professional services contracts as work progressed over the contract period on a proportional performance basis, as determined by the percentage of labour costs incurred to date compared to the total estimated labour costs of a contract. Estimates of total project costs for fixed-price contracts were regularly reassessed during the life of a contract. Amounts collected prior to satisfying the above revenue recognition criteria were included in deferred income.

Rebates paid to partners as part of a contracted programme were netted against revenue where the rebate paid was based on the achievement of sales targets made by the partner, unless the Company received an identifiable good or service from the partner that was separable from the sales transaction and for which the Group could reasonably estimate fair value.

E Contract-related costs
The Group capitalises the costs of obtaining a customer contract when they are incremental and, if expected to be recovered, they are amortised over the customer life or pattern of revenue for the related contract.

Normally sales commissions paid for customer contract renewals are not commensurate with the commissions paid for new contracts. It follows that the commissions paid for new contracts also relate to expected future renewals of these contracts. Accordingly, the Group amortises sales commissions paid for new customer contracts on a straight-line basis over the expected customer life, based on expected renewal frequency. The current average customer life is 5 years. If the expected amortisation period is one year or less the costs are expensed when incurred.

Amortisation of the capitalised costs of obtaining customer contracts is classified as sales and marketing expense. Capitalised costs from customer contracts are classified as non-financial assets in our statement of financial position.

F Cost of sales
Cost of sales includes costs related to the amortisation of product development costs, amortisation of acquired technology intangibles, costs of the consulting business and helpline support and royalties payable to third parties.

G Segment reporting
In accordance with IFRS 8, “Operating Segments”, the Group has derived the information for its segmental reporting using the information used by the Chief Operating Decision Maker (“CODM”), defined as the Operating Committee. The segmental reporting is consistent with those used in internal management reporting and the measure used by the Operating Committee is the Adjusted EBITDA as set out in note 1.

Micro Focus International plc
Notes to the consolidated financial information continued

I Significant Accounting policies continued

H Exceptional items
Exceptional items are those significant items, which are separately disclosed by virtue of their size, nature or incidence to enable a full understanding of the Group’s financial performance. In setting the policy for exceptional items, judgement is required to determine what the Group defines as “exceptional”. The Group considers an item to be exceptional in nature if it is material, non-recurring or does not reflect the underlying performance of the business. Exceptional items are allocated to the financial information lines (for example: cost of sales) in the Consolidated statement of comprehensive income based on the nature and function of the costs, for example restructuring costs related to employees are classified where their original employment costs are recorded.

Management of the Group first evaluates Group strategic projects such as acquisitions, divestitures and integration activities, Group restructuring and other one-off events such as restructuring programmes. In determining whether an event or transaction is exceptional, management of the Group considers quantitative and qualitative factors such as its expected size, precedent for similar items and the commercial context for the particular transaction, while ensuring consistent treatment between favourable and unfavourable transactions impacting revenue, income and expense. Examples of transactions which may be considered of an exceptional nature include major restructuring programmes, cost of acquisitions, the cost of integrating acquired businesses or gains on the disposal of discontinued operations.

I Employee benefit costs

a) Pension obligations and long-term pension assets
The Group operates various pension schemes, including both defined contribution and defined benefit pension plans. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan that is not a defined contribution plan.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as an employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement or termination. This is usually dependent on one or more factors such as age, years of service and compensation.

The liability recognised in the consolidated statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. Certain long-term pension assets do not meet the definition of plan assets as they have not been pledged to the plan and are subject to the creditors of the Group. Such assets are recorded separately in the consolidated statement of financial position as long-term pension assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to mature approximating to the terms of the related pension obligation.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past-service costs are recognised immediately in income.

The current service cost of the defined benefit plan, recognised in the Consolidated statement of comprehensive income in employee benefit expense, except where included in the cost of an asset, reflects the increase in the defined benefit obligation resulting from employee service in the current year, benefit changes, curtailments and settlements.

The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. This cost is included in finance costs in the Consolidated statement of comprehensive income.

Long-term pension assets relate to the reimbursement right under insurance policies held in the Group with guaranteed interest rates that do not meet the definition of a qualifying insurance policy as they have not been pledged to the plan and are subject to the creditors of the Group. Such reimbursement rights assets are recorded in the Consolidated statement of financial position as long-term pension assets. These contractual arrangements are treated as financial assets measured at fair value through other comprehensive income. Gains and losses on long-term pension assets are charged or credited to equity in other comprehensive income in the period in which they arise.

Micro Focus International plc
Notes to the consolidated financial information continued

I Significant Accounting policies continued

I Employee benefit costs continued

b) Share based compensation
The Group operated various equity-settled, share-based compensation plans during the period.

The fair value of the employee services received in exchange for the grant of the shares or options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares or options granted. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. Market vesting conditions are taken into account when determining the fair value of the options at grant date. At each Consolidated statement of financial position date, the Group revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the Consolidated statement of comprehensive income, and a corresponding adjustment to equity over the current reporting period.

The shares are recognised when the options are exercised and the proceeds received allocated between ordinary shares and share premium account. Fair value is measured using the Black-Scholes pricing model. The expected life used in the model has been adjusted, based on management’s best estimate for the effects of non-transferability, exercise restrictions and behavioural considerations. The Additional Share Grants have been valued using the Monte-Carlo simulation pricing model.

When the terms of an equity-settled award are modified, the minimum expense recognised is the grant date fair-value of the unmodified award, provided the original terms of the award are met. An additional expense, measured as at the date of modification, is recognised for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee.

The social security contributions payable in connection with the grant of the share options is considered an integral part of the grant itself, and the charge is treated as a cash-settled transaction.

J Foreign currency translation

a) Functional and presentation currency
The presentation currency of the Group is US dollars. Items included in the financial information of each of the Group’s entities are measured in the functional currency of each entity.

b) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the Consolidated statement of comprehensive income within administrative expenses.

Non-monetary items that are measured in terms of historical costs in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments (including purchased intangible assets) to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate.

On consolidation, the results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

i)
Assets and liabilities for each Consolidated statement of financial position presented are translated at the closing rate at the date of that Consolidated statement of financial position;

ii)
Income and expenses for each Consolidated statement of comprehensive income item are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

iii)
All resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to other comprehensive income.

Goodwill arising before 1 May 2004 is treated as an asset of the Company and expressed in the Company’s functional currency.

Micro Focus International plc
Notes to the consolidated financial information continued

I Significant Accounting policies continued

J Foreign currency translation continued

c) Exchange rates
The most important foreign currencies for the Group are Pounds Sterling, the Euro, Canadian Dollar, Israeli Shekel and Japanese Yen. The exchange rates used are as follows:

	12 months ended 31 October 2019		18 months ended 31 October 2018
	Average	Closing	Average	Closing
£1 = $	1.27	1.29	1.33	1.27
€1 = $	1.12	1.12	1.18	1.14
C$ = $	0.75	0.76	0.78	0.76
ILS = $	0.28	0.28	0.28	0.27
100 JYP = $	1.10	1.08	0.90	0.92

K Intangible assets

a) Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of those cash-generating units represents the Group’s investment in each area of operation by each primary reporting segment.

Where goodwill has been allocated to a cash-generating unit (CGU) and part of the operation within that unit is classified as held for sale, the goodwill associated with the held-for-sale operation is measured based on the relative values of the held-for-sale operation and the portion of the cash-generating unit retained.

b) Computer software
Computer software licences are capitalised on the basis of the costs incurred to acquire and bring into use the specific software. These costs are amortised using the straight-line method over their estimated useful lives of three to seven years.

c) Research and development
Research expenditure is recognised as an expense as incurred in the Consolidated statement of comprehensive income in research and development expenses. Costs incurred on product development projects relating to the developing of new computer software programmes and significant enhancement of existing computer software programmes are recognised as intangible assets when it is probable that the project will be a success, considering its commercial and technological feasibility, and costs can be measured reliably. Only direct costs are capitalised which are the software development employee costs and third-party contractor costs. Product development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

Product development costs are amortised from the commencement of the commercial production of the product on a straight-line basis over the period of its expected benefit, typically being three years, and are included in costs of sales in the consolidated statement of comprehensive income.

d) Intangible assets – arising on business combinations
Other intangible assets that are acquired by the Group as part of a business combination are recognised at their fair value at the date of acquisition, and are subsequently amortised. Amortisation is charged to the Consolidated statement of comprehensive income on a straight-line basis over the estimated useful life of each intangible asset. Intangible assets are amortised from the date they are available for use. The estimated useful lives will vary for each category of asset acquired and to date are as follows:

Purchased software
       Term licence agreement based, generally three to seven years
Technology
   Three to 12 years
Trade names
       Three to 20 years
Customer relationships
      Two to 15 years
Lease contracts
      Term of the lease agreement

Amortisation of purchased software intangibles is included in administrative expenses, amortisation of purchased technology intangibles is included in cost of sales and amortisation of acquired purchased trade names, customer relationships and lease contracts intangibles are included in selling and distribution costs in the Consolidated statement of comprehensive income.

Micro Focus International plc
Notes to the consolidated financial information continued

I Significant Accounting policies continued

L Property, plant and equipment
All property, plant and equipment is stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance expenditures are charged to the consolidated statement of comprehensive income during the financial year in which they are incurred. Depreciation is calculated using the straight-line method to write off the cost of each asset to its residual value over its estimated useful life as follows:

Buildings
          30 years
Leasehold improvements
       Three to 10 years (not exceeding the remaining lease period)
Fixtures and fittings
           Two to seven years
Computer equipment
           One to five years

Freehold land is not depreciated. The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each Consolidated statement of financial position date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in the Consolidated statement of comprehensive income.

Property held for sale is measured at the lower of its carrying amount or estimated fair value less costs to sell.

M Impairment of non-financial assets
Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows being cash-generating units. Any non-financial assets other than goodwill which have suffered impairment are reviewed for possible reversal of the impairment at each reporting date. Assets that are subject to amortisation and depreciation are also reviewed for any possible impairment at each reporting date.

N Inventories
Inventories are stated at the lower of cost and net realisable value. The cost of finished goods comprises software for resale and packaging materials. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

When work has been performed and the revenue is not yet recognised, the direct costs of third-party contractors and staff will be treated as work in progress where the probability of invoicing and evidence of collectability can be demonstrated.

O Trade receivables
Trade receivables are initially recognised at fair value and subsequently measured at amortised cost less provisions for impairment based upon an expected credit loss methodology. The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. A provision of the lifetime expected credit loss is established upon initial recognition of the underlying asset and are calculated using historical account payment profiles along with historical credit losses experienced. The loss allowance is adjusted for forward looking factors specific to the debtor and the economic environment. The amount of the provision is the difference between the asset’s carrying amount and the present value of the probability weighted estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the Consolidated statement of comprehensive income.

P Cash and cash equivalents
Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the Consolidated statement of financial position.

Q Borrowings
Borrowings are recognised initially at fair value, net of transaction costs incurred. Subsequent to initial recognition, interest bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the Consolidated statement of comprehensive income over the period of borrowing on an effective interest basis.

Micro Focus International plc
Notes to the consolidated financial information continued

I Significant Accounting policies continued

R Finance and operating leases
A lease is classified at the inception date as a finance lease or an operating lease. A lease that transfers substantially all the risks and rewards incidental to ownership to the Group is classified as a finance lease.

Finance leases are capitalised at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised in finance costs in the Consolidated statement of comprehensive income.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

An operating lease is a lease other than a finance lease. Operating lease payments are recognised as an operating expense in the statement of profit or loss on a straight-line basis over the lease term.

Operating sub-lease income is recorded as operating income on a straight-line basis over the sub-lease term.

S Taxation
Current and deferred tax are recognised in the Consolidated statement of comprehensive income, except when the tax relates to items charged or credited directly to equity, in which case the tax is also dealt with directly in equity.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial information. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss, it is not accounted for. Deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the Consolidated statement of financial position date and are expected to apply when the related deferred income tax asset is realised, or the deferred income tax liability is settled. Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset where there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Current tax is recognised based on the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the Consolidated statement of financial position date.

T Ordinary shares, share premium and dividend distribution
Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Dividend distributions to the Company’s shareholders are recognised as a liability in the Group’s financial information in the period in which the dividends are approved by the Company’s shareholders. Interim dividends are recognised when they are paid.

Micro Focus International plc
Notes to the consolidated financial information continued

I Significant Accounting policies continued

U Derivative financial instruments and hedge accounting
Financial assets and liabilities are recognised in the Group’s Consolidated statement of financial position when the Group becomes a party to the contractual provision of the instrument. Trade receivables are non-interest bearing and are initially recognised at fair value and subsequently measured at amortised cost less provisions for impairment based upon an expected credit loss methodology.
Trade payables are non-interest bearing and are stated at their fair value. Derivative financial instruments are only used for economic hedging purposes and not as speculative investments.

The Group uses derivative financial instruments, such as interest rate swaps, to hedge its interest rate risks. Such derivative financial instruments are initially recognised at fair value on the date on which the contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

IFRS 9 replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities, de-recognition of financial instruments, impairment of financial assets and hedge accounting. IFRS 9 also amends certain other standards covering financial instruments such as IAS 1 “Presentation of Financial Statements”.

IFRS 9 was effective for accounting periods beginning on or after 1 January 2018 and the impact of the adoption by the Group with effect from 1 November 2018 can be seen in Section X “Adoption of new and revised International Financial Reporting Standards”.

Hedge accounting is permitted under certain circumstances provided the following criteria are met:

At inception of the hedge, the documentation must include the risk management objective and strategy for undertaking the hedge, identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness. Such hedges are expected to be effective in achieving offsetting changes in cash flows and are assessed on an on-going basis to determine the level of effectiveness.

The measurement of effectiveness determines the accounting treatment. For effective results, changes in the fair value of the hedging instrument should be recognised in other comprehensive income in the hedging reserve, while any material ineffectiveness should be recognised in the statement of comprehensive income. If prospective testing is not satisfactorily completed, all fair value movements on the hedging instrument should be recorded in the Consolidated statement of comprehensive income.

Hedge accounting is ceased prospectively if the instrument expires or is sold, terminated or exercised; the hedge criteria are no longer met; the forecast transaction is no longer expected to occur.

V Provisions
Provisions for onerous leases, property restoration costs, restructuring costs and legal claims are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognised as an interest expense.

W Contingent Liabilities
Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by uncertain future events or present obligations that arise from past events where the transfer of economic resources is uncertain or cannot be reliability estimated. Contingent liabilities are not recognised in the consolidated financial information, except if they arise from a business combination; they are disclosed in the notes to the consolidated financial information unless the likelihood of an outflow of economic resources is remote.

Micro Focus International plc
Notes to the consolidated financial information continued

I Significant Accounting policies continued

X Adoption of new and revised International Financial Reporting Standards

The accounting policies adopted in these Preliminary results are consistent with those of the annual financial statements for the 18 months ended 31 October 2018, with the exception of the following standards, amendments to or interpretations of published standards that are now effective and have been adopted during the period:

-
IFRS 15 “Revenue from contracts with customers” established the principles that an entity should apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Application of the standard was mandatory for annual reporting periods starting from 1 January 2018 onwards. The standard replaced IAS 18 “Revenue” and IAS 11 “Construction contracts” and related interpretations clarifications. Clarifications to IFRS 15 “Revenue from Contracts with Customers” comprised guidance on identifying performance obligations, accounting for licences of intellectual property and the principal versus agent assessment (gross versus net revenue presentation).

-
IFRS 9 “Financial instruments”. This standard replaces the guidance in IAS 39 and applies to periods beginning on or after 1 January 2018. It includes requirements on the classification and measurement of financial assets and liabilities; it also includes an expected credit loss model that replaces the current incurred loss impairment model.

-
Amendments to IFRS 2, “Share based payments” on clarifying how to account for certain types of share-based payment transactions are effective on periods beginning on or after 1 January 2018. These amendments clarify the measurement basis for cash-settled share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to the principles in IFRS 2 that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment and pay that amount to the tax authority. This amendment has no material impact on the reported results and financial position.

-
Annual improvements 2014–2016 (which includes amendments to IFRS 1 First-time adoption of IFRS, IFRS 12 Disclosure of interests in other entities and IAS 28 Investments in associates and joint ventures) and IFRIC 22 Foreign currency transactions and advance consideration were adopted on 1 November 2018 and had no impact on the reported results and financial position.

Impact of IFRS 15 “Revenue from contracts with customers”
IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue and certain incremental contract costs are recognised. IFRS 15 is effective for accounting periods beginning on or after 1 January 2018 and has been adopted by the Group with effect from 1 November 2018. The Group adopted the standard using the modified retrospective approach which means that the cumulative impact of the adoption was recognised in retained earnings as of 1 November 2018 and the comparatives are not restated and continue to be presented in accordance with IAS 18 and IAS 11. The accounting policies applied in the comparative period are presented in Section D ‘Revenue recognition’ above under the heading ‘Revenue recognition policy in the prior period’.

The effect of initially applying this standard is mainly attributed to:

●
the earlier recognition of revenue from consideration paid to a customer; and
●
later recognition of costs of obtaining customer contracts.

IFRS 15 replaces guidance in IAS 18 and IAS 11. This standard establishes a new principle-based model of recognising revenue from customer contracts. It introduces a five-step model that requires revenue to be recognised when control over goods and services are transferred to the customer. Additionally, there is a requirement in the new standard to capitalise certain incremental contract costs.

Set out below are the three primary areas of difference of the new accounting policy under IFRS 15.

Cost of obtaining customer contracts
The Group has considered the impact of IFRS 15 on the recognition of sales commission costs, which meet the definition of incremental costs of obtaining a contract under IFRS 15. The Group applies a practical expedient to expense the sales commission’s costs as incurred where the expected amortisation period is one year or less. An asset is recognised for the sales commissions, which will typically be amortised across the contract length or customer life where the practical expedient cannot be applied. The customer life has been assessed as five years for the Group and six years in the SUSE business, until the date of disposal.

At transition date, the Group has only capitalised commissions paid for uncompleted contracts at 1 November 2018 and has amortised those balances in the year ended 31 October 2019, as compared to capitalising all relevant commissions in future periods. By taking this practical expedient there is a benefit to profit before tax and Adjusted EBITDA in the 12 months ended 31 October 2019 as the capitalisation of commissions is greater than the amortisation and consequently the overall commission costs is reduced under IFRS 15 compared to prior accounting policies where sales commissions were expensed as incurred.

Micro Focus International plc
Notes to the consolidated financial information continued

I Significant Accounting policies continued

X Adoption of new and revised International Financial Reporting Standards continued

Impact of IFRS 15 “Revenue from contracts with customers” continued

Rebillable expenses
The Group now reports expenses that are recharged to customers, such as travel and accommodation, as Consulting revenue. Under previous accounting policies, these were presented as an offsetting entry within cost of sales.

Consideration payable to a customer
The Group makes payments, including rebates, to customers. The Group accounts for consideration payable to a customer as a reduction of the transaction price and therefore revenue. An adjustment is recorded as the total expected considerations payable over the contract term is accounted for as variable consideration at the outset of the contract and treated as a reduction in the transaction price to be recognised over the life of the contract, previously amounts were treated as revenue reductions when incurred. Where the payment is for a distinct good or service, then the Group accounts for the purchase in the same way as it does for purchases from suppliers in the normal course of business. Certain marketing costs, which were previously presented as an offsetting entry within revenue, are now presented as a Selling and Distribution cost

Presentation
Under the new IFRS 15 based policies, the Group no longer reports items as deferred revenue and accrued revenue. Instead, we present these as either a contract liability or contract asset. Rights to consideration from customers are only presented as accounts receivable if the rights are unconditional.

IFRS 9 “Financial Instruments”
IFRS 9 replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities, de-recognition of financial instruments, impairment of financial assets and hedge accounting. IFRS 9 also amends certain other standards covering financial instruments such as IAS 1 “Presentation of Financial Statements”.

IFRS 9 is effective for accounting periods beginning on or after 1 January 2018 and has been adopted by the Group with effect from 1 November 2018.

The classification and measurement basis for the Groups financial assets is largely unchanged by the adoption of IFRS 9.

There is no impact on the Group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the Group does not have any such liabilities. The de-recognition rules have been transferred from IAS 39 “Financial Instruments: Recognition and Measurement” and have not been changed.

Under the new hedge accounting rules as a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. The Group has confirmed that its current hedge relationships continue to qualify as hedges under IFRS 9.

The main impact of adopting IFRS 9 is the application of the expected credit loss model, which requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as was the case under the prior standard, IAS 39.

The new impairment requirements apply to the consolidated Group’s financial assets classified at amortised cost, particularly to its trade receivables and contract assets. The Group has elected to apply the practical expedient allowed under IFRS 9 to recognise the full amount of credit losses that would be expected to be incurred over the full recovery period of trade receivables. The adoption of IFRS 9 resulted in an increase to trade receivables loss reserves of $20.0m being recorded on 1 November 2018 against retained earnings. IFRS 9 has no material impact on the carrying value of contract assets. There is no material impact on the Group’s basic or diluted EPS for the periods ended 31 October 2018 or 2019.

Micro Focus International plc
Notes to the consolidated financial information continued

I Significant Accounting policies continued

X Adoption of new and revised International Financial Reporting Standards continued

IFRS 9 “Financial Instruments” continued

Reclassification of financial instruments on adoption of IFRS 9

Upon adoption of IFRS 9 on 1 November 2018, there were no changes to the measurement categories of financial instruments. The adoption of IFRS 9 did not result in any changes to the measurement of financial instruments other than as a result of applying the new expected credit loss methodology when determining the trade receivables loss allowance.  The change in measure of the trade receivables loss allowance had no material impact on the Group’s basic or diluted earnings per share for the 12 months ended 31 October 2019 or the 18 months ended 31 October 2018.

		Measurement Category		Carrying amount
	Note	IAS 39	IFRS 9	31 October 2018	IFRS 9 Adjustments1	1 November 2018
				$m	$m	$m
Financial assets

Non-current
Long-term pension assets	16	Available-for-sale financial assets	Fair value through other comprehensive income	16.7	-	16.7
Derivative financial instruments		Fair value through profit and loss	Fair value through profit and loss	86.4	-	86.4

Current
Cash and cash	12	Amortised cost	Amortised cost	620.9	-	620.9
Trade and other receivables	11	Amortised cost	Amortised cost	1,212.0	(20.0)	1,192.0

Financial liabilities – financial liabilities at amortised cost

Non-current
Borrowings (gross)	14	Amortised cost	Amortised cost	4,946.6	-	4,946.6
Finance leases		Amortised cost	Amortised cost	14.9	-	14.9
Provisions	15	Amortised cost	Amortised cost	35.4	-	35.4

Current
Borrowings (gross)	14	Amortised cost	Amortised cost	50.3	-	50.3
Finance leases		Amortised cost	Amortised cost	13.6	-	13.6
Trade and other payables	13	Amortised cost	Amortised cost	676.9	-	676.9
Provisions	15	Amortised cost	Amortised cost	57.4	-	57.4

1 The IFRS 9 adjustment of an increase in the trade receivables loss allowance of $20.0m resulted in a corresponding decrease in retained earnings of $20.0m, net of $4.4m of deferred tax.

Summary of quantitative impact of IFRS 15 “Revenue from contracts with customers” and IFRS 9 “Financial Instruments”

Under the IFRS 15 and IFRS 9, adoption methods chosen by the Group, prior period comparatives are not restated to conform to the new policies. Consequently, the period-over-period change of revenue and profit in the 12 months to 31 October 2019 is impacted by the new policies.

We have set out below the estimated impacts on the Group of the areas described above, including the adjustment to retained earnings recorded on the transition date of 1 November 2018, which resulted in a corresponding $52.4m asset being recorded relating to IFRS 15 and a $20.0m liability and related deferred tax asset of $4.4m being recorded relating to IFRS 9 on the balance sheet. The in-year impact of IFRS 9 therefore is immaterial.

The following tables summarises the impact of adopting IFRS 15 on the Group's Consolidated statement of financial position as at 31 October 2019 and its Consolidated statement of comprehensive income for the 12 months then ended for each of the lines affected. There was no material impact on the Group's Consolidated statement of cash flows for the 12 months ended 31 October 2019.

Micro Focus International plc
Notes to the consolidated financial information continued

I Significant Accounting policies continued

X Adoption of new and revised International Financial Reporting Standards continued

Summary of quantitative impact of IFRS 15 “Revenue from contracts with customers” and IFRS 9 “Financial Instruments” continued

Consolidated Statement of Comprehensive Income – impact of IFRS 15 in the year ended 31 October 2019

		12 months ended 31 October 2019			18 months ended 31 October 2018
		Post IFRS 15	IFRS 15 Adjustments	Pre IFRS 15
	Note	$m	$m	$m	$m
Revenue	1,2	3,348.4	(16.1)	3,332.3	4,754.4

Operating profit		221.7	(22.1)	199.6	376.8
Finance costs	4	(282.4)	-	(282.4)	(350.4)
Finance income	4	26.6	-	26.6	7.7
(Loss)/profit before tax		(34.1)	(22.1)	(56.2)	34.1
Taxation	6	16.0	1.6	17.6	673.1
(Loss)/profit from continuing operations		(18.1)	(20.5)	(38.6)	707.2
Profit from discontinued operation (attributable to equity shareholders of the company)	20	1,487.2	30.6	1,517.8	76.9
Profit for the period		1,469.1	10.1	1,479.2	784.1

Attributable to:
Equity shareholders of the parent		1,468.8	10.1	1,478.9	784.0
Non-controlling interests		0.3	-	0.3	0.1
Profit for the period		1,469.1	10.1	1,479.2	784.1

Earnings per share (cents)
From continuing and discontinued operations		cents	cents	cents	cents
- Basic	8	388.50	2.67	391.17	201.70
- Diluted	8	384.35	2.64	386.99	196.17

From continuing operations
- Basic	8	(4.87)	(5.42)	(10.29)	181.91
- Diluted	8	(4.87)	(5.42)	(10.29)	176.92

Earnings per share (pence)
From continuing and discontinued operations		pence	pence	pence	pence
- Basic	8	305.07	2.10	307.17	151.61
- Diluted	8	301.81	2.08	303.89	147.45

From continuing operations
- Basic	8	(3.82)	(4.26)	(8.08)	136.73
- Diluted	8	(3.82)	(4.26)	(8.08)	132.98

Micro Focus International plc
Notes to the consolidated financial information continued

I Significant Accounting policies continued

X Adoption of new and revised International Financial Reporting Standards continued

Summary of quantitative impact of IFRS 15 “Revenue from contracts with customers” and IFRS 9 “Financial Instruments” continued

Consolidated Statement of Financial Position – impact of IFRS 15 on year ended 31 October 2019

		12 months ended 31 October 2019			18 months ended 31 October 2018
		Post IFRS 15	IFRS 15 Adjustments	Pre IFRS 15
	Note	$m	$m	$m	$m
ASSETS
Non-current Assets
Contract-related costs		31.5	(31.5)	-	-

Current Assets
Trade and other receivables	11	1,032.9	(0.9)	1,032.0	1,272.0
Contract-related costs		19.3	(19.3)	-	-

LIABILITIES
Current Liabilities
Trade and other payables	13	(611.0)	-	(611.0)	(676.9)
Contract liabilities		(1,045.9)	-	(1,045.9)	(1,134.7)

Non-current liabilities
Contract liabilities		(149.9)	-	(149.9)	(178.1)
Deferred tax liabilities		(987.1)	9.0	(978.1)	(1,170.5)

Table below shows the impact of IFRS 15 on opening retained earnings at 1 November 2018 and the continuing operations and discontinued operation for the 12 months ended 31 October 2019.

		Continuing operations			Discontinued operation
	Increase / (decrease) in opening retained earnings on 1 November 2018	Increase / (decrease) inRevenuein the 12 months ended 31 October 2019	Increase / (decrease) in Operating expensesin the 12 months ended 31 October 2019	Increase / (decrease) inProfit before tax and Adjusted EBITDAin the 12 months ended 31 October 2019	Profit/(loss) from discontinued operation (attributable to equity shareholders of the company) in the 12 months ended 31 October 2019
	$m	$m	$m	$m	$m
Cost of obtaining customer contracts	64.7	-	(21.2)	21.2	(35.4)
Rebillable Expenses	-	2.4	2.4	-	-
Consideration payable to a customer	5.0	13.7	12.8	0.9	(5.0)
Deferred tax	(17.3)	-	-	-	9.8
	52.4	16.1	(6.0)	22.1	(30.6)

During the 12 months ending 31 October 2019, the Group amortised $10.2m contract related costs and capitalised $31.4m, resulting in a net increase in profit before tax of $21.2m.

Micro Focus International plc
Notes to the consolidated financial information continued

I Significant Accounting policies continued

X Adoption of new and revised International Financial Reporting Standards continued

Summary of quantitative impact of IFRS 15 “Revenue from contracts with customers” and IFRS 9 “Financial Instruments” continued

Retained earnings – impact of IFRS 15 and IFRS 9

	Retained earnings at 31 October 2018	IFRS 15 Adjustment	IFRS 9 Adjustment	Retained earnings at 1 November 2018
	$m	$m	$m	$m
Retained earnings	3,275.2	52.4	(15.6)	3,312.0

The impact of the application of future new and revised IFRSs, which are expected to have a material impact to the Group is described below:

IFRS 16 ‘Leases’
In January 2016, the IASB published IFRS 16 “Leases”, which will replace IAS 17 “Leases” and IFRIC 4 “Determining whether an arrangement contains a lease”. IFRS 16 is effective for the Group from 1 November 2019.

IFRS 16 introduces a new definition of a lease, with a single lessee accounting model eliminating the previous distinction between operating leases and finance leases. Under IFRS 16, lessees are required to account for all leases in a similar manner to finance lease accounting under IAS 17. Current finance lease accounting remains largely unchanged and so the primary impact of the standard is on leases that are currently classified as operating leases.

The determination of when an arrangement contains a lease is largely unchanged from current requirements and the Group does not expect to recognise any new leases as a result of adopting IFRS 16.

The Group’s portfolio of leases materially comprises office facilities around the world that the Group uses to conduct its business, and vehicles for use by the workforce.

The Group has elected to implement IFRS 16 on a modified retrospective basis, which means the cumulative effect of initially applying the standard will be adjusted in retained earnings on 1 November 2019. The Group has a choice, on a lease-by-lease basis, to measure the right-of-use asset at either:

●
its carrying amount as if IFRS 16 had been applied since the commencement of the lease; or
●
an amount equal to the lease liability, adjusted for accruals or prepayments.

Where historical information is readily available for property leases, we intend to apply the former accounting method. For all other leases, we intend to apply the latter method.

The Group has other elections and accounting policy choices to make in adopting IFRS 16 and as such, the Group has elected not to apply IFRS 16 to leases for which the underlying asset is of low value, nor does the Group intend to apply IFRS 16 to leases of intangible assets.

In adopting IFRS 16, the Group has applied the following practical expedients that are available in IFRS 16:

●
We have not reassessed whether an arrangement is, or contains, a lease at 1 November 2019. Instead, the Group has applied IFRS 16 to leases that had previously been identified as leases under IAS 17 ‘Leases’ and IFRIC 4 ‘Determining whether an arrangement contains a lease’;
●
Where there is a group of leases with reasonably similar characteristics, we have applied a single discount rate to each lease portfolio;
●
The Group intends to rely on its assessment of whether leases are onerous by applying IAS 37 Provisions, Contingent Liabilities and Contingent Assets at 31 October 2019 as an alternative to performing an impairment review on the application date. The Group will adjust the right-of-use asset at 1 November 2019 by the amount of any provision for onerous leases recognised in the Consolidated statement of financial position on 31 October 2019;
●
The Group will exclude initial direct costs from the measurement of the right-of-use asset at 1 November 2019; and
●
Where the Group has measured a right-of-use asset as its carrying amount as if IFRS 16 had been applied since its inception, The Group has applied hindsight in assessing extension or termination options.

Micro Focus International plc
Notes to the consolidated financial information continued

I Significant Accounting policies continued

X Adoption of new and revised International Financial Reporting Standards continued

IFRS 16 ‘Leases’ continued

Effect of IFRS 16 on the Consolidated Statement of Financial Position
While the Group is still evaluating the effect that IFRS 16 will have on the Consolidated financial statements, the Group expects to recognise in the Consolidated Statement of Financial Position on 1 November 2019:

●
an asset of between $241.0m and $261.0m representing the Group’s right to use leased assets, including $20.9m of assets currently classified as finance leases within property, plant and equipment;
●
a liability of between $286.0m and $306.0m representing the Group’s contractual obligation to make lease payments (including $23.5m of liabilities currently classified as finance leases); and
●
a reduction of between $7.0m and $7.8m in retained earnings.

The asset of between $241.0m and $261.0m disclosed above excludes costs related to obligations to restore leased properties, which are capitalised as part of property, plant and equipment under IAS 17, which will be reclassified to right-of-use assets on adoption of IFRS 16.

The recognition of the new lease liability will increase the Group’s debt and therefore Net Debt.

The operating lease expense currently recognised in the Consolidated statement of comprehensive Income will be replaced by a depreciation expense against the right-of-use asset and a finance expense related to the lease liability. As a result, EBITDA will increase. The impact on profit before tax for the year ended 31 October 2020 is not expected to be material.

The impact on tax balances as a result of the above changes is still being assessed. There will be no net impact on the Consolidated statement of cash flows, however the operating lease cash out-flows within operating cash flows will largely be replaced by a financing cash-outflow.

Key judgements and estimates made in calculating the initial impact of adoption include the determination of the lease term, the grouping of leases for the purpose of assigning a discount rate and calculating the discount rate.

The Group’s undiscounted non-cancellable operating lease commitments is $301.2m at 31 October 2019 (31 October 2018: $228.0m) under IAS 17 “Leases”.

The lease liability of between $286.0m and $306.0m (inclusive of amounts already reported as finance leases under IAS 17) shown above will be included in Net Debt as at 1 November 2019.

Micro Focus International plc
Notes to the consolidated financial information continued

I Significant Accounting policies continued

X Adoption of new and revised International Financial Reporting Standards continued

Interpretations and amendments

The following interpretations and amendments to existing standards are not yet effective and have not been adopted early by the Group:

-
IFRIC 23, “Uncertainty over Income Tax Treatments” clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. In such a circumstance, an entity shall recognise and measure its current or deferred tax asset or liability applying the requirements in IAS 12 based on taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates determined applying this interpretation. This interpretation is effective for annual periods beginning on or after 1 January 2019. The Group does not expect a material impact upon adoption of IFRIC23.

-
Annual Improvements 2017 includes amendments to IFRS 3, “Business combinations”, IFRS 11 “Joint arrangements” and IAS 12 Income taxes applies for periods beginning on or after 1 January 2019.

-
Amendments to IAS 28 Investments in Associates and Joint Ventures – “Long-term Interests in Associates and Joint Ventures”, clarifies that IFRS 9 “Financial instruments” applies, including its impairment requirements to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied.

-
Amendments to IAS 19 “Employee Benefits” clarify that on a plan amendment, curtailment or settlement of a defined benefit plan, entities must use updated actuarial assumptions to determine its current service cost and net interest for the period; and the effect of the asset ceiling is disregarded when calculating the gain or loss on any settlement of the plan and is dealt with separately in other comprehensive income, effective 1 January 2019.

-
Amendments to References to the Conceptual Framework in IFRS Standards - Amendments to IFRS 2, IFRS 3, IFRS 6, IFRS 14, IAS 1, IAS 8, IAS 34, IAS 37, IAS 38, IFRIC 12, IFRIC 19, IFRIC 20, IFRIC 22, and SIC-32 to update those pronouncements with regard to the revised the Conceptual Framework, effective 1 January 2020.

-
Amendments to IFRS 3 Business Combinations, effective 1 January 2020, subject to EU endorsement.

-
Amendments to IFRS9, IAS 39 and IFRS 7: Interest rate benchmark reforms, effective 1 January 2020.

The impact of the amendments and interpretations listed above will not have a material impact on the consolidated financial information.

II Critical accounting estimates, assumptions and judgements

In preparing these consolidated financial information, the Group has made its best estimates and judgements of certain amounts included in the financial information, giving due consideration to materiality. The Group regularly reviews these estimates and updates them as required. Actual results could differ from these estimates. Unless otherwise indicated, the Group does not believe that there is a significant risk of a material change to the carrying value of assets and liabilities within the next financial year related to the accounting estimates and assumptions described below. The Group considers the following to be a description of the most significant estimates and judgements, which require the Group to make subjective and complex judgements and matters that are inherently uncertain.

Critical accounting estimates and assumptions

A Potential impairment of goodwill and other intangible assets
Each period, or whenever there are changes in circumstances indicating that the carrying amounts may not be recoverable, the Group carries out impairment tests of goodwill and other assets which require estimates to be made of the value in use of its CGU’s. These value in use calculations are dependent on estimates of future cash flows including long-term growth rates, the medium-term annual revenue growth rate by product group and an appropriate discount rate to be applied to future cash flows. Further details on these estimates and sensitivity of the carrying value of goodwill to the discount rate and the medium-term annual revenue growth rate by product group in particular are provided in note 9.

B Retirement benefit obligations
The valuation of retirement benefit obligations is dependent upon a number of assumptions that are estimated at the period end date, including estimates of mortality rates, inflation, salary growth rates and the rate at which scheme liabilities are discounted. Further detail on these estimates and the sensitivity of the carrying value of the defined benefit obligation to these is provided in note 16.

Micro Focus International plc
Notes to the consolidated financial information continued

II Critical accounting estimates, assumptions and judgements continued

Critical accounting judgements

C Revenue recognition
The key areas of judgement in respect of recognising revenue are the timing of recognition and how the different elements of bundled contracts are identified, for example between licence and maintenance revenues.

Revenue recognition under IFRS 15 is significantly more complex than under previous reporting requirements and necessitates the increased use of management judgements and estimates to produce financial information. IFRS 15 also introduces management judgement in relation to the timing of recognition of certain categories of cost. The most significant accounting judgements in applying IFRS 15 are disclosed below.

Identification of performance obligations
Revenue recognition requires significant judgement in identifying each distinct performance obligation requiring separate recognition in a multi element contract (e.g. licence, maintenance, material rights for option to acquire additional products or services at discounted prices). This judgment impacts the timing of revenue recognition, as certain performance obligations are recognised at a point in time and others are recognised over the life of the contract, as explained in Accounting Policy D, and therefore the quantum of revenue and profit recognised in each period.

D Exceptional item classification
The Group classifies items as exceptional in line with Accounting Policy H. The classification of these items as an exceptional is a matter of judgement. This judgement is made by management after evaluating each item deemed to be exceptional against the criteria set out within the defined accounting policy.

Micro Focus International plc
Notes to the consolidated financial information continued

II Critical accounting estimates, assumptions and judgements continued

Critical accounting judgements

E Provision for income taxes
The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes including structuring activities undertaken by the Group and the application of complex transfer pricing rules. The Group recognises liabilities for anticipated settlement of tax issues based on judgements of whether additional taxes will be due. Significant issues may take several periods to resolve. In making judgements on the probability and amount of any tax charge, management takes into account:

●
Status of the unresolved matter;
●
Strength of technical argument and clarity of legislation;
●
External advice;
●
Resolution process, past experience and precedents set with the particular taxing authority;
●
Agreements previously reached in other jurisdictions on comparable issues; and
●
Statute of limitations.

Key judgements in the period were related to the structuring activities undertaken in relation to the disposal of SUSE and whether these activities would create an additional tax charge through US and other overseas tax legislation. Based on their assessment, the directors have concluded that no additional material tax provisions are required with regards to these matters.

The ultimate tax liability may differ from the amount provided depending on interpretations of tax law, settlement negotiations or changes in legislation. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. There is no estimate associated with the provision for income taxes that could be expected to result in a material change within the next 12 months.

III Financial risk factors
The Group’s multi-national operations expose it to a variety of financial risks that include the effects of changes in credit risk, foreign currency risk, interest rate risk and liquidity risk. Risk management is carried out by a central treasury department under policies approved by the board of directors. Group treasury identifies and evaluates financial risks alongside the Group’s operating units. The board provides written principles for risk management together with specific policies covering areas such as foreign currency risk, interest rate risk, credit risk and liquidity risk, use of derivative financial instruments and non-derivative financial instruments as appropriate, and investment of excess funds.

A Credit risk
Financial instruments which potentially expose the Group to a concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash equivalents are deposited with high-credit quality financial institutions. The Group provides credit to customers in the normal course of business. Collateral is not required for those receivables, but on-going credit evaluations of customers’ financial conditions are performed. The Group maintains a provision for impairment based upon the expected credit losses. The Group sells products and services to a wide range of customers around the world and therefore believes there is no material concentration of credit risk.

B Foreign currency risk
The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Euro, UK Pound Sterling, Israeli Shekel, Japanese Yen and the Canadian Dollar. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations. Foreign exchange risk arises when future commercial transactions, recognised assets and liabilities are denominated in a currency that is not the entity’s functional currency.

There were no foreign currency hedging transactions in place at 31 October 2019 and 31 October 2018. The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk.

C Interest rate risk
The Group’s income and cash generated from operations are substantially independent of changes in market interest rates. The Group’s interest rate risk arises from short-term and long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. The Group currently uses four interest rate swaps to manage its cash flow interest rate risk arising from potential increases in the LIBOR interest rate.

Micro Focus International plc
Notes to the consolidated financial information continued

II Critical accounting estimates, assumptions and judgements continued

III Financial risk factors continued

D Liquidity risk
Central treasury carries out cash flow forecasting for the Group to ensure that it has sufficient cash to meet operational requirements and to allow the repayment of the bank facility. Surplus cash in the operating units over and above what is required for working capital needs is transferred to Group treasury. These funds are used to repay bank borrowings or are invested in interest bearing current accounts, time deposits or money market deposits of the appropriate maturity period determined by consolidated cash forecasts.

Trade payables arise in the normal course of business and are all current. Onerous lease provisions are expected to mature between less than 12 months and eight years.

At 31 October 2019 gross borrowings of $4,775.0m (31 October 2018: $4,996.9m) related to our senior secured debt facilities (note 14). $nil (31 October 2018: $50.3m) is current of which $nil (31 October 2018: $nil) is the revolving credit facility. The borrowings disclosed in the balance sheet are net of pre-paid facility costs and original issue discounts.

Micro Focus International plc
Notes to the consolidated financial information continued

1 Segmental reporting

In accordance with IFRS 8, “Operating Segments”, the Group has derived the information for its segmental reporting using the information used by the Chief Operating Decision Maker for the purposes of resource allocation and assessment of segment performance. The Chief Operating Decision Maker (“CODM”) is defined as the Operating Committee.

For the 12 months to 31 October 2019, the CODM consisted of the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Vice President Stategy and Planning and the Chief HR Officer. With the disposal of the SUSE business completed, the Group is organised into a single reporting segment.

The Group’s segment under IFRS 8 is:

Micro Focus Product Portfolio – The Micro Focus Product Portfolio segment contains mature infrastructure software products that are managed on a portfolio basis akin to a “fund of funds” investment portfolio. This portfolio is managed with a single product group that makes and maintains the software, whilst the software is sold and supported through a geographic Go-to-Market organisation. The products within the existing Micro Focus Product Portfolio are grouped together into five sub-portfolios based on industrial logic and management of the Micro Focus sub-portfolios: Application Modernisation & Connectivity, Application Delivery Management, IT Operations Management, Security and Information Management & Governance.

The segmental reporting is consistent with that used in internal management reporting and the profit measure used by the Operating Committee is Adjusted EBITDA.

The internal management reporting that the Operating Committee receives includes a pool of centrally managed costs, which were allocated between Micro Focus and the SUSE business (up to the date of disposal) based on identifiable segment specific costs with the remainder allocated based on other criteria including revenue and headcount.

		12 months ended 31 October 2019	18 months ended 31 October 2018
	Note	$m	$m
Reconciliation to Adjusted EBITDA:
(Loss)/profit before tax		(34.1)	34.1
Finance costs	4	282.4	350.4
Finance income	4	(26.6)	(7.7)
Depreciation of property, plant and equipment		66.5	88.6
Amortisation of intangible assets	10	716.5	903.1
Exceptional items (reported in Operating profit)	3	294.2	538.2
Share-based compensation charge		68.8	64.3
Product development intangible costs capitalised	10	(16.5)	(44.4)
Foreign exchange loss/(credit)		11.3	(37.4)
Adjusted EBITDA		1,362.5	1,889.2

For the reportable segment, the total assets were $14,294.8m and the total liabilities were $8,018.5m as at 31 October 2019.

Micro Focus International plc
Notes to the consolidated financial information continued

2 Supplementary information

Analysis by geography
The Group is domiciled in the UK. The Group’s total segmental revenue from external customers by geographical location is detailed below:

	12 months ended 31 October 2019	18 months ended 31 October 2018
	$m	$m
UK	206.9	299.6
USA	1,523.0	2,279.8
Germany	220.7	309.5
France	123.3	195.5
Japan	108.6	145.8
Other	1,165.9	1,524.2
Total	3,348.4	4,754.4

The total of non-current assets other than financial instruments and deferred tax assets as at 31 October 2019 located in the USA is $4,623.0m (31 October 2018: $5,145.8m), the total in the non-USA is $8,192.2m (31 October 2018: $8,488.3m). They exclude trade and other receivables, derivative financial instruments and deferred tax.

Analysis of revenue from contracts with customers
	12 months ended 31 October 2019	18 months ended 31 October 2018
	$m	$m
Revenue from contracts with customers	3,348.4	4,754.4

Being:
Recognised over time:
Maintenance revenue	2,051.6	2,818.9
SaaS & other recurring revenue	278.9	365.1
	2,330.5	3,184.0
Recognised at point in time:
Licence revenue	800.0	1,206.1
Consulting revenue	217.9	364.3
	1,017.9	1,570.4

Total Revenue	3,348.4	4,754.4

Analysis of revenue by product
Set out below is an analysis of revenue from continuing operations recognised between the principal product portfolios for the 12 months ended 31 October 2019 and 18 months ended 31 October 2018.

12 months ended 31 October 2019:

	Licence	Maintenance	Consulting	SaaS & other recurring	Total
	$m	$m	$m	$m	$m
Application Modernisation & Connectivity	170.9	326.1	11.7	-	508.7
Application Delivery Management	130.3	485.4	18.2	87.8	721.7
IT Operations Management	237.5	645.8	127.5	11.0	1,021.8
Security	185.7	416.7	43.9	35.0	681.3
Information Management & Governance	75.6	183.6	16.6	145.9	421.7
Subtotal	800.0	2,057.6	217.9	279.7	3,355.2
Deferred revenue haircut	-	(6.0)	-	(0.8)	(6.8)
Total Revenue	800.0	2,051.6	217.9	278.9	3,348.4

Micro Focus International plc
Notes to the consolidated financial information continued

2 Supplementary information continued

18 months ended 31 October 2018:
	Licence	Maintenance	Consulting	SaaS & other recurring	Total
	$m	$m	$m	$m	$m
Application Modernisation & Connectivity	256.3	497.6	17.9	-	771.8
Application Delivery Management	185.5	646.7	41.6	114.1	987.9
IT Operations Management	363.1	869.9	192.8	15.1	1,440.9
Security	291.6	580.2	81.4	41.6	994.8
Information Management & Governance	117.2	267.2	32.6	203.1	620.1
Subtotal	1,213.7	2,861.6	366.3	373.9	4,815.5
Deferred revenue haircut	(7.6)	(42.7)	(2.0)	(8.8)	(61.1)
Total Revenue	1,206.1	2,818.9	364.3	365.1	4,754.4

3
Exceptional items

		12 months ended 31 October 2019	18 months ended 31 October 2018
Reported within Operating profit:	Note	$m	$m
Integration costs		245.9	279.0
Pre-acquisition costs		-	43.0
Acquisition costs		1.5	27.1
Property related costs		16.3	38.1
Severance and legal costs		32.1	129.7
Divestiture		2.1	21.3
Gain on disposal of Atalla		(3.7)	-
		294.2	538.2
Reported within finance costs:
Finance costs incurred in escrow period	4	-	6.4
Reported within finance income:
Finance income earned in escrow period	4	-	(0.6)
		-	5.8

Exceptional costs before tax		294.2	544.0

Tax:
Tax effect of exceptional items		(54.3)	(105.9)
Tax exceptional item		-	(692.3)
		(54.3)	(798.2)
Reported within profit from discontinued operation (attributable to equity shareholders of the Company):
Gain on disposal of discontinued operation	20	(1,458.5)	-

Exceptional profit after tax		(1,218.6)	(254.2)

Exceptional items are allocated to the financial statement lines (for example: cost of sales) in the Consolidated statement of comprehensive income based on the nature and function of the costs, for example restructuring costs related to employees are classified where their original employment costs are recorded.

Integration costs
Integration costs of $245.9m for the 12 months ended 31 October 2019 arose from the continuing work being done in integrating the HPE Software business into Micro Focus as referred to in the Chief Financial Officers report. Other activities include system and processes integration costs. Integration costs of $279.0m in the 18 months ended 31 October 2018 arose mainly from the work done to integrate Serena, GWAVA and the HPE Software business into the Micro Focus.

Pre-acquisition costs
Pre-acquisition costs for the 18 months ended 31 October 2018 of $43.0m, related to the evaluation of the acquisition of HPE Software, including due diligence work, legal work on the acquisition agreements, professional advisors on the transaction and pre-integration costs. No such costs arose in the 12 months ended 31 October 2019.

Micro Focus International plc
Notes to the consolidated financial information continued

3 Exceptional items continued

Acquisition costs
The acquisition costs of $1.5m in the 12 months ended 31 October 2019 related mostly to acquisition of Interset Software Inc. (note 21). The acquisition costs in the 18 months ended 31 October 2018 of $27.1m included external costs in completing the acquisition of the HPE Software business and costs relating to the acquisition of COBOL-IT SAS. The external costs mainly relate to due diligence work, legal work on the acquisition agreements and professional advisors on the transaction.

Property related costs
Property related costs of $16.3m for the 12 months ended 31 October 2019 (18 months ended 31 October 2018: $38.1m) relate to the assessment and reassessment of leases on empty or sublet properties held by the Group, in particular in North America and the cost of site consolidations resulting from the ongoing integration of the HPE Software business into Micro Focus.

Severance and legal costs
Severance and legal costs of $32.1m for the 12 months ended 31 October 2019 (18 months ended 31 October 2018: $129.7m) relate mostly to termination costs for employees after acquisition relating to the integration of the HPE Software business into Micro Focus.

Divestiture
Divestiture costs of $2.1m for the 12 months ended 31 October 2019 relate mostly to employee activities (18 months ended 31 October 2018: $21.3m, related mostly to fees paid to professional advisors) involved in the disposal of the SUSE business completed in 2019 (note 20).

Gain on disposal of Atalla
The non-recurring gain on disposal of $3.7m for the 12 months ended 31 October 2019 (18 months ended 31 October 2018: $nil) relates to Atalla business disposal (note 20).

Finance income and finance costs
Finance costs of $6.4m and finance income of $0.6m for the 18 months ended 31 October 2018 related to interest (charged and gained) on additional term loan facilities drawn down in relation to the acquisition of the HPE Software business, between the date the facilities were drawn into escrow and the acquisition date. No such income or costs arose in the 12 months ended 31 October 2019.

Tax
The tax effect of exceptional items on the income statement is a credit of $54.3m for the 12 months ended 31 October 2019 (18 months ended 31 October 2018: $798.2m credit). The exceptional tax credit of $692.3m in the 18 months ended 31 October 2018 relates to the impact of US tax reforms, comprised of a credit of $930.6m in respect of the re-measurement of deferred tax liabilities and a transition tax charge of $238.3m payable over eight years.

Gain on disposal of discontinued operation
The element of the profit for the period on the discontinued operation related to the gain on disposal is included as an exceptional item (note 20).

Micro Focus International plc
Notes to the consolidated financial information continued

4 Finance income and finance costs

	Note	12 months ended 31 October 2019	18 months ended 31 October 2018
		$m	$m
Finance costs
Interest on bank borrowings		225.4	276.5
Commitment fees		1.9	3.3
Amortisation of facility costs and original issue discounts		46.7	60.4
Finance costs on bank borrowings		274.0	340.2

Net interest expense on retirement obligations	16	2.4	2.8
Finance lease expense		2.0	2.7
Interest rate swaps: cash flow hedges, transfer from equity		-	3.4
Other		4.0	1.3
Total		282.4	350.4

		12 months ended 31 October 2019	18 months ended 31 October 2018
		$m	$m
Finance income
Bank interest		16.3	3.6
Interest on non-plan pension assets	16	0.3	0.6
Interest rate swaps: cash flow hedges, transfer to equity		9.9	-
Other		0.1	3.5
Total		26.6	7.7

Net finance cost		255.8	342.7

Included within exceptional items
Finance costs incurred in escrow period	3	-	6.4
Finance income earned in escrow period	3	-	(0.6)
		-	5.8

5 Share-based payments
	12 months ended 31 October 2019	18 months ended 31 October 2018
	$m	$m
Share-based compensation – IFRS 2 charge	62.0	70.9
Employer taxes	6.8	(6.6)
	68.8	64.3

As at 31 October 2019, accumulated employer taxes of $1.9m (31 October 2018: $20.6m) is included in trade and other payables and $nil (31 October 2018: $0.5m) is included in other non-current liabilities.

6 Taxation

	12 months ended 31 October 2019	18 months ended 31 October 2018
	$m	$m
Current tax
Current period	163.9	245.8
Adjustments to tax in respect of previous periods	(35.3)	(14.7)
	128.6	231.1
Deferred tax
Origination and reversal of temporary differences	(139.7)	26.4
Adjustments to tax in respect of previous periods	24.5	1.2
Previously unrecognised temporary differences	(29.4)	-
Impact of change in tax rates	-	(931.8)
	(144.6)	(904.2)

Total tax credit	(16.0)	(673.1)

For the 12 months ended 31 October 2019, a deferred tax debit of $7.6m (18 months ended 31 October 2018: $23.7m debit) and current tax credit of $13.1m (18 months ended 31 October 2018: $4.1m credit) have been recognised in equity in relation to share options. A current tax credit of $23.3m (18 months ended 31 October 2018: $16.4m debit) has been recognised in the hedging reserve (note 18). In addition, a deferred tax credit of $13.0m (18 months ended 31 October 2018: $4.3m credit) has been recognised in the consolidated statement of comprehensive income in relation to defined benefit pension schemes and a deferred tax credit of $14.0m (18 months ended 31 October 2018: $nil) in relation to foreign exchange movements on intangibles.

Micro Focus International plc
Notes to the consolidated financial information continued

6 Taxation continued

The tax charge for the 12 months ended 31 October 2019 is higher than the standard rate of corporation tax in the UK of 19.00% (18 months ended 31 October 2018: 19.00%). The differences are explained below:

	12 months ended 31 October 2019	18 months ended 31 October 2018
	$m	$m
(Loss)/profit before taxation	(34.1)	34.1

Tax at UK corporation tax rate 19.00% (2018: 19.00%)	(6.5)	6.5
Effects of:
Tax rates other than the UK standard rate	(4.4)	17.8
Intra-Group financing	(42.8)	(52.5)
Interest restrictions	-	31.8
Innovation tax credit benefits	(13.5)	(21.4)
US foreign inclusion income	43.7	39.0
US transition tax	-	238.3
Share options	7.1	10.2
Movement in deferred tax not recognised	14.4	7.3
Previously unrecognised temporary differences	(29.4)	-
Effect of change in tax rates	-	(931.8)
Expenses not deductible and other permanent differences	26.2	(4.8)
	(5.2)	(659.6)
Adjustments to tax in respect of previous periods:
Current tax	(35.3)	(14.7)
Deferred tax	24.5	1.2
	(10.8)	(13.5)

Total taxation	(16.0)	(673.1)

The Group continues to benefit from the UK’s Patent Box regime, US R&D tax credits and other innovation-based tax credits offered by certain jurisdictions, the benefit for the 12 months ended 31 October 2019 being $13.5m (18 months ended 31 October 2018: $21.4m). The Group realised benefits in relation to intra-Group financing of $42.8m for the 12 months ended 31 October 2019 (18 months ended 31 October 2018: $52.5.m). The benefits mostly relate to arrangements put in place to facilitate the acquisitions of the HPE Software business and The Attachmate Group.

US foreign inclusion income of $43.7m arising in the 12 months ended 31 October 2019 (18 months ended 31 October 2018: $39.0m) is largely driven by new US tax legislation introduced as part of US tax reforms in 2018.

The Group recognised a net overall charge in respect of share options due to deferred tax credits arising on options held at the balance sheet date being lower than the current tax charge because of the terms of the options.

During the period the directors reassessed the deferred tax asset recognised in relation to interest restrictions and have recognised an asset to the extent that sufficient taxable temporary differences exist at the balance sheet date. Previously a deferred tax asset was not recognised as the directors forecast that the Group would be unable to utilise the interest restrictions in future periods. This has resulted in a credit of $29.4m in the period in respect of historical interest amounts, recognised as previously unrecognised temporary differences above.

The expenses not deductible and other permanent differences charge of $26.2m (18 months ended 31 October 2018: $4.8m credit) included $8.1m in relation to uncertain tax positions and $6.1m related to irrecoverable withholding tax.

The Group realised a net credit in relation to the true-up of prior period, current and deferred tax estimates of $10.8m for the 12 months ended 31 October 2019 (18 months ended 31 October 2018: $13.5m).

The Group’s tax charge is subject to various factors, many of which are outside the control of the Group, including changes in local tax legislation, and specifically US tax reform, the OECD's Base Erosion and Profit Shifting project and the consequences of Brexit.

In April 2019, the European Commission published its final decision on its state aid investigation into the UK’s ‘Financing Company Partial Exemption’ legislation and concluded that part of the legislation is in breach of EU State Aid rules. Similar to other UK based international groups that have acted in accordance with the UK legislation in force at the time, the Group may be affected by the finding and is monitoring developments. The UK government and UK-based international companies, including the Group, have appealed to the General Court of the European Union against the decision. The UK government is required to start collection proceedings in advance of the appeal results and it is possible that the Group will be required to make a payment in the year ending 31 October 2020. If the decision of the European Commission is upheld, the Group have calculated the maximum potential liability to be $60.3m. Based on its current assessment the Group believes that no provision is required in respect of this issue. The UK legislation affected by this EU commission finding was amended on 1 January 2019 to be compliant with EU law and therefore no longer impacts the Group and so no additional tax liability will accrue in future periods that could be subject to the same challenge.

Micro Focus International plc
Notes to the consolidated financial information continued

7 Dividends

	12 months ended 31 October 2019	18 months ended 31 October 2018
Equity - ordinary	$m	$m
Final paid 58.33 cents (2018: 58.33 cents) per ordinary share	240.7	133.9
First Interim paid 58.33 cents (2018: 34.60 cents) per ordinary share	198.5	156.2
Second Interim paid nil cents (2018: 58.33 cents) per ordinary share	-	252.1
	439.2	542.2

The directors announced a final dividend of 58.33 cents per share payable on 7 May 2020 to shareholders who are registered at 14 April 2020. This final dividend, amounting to $194.5m, has not been recognised, as a liability as at 31 October 2019.

8 Earnings per share
The calculation of the basic earnings per share has been based on the earnings attributable to owners of the parent and the weighted average number of shares for each period.

Reconciliation of the earnings and weighted average number of shares:
	12 months ended 31 October 2019	18 months ended 31 October 2018
Earnings ($m)
(Loss)/profit for the period from continuing operations	(18.1)	707.2
Profit for the period from discontinued operation	1,487.2	76.9
	1,469.1	784.1

Number of shares (m)
Weighted average number of shares	378.1	388.7
Dilutive effects of shares	4.1	11.0
	382.2	399.7

Earnings per share
Basic earnings per share (cents)
Continuing operations	(4.87)	181.91
Discontinued operation	393.37	19.79
Total Basic earnings per share	388.50	201.70

Diluted earnings per share (cents)
Continuing operations 1	(4.87)	176.92
Discontinued operation	389.16	19.25
Total Diluted earnings per share 1	384.35	196.17

Basic earnings per share (pence)
Continuing operations	(3.82)	136.73
Discontinued operation	308.89	14.88
Total Basic earnings per share	305.07	151.61

Diluted earnings per share (pence)
Continuing operations 1	(3.82)	132.98
Discontinued operation	305.59	14.47
Total Diluted earnings per share 1	301.81	147.45

Earnings attributable to ordinary shareholders
From continuing operations	(18.1)	707.2
Excluding non-controlling interests	(0.3)	(0.1)
(Loss)/profit for the period from continuing operations	(18.4)	707.1
From discontinued operation	1,487.2	76.9
	1,468.8	784.0
Average exchange rate	$1.27/£1	$1.33/£1

1 As there is a loss from continuing operations attributable to the ordinary equity shareholders of the Company for the 12 months ended 31 October 2019 ($18.4m), the Diluted EPS is reported as equal to Basic EPS, as no account can be taken of the effect of dilutive securities under IAS 33. There was total earnings attributable to ordinary equity shareholders of the Company for the 12 months ended 31 October 2019 of $1,468.8m and therefore the effect of dilutive securities can be reflected in the total Diluted EPS above.

The weighted average number of shares excludes treasury shares that do not have dividend rights (note 17).

Micro Focus International plc
Notes to the consolidated financial information continued

9 Goodwill

		31 October 2019	31 October 2018
	Note	$m	$m
Cost and net book amount
At 1 November / 1 May		6,805.0	2,828.6
Acquisitions	21	26.8	4,863.9
Effects of movements in exchange rates		(160.5)	-
Reclassification to assets held for sale	20	-	(887.5)
		6,671.3	6,805.0
A segment-level summary of the goodwill allocation is presented below:
Micro Focus		6,671.3	6,805.0

Goodwill acquired through business combinations has been allocated to a cash-generating unit (“CGU”) for the purpose of impairment testing.

The goodwill arising in the 12 months ended 31 October 2019, related to the acquisition of Interset Software Inc. of $26.8m (note 21) has been allocated to the Micro Focus CGU as this is consistent with the segment reporting that is used in internal management reporting. Of the additions to goodwill, all amounts are expected to be deductible for tax purposes.

The goodwill arising in the 18 months ended 31 October 2018 related to the acquisition of the HPE Software business of $4,858.3m (note 21) and COBOL-IT, SAS (“COBOL-IT”) $5.6m (note 21), have been allocated to the Micro Focus CGU as this is consistent with the segment reporting that is used in internal management reporting. Of the additions to goodwill, there were no amounts expected to be deductible for tax purposes.

In addition, during the year, following a review of the allocation of goodwill to foreign operations, the directors have determined that goodwill of $6,497.5m, which arose on previous acquisitions (in particular the acquisitions of the HPE Software business on 1 September 2017 and The Attachmate Group on 20 November 2014, being the two most significant) should have been allocated into functional currencies of the underlying foreign operations. The re-denomination has given rise to a total reduction in the carrying value of goodwill of $160.5m, as a result of foreign exchange movement, that has been recognised in the 12 months ended 31 October 2019. Had this allocation taken place from the acquisition dates, a $154.9m decrease in the carrying value of goodwill would have been recognised in the 18 months ended 31 October 2018 and a cumulative decrease of $69.4m in the carrying value would have been recognised as at 30 April 2017. As this change has no impact on the Group’s key performance metrics, including profit before taxation, or statement of cash flows and as the net prior-period impact of $224.3m is not material in the context of the overall value of goodwill or net assets, it is, in the judgement of the directors, appropriate to affect the change in allocation in the current period. Movements in Other comprehensive income are not considered a key performance metric.

This change in the carrying value of $160.5m is a part of the amount reflected in the line “effect of movements in exchange rates” in the table above. The change has been recognised within “currency translation differences – continuing operations” in other comprehensive income, and subsequently the translation reserve in equity.

This adjustment has had no impact on the conclusion of the Group’s annual impairment review.

Impairment test
Impairment of goodwill is tested annually, or more frequently where there is indication of impairment. An impairment test is a comparison of the carrying value of the assets of the CGU with their recoverable amount. Where the recoverable amount is less than the carrying value, an impairment results. The Group performed its annual test for impairment as at 31 October 2019 (2018: 31 October 2018), incorporating its knowledge of the business into that testing and noting at that date the market capitalisation was less than the net assets of the Group, which was taken into account during the impairment test.

The recoverable amount of the Micro Focus CGU is determined based on its Value In Use (“VIU”). The VIU includes estimates about the future financial performance of the CGU and is based on five-year projections and then a terminal value calculation. It utilises discounted board approved forecasts for the first four years and the fifth year reflects management’s expectation of the long-term growth prospects which have been applied based upon the expected operating performance of the CGU and growth prospects in the CGU’s market. The cash flow projections and inputs combine past performance with adjustments as appropriate where the directors believe that past performance and rates are not indicative of future performance and rates. The VIU calculation excludes the cash outflow and resulting cash inflow assumptions arising from the investment decisions made in the Strategic Review and which are included within the board approved forecasts. Impairment reviews under IAS 36 are required to exclude the estimated cash inflow and outflows arising from improving or enhancing the performance of existing assets, and therefore the impairment test performed in the current year considers the recoverable amount of the CGU based on its current condition without the impact of the approved investment plans.

Micro Focus International plc
Notes to the consolidated financial information continued

9 Goodwill continued

Key assumptions
Key assumptions in the VIU are considered to be the discount rate, medium term annual revenue growth rate by product group and the long-term cash flow growth rate. These have been assessed taking into consideration the current economic climate and the resulting impact on expected growth and discount rates.

The medium term annual revenue growth rate by product group, long-term cash flow growth rate and discount rate used in the VIU calculation are:

	2019	2018
Long-term cash flow growth rate	1.0%	1.0%
Pre-tax discount rate1	10.3%	9.7%
Medium term annual revenue growth rate by product group2	(2.0)% to 2.1%	-

1 This equates to a Post-tax discount rate of 8.0% (2018: 7.8%).
2 Medium term annual revenue growth rate by product group was not a key assumption in 2018 and so has not been presented.

Sensitivity analysis
The result of the sensitivity analysis are set out below. In undertaking this analysis, the directors have considered reasonably possible changes in the key assumptions that could have an adverse impact, taking into consideration that the Group is insulated from some significant adverse impacts by its geographical spread and that the Group’s cost base is flexible and could quickly respond to market changes. The headroom and breakeven sensitivities disclosed below are on the VIU calculation, which, as explained above, excludes the cash outflow and resulting cash inflow assumptions arising from the investment decisions made in the Strategic Review.

The directors have assessed that a reasonably possible change in the discount rate is an absolute movement of 2.0% (2018: 2.0%) and this increase would cause the carrying value of the Micro Focus CGU to exceed its recoverable amount. An increase in the discount rate of 0.4% to 10.7% (2018: increase of 1.3% to 11.0%) would reduce the amount by which the recoverable amount exceeds its carrying value from $0.5bn to $nil (2018: from $2.2bn to $nil).

The directors have assessed that a reasonably possible change in the average of the medium term annual revenue growth rate by product group is an absolute reduction of 2.0% and this decrease would cause the carrying value of the Micro Focus CGU to exceed its recoverable amount (2018: not a reasonably possible change). A decrease in the average of the medium term annual revenue growth rate by product group of 0.7% would reduce the amount by which the recoverable amount exceeds its carrying value from $0.5bn to $nil. This sensitivity has been presented exclusive of mitigating actions, such as cost saving, that would be taken in such a scenario and which would at least partially offset such a reduction in cash flows.

The directors have also assessed that there is not a reasonably possible change in the long-term cash flow growth rate that would reduce the recoverable amount to below its carrying value.

No impairment charge resulted from the goodwill tests for impairment in the 12 months ended 31 October 2019 (31 October 2018: no impairment).

10 Other intangible assets

				Purchased intangibles
		Purchased software	Product development costs	Technology	Trade names	Customer relationships	Lease contracts	Total
	Note	$m	$m	$m	$m	$m	$m	$m
Cost
At 1 November 2018		141.1	259.1	2,158.5	267.7	5,377.2	15.0	8,218.6
Acquisitions – Interset Software Inc	21	-	-	44.5	4.2	12.5	-	61.2
Additions		12.3	16.5	-	-	-	-	28.8
Additions – external consultants		-	0.5	-	-	-	-	0.5
Disposals		(7.4)	(19.1)	-	-	-	-	(26.5)
Effects of movements in exchange rates		0.7	-	(24.4)	(4.6)	(66.4)	(0.1)	(94.8)
At 31 October 2019		146.7	257.0	2,178.6	267.3	5,323.3	14.9	8,187.8

Accumulated amortisation
At 1 November 2018		50.1	206.7	478.9	48.9	801.5	3.2	1,589.3
Amortisation charge for the period		34.1	26.7	200.1	20.9	424.8	9.9	716.5
Disposals		(7.4)	(19.1)	-	-	-	-	(26.5)
Effects of movements in exchange rates		0.1	-	(10.1)	(1.8)	(22.0)	-	(33.8)
At 31 October 2019		76.9	214.3	668.9	68.0	1,204.3	13.1	2,245.5

Net book amount at 31 October 2019		69.8	42.7	1,509.7	199.3	4,119.0	1.8	5,942.3
Net book amount at 31 October 2018		91.0	52.4	1,679.6	218.8	4,575.7	11.8	6,629.3

During the period, the estimated useful life of certain purchased software was revised. The net effect of the changes in the current financial period was an increase in amortisation expense by $8.9m.

Micro Focus International plc
Notes to the consolidated financial information continued

10 Other intangible assets continued

				Purchased intangibles
		Purchased software	Product development costs	Technology	Trade names	Customer relationships	Lease contracts	Total
	Note	$m	$m	$m	$m	$m	$m	$m
Cost
At 1 May 2017		24.6	213.8	398.9	239.6	972.4	-	1,849.3

Continuing operations:
Acquisitions - HPE Software business	21	72.8	-	1,809.0	163.0	4,480.0	15.0	6,539.8
Acquisitions – COBOL-IT	21	-	-	1.5	0.2	12.3	-	14.0
Acquisitions – Covertix	21	2.5	-	-	-	-	-	2.5
Additions		46.8	44.4	-	-	-	-	91.2
Additions – external consultants		-	0.9	-	-	-	-	0.9
Effects of movements in exchange rates		(0.4)	-	-	-	-	-	(0.4)

Discontinued operation:
Reclassification to current assets classified as held for sale	20	(5.2)	-	(50.9)	(135.1)	(87.5)	-	(278.7)
At 31 October 2018		141.1	259.1	2,158.5	267.7	5,377.2	15.0	8,218.6

Accumulated amortisation
At 1 May 2017		21.0	164.7	223.0	38.8	312.5	-	760.0

Continuing operations:
Amortisation charge for the period		30.7	42.0	280.5	26.7	520.0	3.2	903.1
Effects of movements in exchange rates		(0.9)	-	-	-	-	-	(0.9)

Discontinued operation:
Amortisation charge for the period		0.8	-	13.4	9.1	16.9	-	40.2
Reclassification to current assets classified as held for sale	20	(1.5)	-	(38.0)	(25.7)	(47.9)	-	(113.1)
At 31 October 2018		50.1	206.7	478.9	48.9	801.5	3.2	1,589.3

Net book amount at 31 October 2018		91.0	52.4	1,679.6	218.8	4,575.7	11.8	6,629.3
Net book amount at 30 April 2017		3.6	49.1	175.9	200.8	659.9	-	1,089.3

Intangible assets, with the exception of purchased software and internally generated product development costs, relate to identifiable assets purchased as part of the Group's business combinations. Intangible assets are amortised on a straight-line basis over their expected useful economic life - see Accounting Policy K.

In addition during the year, following a review of the allocation of purchased intangible assets to foreign operations, the directors have determined that intangible assets of $7,321.0m which arose on previous acquisitions (in particular the acquisitions of the HPE Software business on 1 September 2017 and The Attachmate Group on 20 November 2014, being the two most significant) should have been allocated into functional currencies of the underlying foreign operations.

The re-denomination has given rise to a total reduction in the carrying value of purchased intangible assets of $61.0m that has been recognised in the 12 months ended 31 October 2019. Had this allocation taken place from the acquisition dates, a $40.5m decrease in the carrying value of purchased intangible assets would have been recognised in the 18 months ended 31 October 2018 and a cumulative decrease of $20.8m in the carrying value would have been recognised as at 30 April 2017. As this change has no impact on the Group’s key performance metrics, including profit before taxation, or the statement of cash flows and as the net prior-period impact of $61.3m is not material in the context of the overall value of purchased intangible assets or net assets, it is, in the judgement of the directors, appropriate to effect the change in allocation in the current period.
Movements in Other comprehensive income are not considered a key performance metric.

This change in the carrying value of $61.0m consists of $94.8m and $33.8m reflected in the lines “effect of movements in exchange rates” for cost, this includes the cumulative impact on amortisation of acquisition intangible assets which is not considered material, and cumulative amortisation respectively in the table above. $83.3m of this has been recognised as “currency translation differences – continuing operations” in other comprehensive income, and subsequently the translation reserve in equity, and an offsetting $21.6m of this has been recognised as “currency translation differences – continuing operations” in other comprehensive income and subsequently retained earnings within equity.

Expenditure totalling $29.3m (18 months to 31 October 2018: $91.2m) was made in the 12 months ended 31 October 2019, including $17.0m in respect of development costs and $12.3m of purchased software. The acquisition of Interset Software Inc. in the 12 months ended 31 October 2019 gave rise to an addition of $61.2m to purchased intangibles (note 21). The acquisitions of the HPE Software business ($6,539.8m), COBOL-IT ($14.0m) and Covertix ($2.5m) in the 18 months ended 31 October 2018 gave rise to an addition of $6,556.3m to purchased intangibles (note 21).

Micro Focus International plc
Notes to the consolidated financial information continued

10 Other intangible assets continued

Of the $17.0m of additions to product development costs, $16.5m (18 months to 31 October 2018: $44.4m) relates to internal product development costs and $0.5m (18 months ended 31 October 2018: $0.9m) to external consultants' product development costs.

At 31 October 2019, the unamortised lives of technology assets were in the range of two to 10 years, customer relationships in the range of one to 13 years and trade names in the range of 10 to 20 years. The HPE Software business acquired purchased intangibles, the largest component of the Group, have another 10 years life remaining for technology and 13 years life remaining for customer relationships purchased intangibles.

Included in the consolidated statement of comprehensive income for the 12 months ended 31 October 2019 and the 18 months ended 31 October 2018 was:

	12 months ended 31 October 2019	18 months ended 31 October 2018
For continuing operations:	$m	$m
Cost of sales:
- amortisation of product development costs	26.7	42.0
- amortisation of acquired purchased technology	200.1	280.5
Selling and distribution:
- amortisation of acquired purchased trade names, customer relationships and lease contracts	455.6	549.9
Administrative expenses:
- amortisation of purchased software	34.1	30.7
Total amortisation charge for the period	716.5	903.1

Research and development:
- capitalisation of product development costs	16.5	44.4

11 Trade and other receivables

	31 October 2019	31 October 2018
	$m	$m
Trade receivables	877.9	1,089.6
Loss allowance	(42.4)	(41.9)
Trade receivables net	835.5	1,047.7
Prepayments	53.9	60.0
Other receivables	87.2	79.0
Contract assets	56.3	85.3
	1,032.9	1,272.0

Concentrations of credit risk with respect to trade receivables are limited due to the Group’s customer base being large and unrelated. The Group considers the credit quality of trade and other receivables on a customer-by-customer basis. The Group considers that the carrying value of the trade and other receivables that is disclosed below gives a fair presentation of the credit quality of the assets. This is considered to be the case as there is a low risk of default due to the high number of recurring customers and credit control policies. In determining the recoverability of a trade receivable, the Group considers the ageing of each debtor and any change in the circumstances of the individual receivable. Due to this, management believes there is no further credit risk provision required in excess of the normal provision determined by the expected credit loss methodology applied.

At 31 October 2019 and 31 October 2018, the carrying amount approximates the fair value of the instrument due to the short-term nature of the instrument. The trade receivables of $877.9m at 31 October 2019 (31 October 2018: $1,089.6m) are net of the $nil (31 October 2018: $21.5m) loss allowance in the opening balance sheet for the HPE Software business (note 21) as amounts provided in the prior period have been utilised in the current period.

As at 31 October 2019, a loss allowance of $42.4m (31 October 2018: $41.9m) was recognised for trade receivables.

The ageing of these receivables is as follows:

	Current	Up to three months	Three to four months	Over four months	Total
	$m	$m	$m	$m	$m
31 October 2019:
Gross trade receivables	696.0	110.1	8.9	62.9	877.9
Loss allowance	(8.9)	(3.8)	(1.5)	(28.2)	(42.4)
Net trade receivables	687.1	106.3	7.4	34.7	835.5

31 October 2018:
Gross trade receivables	798.5	153.4	13.6	124.1	1,089.6
Loss allowance	-	-	(3.6)	(38.3)	(41.9)
Net trade receivables	798.5	153.4	10.0	85.8	1,047.7

Micro Focus International plc
Notes to the consolidated financial information continued

11 Trade and other receivables continued

Movements in the Group provision for impairment of trade receivables were as follows:

	31 October 2019	31 October 2018
	$m	$m
At 1 November / 1 May (calculated under IAS 39)	41.9	2.6
Accounting policy change (IFRS 9 - recognised against retained earnings on 1 November 2018)	20.0	-
Revised 1 November / 1 May	61.9	2.6
Loss allowance provided in the period	16.0	40.0
Receivables written off as uncollectable	(35.5)	(0.7)
At 31 October	42.4	41.9

The creation and release of the loss allowance for receivables have been included in selling and distribution costs in the consolidated statement of comprehensive income. Amounts charged in the allowance account are generally written off when there is no expectation of recovering additional cash. The Group does not hold any collateral as security.

The loss allowance for trade receivables is measured at an amount equal to the life-time expected credit losses as allowed for by IFRS 9. Prior to the adoption of IFRS 9 on 1 November 2018, trade receivables were stated net of allowances for estimated irrecoverable amounts due to the identification of a loss event (the incurred loss method).

Contract assets relate to amounts not yet due from customers and contain no amounts past due.

12 Cash and cash equivalents

		31 October 2019	31 October 2018
	Note	$m	$m
Cash at bank and in hand		292.2	387.1
Short-term bank deposits		63.5	236.7
		355.7	623.8
Reclassification to current assets classified as held for sale	20	-	(2.9)
Cash and cash equivalents		355.7	620.9

At 31 October 2019 and 31 October 2018, the carrying amount approximates to the fair value. The Group’s credit risk on cash and cash equivalents is limited as the counterparties are well established banks with high credit ratings. The credit quality of cash and cash equivalents is as follows:

	31 October 2019	31 October 2018
	$m	$m
S&P/Moody’s/Fitch rating:
AAA	69.8	231.5
AA-	87.6	81.0
A+	144.4	260.4
A	23.4	20.1
A-	14.4	3.8
BBB+	1.7	4.5
BBB	4.5	1.0
BBB-	0.8	0.6
BB+	0.8	2.0
BB	0.3	-
BB-	6.3	15.2
B+	0.2	-
CCC+	-	0.2
C-	-	0.3
Not Rated	1.5	0.3
	355.7	620.9

Where the opinions of the rating agencies differ, the lowest applicable rating has been assigned to the counterparty.

Micro Focus International plc
Notes to the consolidated financial information continued

13 Trade and other payables – current

	31 October 2019	31 October 2018
	$m	$m
Trade payables	105.0	46.1
Tax and social security	80.7	46.5
Accruals	425.3	584.3
	611.0	676.9

At 31 October 2019 and at 31 October 2018, the carrying amount approximates to the fair value. At 31 October 2019 accruals include vacation and payroll – $88.4m (31 October 2018: $147.0m), commission and employee bonuses - $74.9m (31 October 2018: $162.7m), integration and divestiture expenses - $26.4m (31 October 2018: $44.5m) and consulting and audit fees - $36.9m (31 October 2018: $30.3m).

14 Borrowings

	31 October 2019	31 October 2018
	$m	$m
Bank loan secured	4,775.0	4,996.9
Unamortised prepaid facility arrangement fees and original issue discounts	(104.3)	(151.0)
	4,670.7	4,845.9

	31 October 2019			31 October 2018
	Bank loan secured	Unamortised prepaid facility arrangement fees and original issue discounts	Total	Bank loan secured	Unamortised prepaid facility arrangement fees and original issue discounts	Total
Reported within:	$m	$m	$m	$m	$m	$m
Current liabilities	-	-	-	50.3	(46.6)	3.7
Non-current liabilities	4,775.0	(104.3)	4,670.7	4,946.6	(104.4)	4,842.2
	4,775.0	(104.3)	4,670.7	4,996.9	(151.0)	4,845.9

In April 2019, early repayments totalling $200.0m in total were made against the existing term loans, utilising some of the proceeds from the sale of the SUSE business. As a result of this no further repayments are expected within the next 12 months. The term of the loans remains unchanged.

The following facilities were drawn as at 31 October 2019:
●
The $1,414.7m senior secured term loan B-2 issued by MA FinanceCo LLC is priced at LIBOR plus 2.25% (subject to a LIBOR floor of 0.00%);
●
The $368.2m senior secured seven year term loan B-3 issued by MA FinanceCo LLC is priced at LIBOR plus 2.50% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%;
●
The $2,486.3m senior secured seven year term loan B issued by Seattle SpinCo. Inc. is priced at LIBOR plus 2.50% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%; and
●
The €452.8m m (equivalent to $505.8m) senior secured seven year term loan B issued by MA FinanceCo LLC is priced at EURIBOR plus 2.75% (subject to a EURIBOR floor of 0.00%) with an original issue discount of 0.25%.

The following facilities were undrawn as at 31 October 2019:
●
A senior secured revolving credit facility of $500.0m, (“Revolving Facility”), with an interest rate of 3.25% above LIBOR on amounts drawn (and 0.375% on amounts undrawn) thereunder (subject to a LIBOR floor of 0.00%).

The only financial covenant attaching to these facilities relates to the Revolving Facility, which is subject to an aggregate net leverage covenant only in circumstances where more than 35% of the Revolving Facility is outstanding at a fiscal quarter end. At 31 October 2019, $nil of the Revolving Facility was drawn together with $4,775.0m of Term Loans giving gross debt of $4,775.0m drawn. As a covenant test is only applicable when the Revolving Facility is drawn down by 35% or more, and $nil of Revolving Facility was drawn at 31 October 2019, no covenant test is applicable.

Micro Focus International plc
Notes to the consolidated financial information continued

14 Borrowings continued

The movements on the Group loans in the period were as follows:

	Term Loan B-2	Term Loan B-3	Seattle Spinco Term Loan B	Euro Term Loan B	Revolving Facility	Total
	$m	$m	$m	$m	$m	$m
At 1 May 2017	1,515.2	-	-	-	80.0	1,595.2
Acquisitions	-	-	2,600.0	-	-	2,600.0
Draw downs	-	385.0	-	523.8	135.0	1,043.8
Repayments	(11.4)	(2.9)	(19.5)	(4.1)	(215.0)	(252.9)
Foreign exchange	-	-	-	10.8	-	10.8
At 31 October 2018	1,503.8	382.1	2,580.5	530.5	-	4,996.9

At 1 November 2018	1,503.8	382.1	2,580.5	530.5	-	4,996.9
Draw downs	-	-	-	-	-	-
Repayments	(89.1)	(13.9)	(94.2)	(15.4)	-	(212.6)
Foreign exchange	-	-	-	(9.3)	-	(9.3)
At 31 October 2019	1,414.7	368.2	2,486.3	505.8	-	4,775.0

Borrowings are stated after deducting unamortised prepaid facility fees and original issue discounts. Facility arrangement costs and original issue discounts are amortised between three and six years. Long term borrowings with a carrying value of $4,775.0m before unamortised prepaid facility fees, have a fair value estimate of $4,686.0m based on trading prices as at 31 October 2019.

Maturity of borrowings
The maturity profile of the anticipated future cash flows including interest in relation to the Group’s borrowings on an undiscounted basis, which therefore, differs from both the carrying value and fair value, is as follows:

As at 31 October 2019:

	Term Loan B-2	Term Loan B-3	Seattle Spinco Term Loan B	Euro Term Loan B	Revolving Facility	Total
	$m	$m	$m	$m	$m	$m
Within one year	61.6	17.0	114.6	14.1	1.9	209.2
In one to two years	61.5	16.9	114.3	14.6	1.9	209.2
In two to three years	1,419.8	18.5	124.1	19.3	1.6	1,583.3
In three to four years	-	20.6	139.4	19.1	-	179.1
In four to five years	-	373.5	2,522.6	503.6	-	3,399.7
In more than five years	-	-	-	-	-	-
At 31 October 2019	1,542.9	446.5	3,015.0	570.7	5.4	5,580.5

	Less than 1 year	1-3 years	3-5 years	After 5 years	Total
	$m	$m	$m	$m	$m
Debt principal repayment	-	1,431.7	3,343.3	-	4,775.0
Interest payment on debt	209.2	360.6	235.7	-	805.5
At 31 October 2019	209.2	1,792.3	3,579.0	-	5,580.5

As at 31 October 2018:

	Term Loan B-2	Term Loan B-3	Seattle Spinco Term Loan B	Euro Term Loan B	Revolving Facility	Total
	$m	$m	$m	$m	$m	$m
Within one year	84.3	22.4	151.2	20.1	1.9	279.9
In one to two years	83.8	22.2	150.2	20.0	1.9	278.1
In two to three years	82.9	22.0	148.6	19.8	1.9	275.2
In three to four years	1,462.1	21.8	147.4	19.6	1.6	1,652.5
In four to five years	-	21.6	146.1	19.5	-	187.2
In more than five years	-	374.2	2,526.8	512.7	-	3,413.7
At 31 October 2018	1,713.1	484.2	3,270.3	611.7	7.3	6,086.6

Micro Focus International plc
Notes to the consolidated financial information continued

14 Borrowings continued
	Less than 1 year	1-3 years	3-5 years	After 5 years	Total
	$m	$m	$m	$m	$m
Debt principal repayment	50.3	100.7	1,528.8	3,317.1	4,996.9
Interest payment on debt	229.6	452.6	310.9	96.6	1,089.7
At 31 October 2018	279.9	553.3	1,839.7	3,413.7	6,086.6

Assets pledged as collateral
An all assets security has been granted in the US and England & Wales by certain members of the Micro Focus Group organised in such jurisdictions, including security over intellectual property rights and shareholdings of such members of the Micro Focus Group.

15 Provisions

	31 October 2019	31 October 2018
	$m	$m
Onerous leases and dilapidations	34.2	35.1
Restructuring	36.4	50.7
Legal	5.7	7.0
Other	2.1	-
Total	78.4	92.8

Current	29.3	57.4
Non-current	49.1	35.4
Total	78.4	92.8

		Onerous leases and dilapidations	Restructuring	Legal	Other	Total
	Note	$m	$m	$m	$m	$m
At 1 November 2018		35.1	50.7	7.0	-	92.8

Acquisitions – Interset Software Inc.	21	-	-	-	0.7	0.7
Additional provision in the period		19.2	49.4	5.4	2.1	76.1
Released		(7.4)	(19.8)	(6.2)	-	(33.4)
Utilisation of provision		(13.9)	(43.5)	(0.5)	(0.7)	(58.6)
Unwinding of discount		1.1	-	-	-	1.1
Effects of movements in exchange rates		0.1	(0.4)	-	-	(0.3)
At 31 October 2019		34.2	36.4	5.7	2.1	78.4

Current		9.5	12.0	5.7	2.1	29.3
Non-current		24.7	24.4	-	-	49.1
Total		34.2	36.4	5.7	2.1	78.4

Micro Focus International plc
Notes to the consolidated financial information continued

15 Provisions continued

		Onerous leases and dilapidations	Restructuring	Legal	Other	Total
	Note	$m	$m	$m	$m	$m
At 1 May 2017		16.3	12.1	3.2	0.5	32.1

Continuing operations:
Acquisitions – HPE Software business	21	11.3	21.4	36.5	-	69.2
Additional provision in the period		17.7	133.4	1.4	-	152.5
Released		(3.9)	(3.7)	(4.7)	(0.4)	(12.7)
Utilisation of provision		(5.6)	(110.0)	(29.3)	(0.1)	(145.0)
Effects of movements in exchange rates		(0.7)	(2.5)	(0.1)	-	(3.3)

Discontinued operation:
Additional provision in the period		2.8	0.2	-	-	3.0
Reclassification of current assets classified as held for sale	20	(2.8)	(0.2)	-	-	(3.0)
At 31 October 2018		35.1	50.7	7.0	-	92.8

Current		11.2	39.2	7.0	-	57.4
Non-current		23.9	11.5	-	-	35.4
Total		35.1	50.7	7.0	-	92.8

Onerous leases and dilapidations provisions
The onerous lease and dilapidations provision relates to leased Group properties and this position is expected to be fully utilised within eight years. An additional provision of $19.2m was recorded in the 12 months ended 31 October 2019, mainly across European and US sites, as the property portfolio was reassessed, including planned site vacations and a review of obligations to restore leased property at the end of the lease period.

The provision was increased by $29.0m in the 18 months ended 31 October 2018, due to the acquisition of the HPE Software business ($11.3m) and relating to legal obligations to restore leased properties at the end of the lease period and a reassessment of sites across North America, United Kingdom, Israel and Australia ($17.7m). Provisions of $3.9m were released following the renegotiation/exit of leases of two North American properties.

Restructuring provisions
Restructuring provisions relate to severance resulting from headcount reductions. The majority of provisions are expected to be fully utilised within 24 months. Restructuring costs are reported within exceptional costs (note 3).

Legal provisions
Legal provisions include the directors’ best estimate of the likely outflow of economic benefits associated with on-going legal matters. Further information on legal matters can be found in note 19, contingent liabilities.

Other provisions
Other provisions during the 12 months ended 31 October 2019 relate to interest on uncertain tax provisions of $2.1m. Releases of other provisions during the 18 months ended 31 October 2018 relate to future fees no longer considered likely to be incurred.

Micro Focus International plc
Notes to the consolidated financial information continued

16 Pension commitments

a)
Defined contribution
The Group has established a number of pension schemes around the world covering many of its employees. The principal funds are those in the US, UK and Germany. These were funded schemes of the defined contribution type.

Pension costs for defined contributions schemes are as follows:

	12 months ended 31 October 2019	18 months ended 31 October 2018
Continuing operations	$m	$m
Defined contribution schemes	32.7	43.3

b) Defined benefit
	31 October 2019	31 October 2018
	$m	$m
Within non-current assets:
Long-term pension assets	17.1	16.7
Within non-current liabilities:
Retirement benefit obligations	(141.4)	(110.4)

The acquisition and subsequent integration of the software segment of Hewlett Packard Enterprise Company (“HPE Software”) on September 1, 2017 added 27 defined benefit plans primarily in France, Germany and Switzerland.

As of 31 October 2019 there are a total of 30 defined benefit plans in 10 countries around the world (31 October 2018: 30). The highest concentration of the pension schemes are in Germany, where the Group sponsors 11 separate schemes that comprise over 85% of the total net retirement benefit obligation recorded on our consolidated statement of financial position. Our German schemes are primarily final salary pension plans, which provide benefits to members in the form of a guaranteed level of pension payable for life in the case of retirement, disability and death. The level of benefits provided depends not only on the final salary but also on member’s length of service, social security ceiling and other factors. Although most of these schemes in Germany are funded at some level, there are no funding requirements in Germany. There are no requirements for the appointment of independent trustees in Germany, and all of these schemes are administered locally with the assistance of German pension experts. Final pension entitlements, including benefits for death in service and disability amounts, are calculated by these experts. Plan assets for three of our German schemes include re-insurance contracts with guaranteed interest rates, while the majority of the schemes invest in a funds focusing on equities and debt instruments. Most of our German schemes are closed to new entrants, however, two of the schemes are open to new members.

The remainder of the Group’s defined benefit schemes are comprised of a mix of final salary plans, termination or retirement indemnity plans and other types of statutory plans that provide a one-time benefit at termination. Final pension entitlements are calculated by local administrators in the applicable country. They also complete calculations for cases of death in service and disability. Where required by local or statutory requirements, some of the schemes are governed by an independent Board of Trustees that is responsible for the investment strategies with regard to the assets of the funds, however, other schemes are administered locally with the assistance of local pension experts. Many of the Group’s plans outside of Germany are funded and the Group makes at least the minimum contributions required by local government, funding and taxing authorities. Plan assets for these schemes include a range of assets including investment funds or re-insurance contracts. Not all of these plans are closed for new membership. The Group sponsors 10 plans outside of Germany that are open to new members, most of which are termination or retirement indemnity plans or statutory plans providing a one-time benefit at termination, retirement, death or disability. As a result of the acquisition of HPE Software, the Group participates in multi-employer plans in Switzerland and Japan. These plans are accounted for as defined benefit plans and the Group’s obligations are limited to the liabilities of our employees.

Micro Focus International plc
Notes to the consolidated financial information continued

16 Pension commitments continued

Long-term pension assets
Long-term pension assets relate to the contractual arrangement under insurance policies held by the Group with guaranteed interest rates that do not meet the definition of a qualifying insurance policy as they have not been pledged to the plan or beneficiaries and are subject to the creditors of the Group. Such arrangements are recorded in the consolidated statement of financial position as long-term pension assets. These contractual arrangements are treated as financial assets measured at fair value through other comprehensive income. Movement in the fair value of long-term pension assets is included in other comprehensive income. All non-plan assets are held in Germany.

The movement on the long-term pension asset is as follows:

		31 October 2019	31 October 2018
	Note	$m	$m
As at 1 November / May		16.7	22.0
Reclassification to assets held for sale		0.1	(1.5)
Interest on non-plan assets	4	0.3	0.6
Benefits paid		(0.1)	(0.2)
Contributions		0.3	0.5

Included within other comprehensive income:
- Change in fair value assessment		0.4	(6.1)
- Actuarial gain on non-plan assets		-	0.3
		0.4	(5.8)

Effects of movements in exchange rates		(0.6)	1.1
As at 31 October		17.1	16.7

Included within other comprehensive income:
Continuing operations		0.3	(5.3)
Discontinued operation		0.1	(0.5)
		0.4	(5.8)

The non-plan assets are considered to be Level 3 asset under the fair value hierarchy as of 31 October 2019. These assets have been valued by an external insurance expert by applying a discount rate to the future cash flows and taking into account the fixed interest rate, mortality rates and term of the insurance contract. There have been no transfers between levels for the period ended 31 October 2019 (31 October 2018: none).

Retirement benefit obligations
The following amounts have been included in the consolidated statement of comprehensive income for defined benefit pension arrangements:
		12 months ended 31 October 2019	18 months ended 31 October 2018
	Note	$m	$m
Current service charge		9.0	12.6
Past service credit		-	(5.5)
Charge to operating profit		9.0	7.1

Current service charge – discontinued operations		0.1	0.3

Interest on pension scheme liabilities		4.2	5.2
Interest on pension scheme assets		(1.8)	(2.4)
Charge to finance costs	4	2.4	2.8

Total continuing charge to profit for the period		11.5	10.2

Past service credits are the result of headcount reductions under the Group’s restructuring and integration activities relating to the acquisition of the HPE Software business (note 21).

The contributions for the year ended 31 October 2020 are expected to be broadly in line with the 12 months to 31 October 2019. The Group funds the schemes so that it makes at least the minimum contributions required by local government, funding and taxing authorities.

Micro Focus International plc
Notes to the consolidated financial information continued

16 Pension commitments continued

The following amounts have been recognised as movements in the statement of other comprehensive income:

	12 months ended 31 October 2019	18 months ended 31 October 2018
	$m	$m
Actuarial return on assets excluding amounts included in interest income	5.9	0.6

Re-measurements – actuarial gains/(losses):
- Demographic	(1.6)	0.3
- Financial	(38.8)	(11.1)
- Experience	8.4	1.9
	(32.0)	(8.9)

Reclassification from defined contribution scheme to defined benefit scheme	-	(2.1)

Movement in the period	(26.1)	(10.4)

Continuing operations	(26.2)	(8.9)
Discontinued operation	0.1	(1.5)
	(26.1)	(10.4)

The weighted average key assumptions used for the valuation of the schemes were:

	31 October 2019			31 October 2018
	Germany	Rest of World	Total	Germany	Rest of World	Total
Rate of increase in final pensionable salary	2.50%	3.09%	2.65%	2.50%	2.75%	2.61%
Rate of increase in pension payments	1.75%	1.50%	1.75%	2.00%	1.50%	1.99%
Discount rate	1.09%	1.71%	1.20%	1.83%	2.14%	1.92%
Inflation	1.75%	1.16%	1.69%	2.00%	1.26%	1.89%

During the 12 months ended 31 October 2019, the model used to derive our discount rates was updated to better reflect yields on corporate bonds over the life of our schemes. The key difference in the revised model lies in the extrapolation of yields in the outlying years of the curve and uses AA government bond rates to determine these yields. This change resulted in a decrease in our defined benefit obligation of approximately $14.0m. The old and revised models are both considered standard models devised by our external consolidating actuary.

The mortality assumptions for the German schemes are set based on the ‘Richttafeln 2018 G’ by Prof. Dr. Klaus Heubeck. The mortality assumptions for the remaining schemes are set based on actuarial advice in accordance with published statistics and experience in each territory.

These assumptions translate into a weighted average life expectancy in years for a pensioner retiring at age 65:

	31 October 2019			31 October 2018
	Germany	Rest of World	Total	Germany	Rest of World	Total
Retiring at age 65 at the end of the reporting period:
Male	20	20	20	20	20	20
Female	23	23	23	23	23	23

Retiring 15 years after the end of the reporting period:
Male	22	23	22	22	22	22
Female	25	26	25	25	25	25

The net liability included in the consolidated statement of financial position arising from obligations in respect of defined benefit schemes is as follows:

	31 October 2019			31 October 2018
	Germany	Rest of World	Total	Germany	Rest of World	Total
Present value of defined benefit obligations	213.5	48.0	261.5	173.8	47.4	221.2
Fair values of plan assets	(92.0)	(28.1)	(120.1)	(82.1)	(28.7)	(110.8)
	121.5	19.9	141.4	91.7	18.7	110.4

Micro Focus International plc
Notes to the consolidated financial information continued

16 Pension commitments continued

The defined benefit obligation has moved as follows:

	31 October 2019
	Germany			Rest of World			Total
Defined benefit obligations	Defined benefit obligations	Scheme assets	Retirement benefit obligations	Defined benefit obligations	Scheme assets	Retirement benefit obligations	Defined benefit obligations	Scheme assets	Retirement benefit obligations
	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 November 2018	173.8	(82.1)	91.7	47.4	(28.7)	18.7	221.2	(110.8)	110.4
Reclassification to assets held for sale	0.3	-	0.3	0.2	(0.2)	-	0.5	(0.2)	0.3
Current service cost	6.0	-	6.0	3.1	-	3.1	9.1	-	9.1
Past service credit	-	-	-	-	-	-	-	-	-
Benefits paid	(0.4)	0.3	(0.1)	(4.2)	4.1	(0.1)	(4.6)	4.4	(0.2)
Contributions by plan participants	1.5	(1.5)	-	0.3	(0.3)	-	1.8	(1.8)	-
Contribution by employer	-	(0.3)	(0.3)	-	(4.2)	(4.2)	-	(4.5)	(4.5)
Interest cost/(income) (note 4)	3.1	(1.5)	1.6	1.1	(0.3)	0.8	4.2	(1.8)	2.4

Included within other comprehensive income:
Re-measurements - actuarial (gains) and losses:
- Demographic	1.6	-	1.6	-	-	-	1.6	-	1.6
- Financial	34.0	-	34.0	4.8	-	4.8	38.8	-	38.8
- Experience	(3.2)	-	(3.2)	(5.2)	-	(5.2)	(8.4)	-	(8.4)

Actuarial return on assets excluding amounts included in interest income	-	(8.0)	(8.0)	-	2.1	2.1	-	(5.9)	(5.9)
	32.4	(8.0)	24.4	(0.4)	2.1	1.7	32.0	(5.9)	26.1
Effects of movements in exchange rates	(3.2)	1.1	(2.1)	0.5	(0.6)	(0.1)	(2.7)	0.5	(2.2)

At 31 October 2019	213.5	(92.0)	121.5	48.0	(28.1)	19.9	261.5	(120.1)	141.4

Micro Focus International plc
Notes to the consolidated financial information continued

16 Pension commitments continued

	31 October 2018
	Germany			Rest of World			Total
Defined benefit obligations	Defined benefit obligations	Scheme assets	Retirement benefit obligations	Defined benefit obligations	Scheme assets	Retirement benefit obligations	Defined benefit obligations	Scheme assets	Retirement benefit obligations
	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 May 2017	36.5	(5.7)	30.8	-	-	-	36.5	(5.7)	30.8
HPE Software business acquisition	121.1	(77.0)	44.1	60.4	(33.0)	27.4	181.5	(110.0)	71.5
Reclassification to assets held for sale	(4.8)	0.7	(4.1)	(4.3)	2.9	(1.4)	(9.1)	3.6	(5.5)
Current service cost	7.7	-	7.7	5.2	-	5.2	12.9	-	12.9
Past service credit	(0.8)	-	(0.8)	(4.7)	-	(4.7)	(5.5)	-	(5.5)
Benefits paid	(0.3)	0.1	(0.2)	(9.3)	9.3	-	(9.6)	9.4	(0.2)
Contributions by plan participants	1.5	(1.5)	-	1.0	(0.8)	0.2	2.5	(2.3)	0.2
Contribution by employer	-	(0.1)	(0.1)	-	(3.9)	(3.9)	-	(4.0)	(4.0)
Interest cost/(income) (note 4)	4.0	(2.0)	2.0	1.2	(0.4)	0.8	5.2	(2.4)	2.8

Included within other comprehensive income:
Re-measurements - actuarial (gains) and losses:
– Demographic	(0.1)	-	(0.1)	(0.2)	-	(0.2)	(0.3)	-	(0.3)
– Financial	13.8	-	13.8	(2.7)	-	(2.7)	11.1	-	11.1
– Experience	0.5	-	0.5	(2.4)	-	(2.4)	(1.9)	-	(1.9)

Actuarial return on assets excluding amounts included in interest income	-	(0.2)	(0.2)	-	(0.4)	(0.4)	-	(0.6)	(0.6)
Reclassification from defined contribution scheme to defined benefit scheme	-	-	-	5.5	(3.4)	2.1	5.5	(3.4)	2.1
	14.2	(0.2)	14.0	0.2	(3.8)	(3.6)	14.4	(4.0)	10.4
Effects of movements in exchange rates	(5.3)	3.6	(1.7)	(2.3)	1.0	(1.3)	(7.6)	4.6	(3.0)

At 31 October 2018	173.8	(82.1)	91.7	47.4	(28.7)	18.7	221.2	(110.8)	110.4

Micro Focus International plc
Notes to the consolidated financial information continued

16 Pension commitments continued

None of the plan assets are represented by financial instruments of the Group. None of the plan assets are occupied or used by the Group. The major categories of the plan assets are as follows:

	31 October 2019
	Germany			Rest of World			Total
	Quoted	Unquoted	Total	Quoted	Unquoted	Total	Quoted	Unquoted	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Funds that invest in:
- Equity instruments	39.8	-	39.8	-	5.5	5.5	39.8	5.5	45.3
- Debt instruments	46.6	-	46.6	3.0	6.0	9.0	49.6	6.0	55.6
- Real estate	-	-	-	-	3.1	3.1	-	3.1	3.1
Cash and cash equivalents	-	-	-	-	1.7	1.7	-	1.7	1.7
Re-insurance contracts with guaranteed interest rates *	-	5.6	5.6	-	-	-	-	5.6	5.6
Other	-	-	-	-	8.8	8.8	-	8.8	8.8
Total	86.4	5.6	92.0	3.0	25.1	28.1	89.4	30.7	120.1

	31 October 2018
	Germany			Rest of World			Total
	Quoted	Unquoted	Total	Quoted	Unquoted	Total	Quoted	Unquoted	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Funds that invest in:
- Equity instruments	42.3	-	42.3	7.6	1.6	9.2	49.9	1.6	51.5
- Debt instruments	34.3	-	34.3	3.1	5.1	8.2	37.4	5.1	42.5
- Real estate	-	-	-	2.0	0.1	2.1	2.0	0.1	2.1
Cash and cash equivalents	-	-	-	-	2.3	2.3	-	2.3	2.3
Re-insurance contracts with guaranteed interest rates *	-	5.5	5.5	-	-	-	-	5.5	5.5
Other	-	-	-	-	6.9	6.9	-	6.9	6.9
Total	76.6	5.5	82.1	12.7	16.0	28.7	89.3	21.5	110.8

* The majority of the re-insurance contracts have guaranteed interest rates of 4.0%, with the remaining at 3.25% or 2.75%.

Risk Management
Through its defined benefit schemes the Group is exposed to a number of risks, the most significant of which are detailed below:

– Changes in bond yields – A decrease in corporate bond yields will increase the Group’s IAS 19 plan liabilities, although this will be partially offset by increases in the value of scheme assets.

– Inflation – Some of the Group pension obligations are linked to inflation, and higher inflation will lead to higher liabilities.

– Life expectancy – The majority of the plan obligations are to provide benefits over the life of the member, so increases in life expectancy will result in an increase in the plan liabilities as benefits would be paid over a longer period.

– Asset returns – Returns on plan assets are subject to volatility and may not move in line with plan liabilities. The Group ensures that the investment positions are managed within an asset liability matching (“ALM”) to achieve long-term investments that are in line with the obligations under the pension schemes. Within this framework the Group’s objective is to match assets to the pension obligations by investing in assets that match the benefit payments as they fall due and in the appropriate currency.

Micro Focus International plc
Notes to the consolidated financial information continued

16 Pension commitments continued

Sensitivities

The table below provides information on the sensitivity of the defined benefit obligation to changes to the most significant actuarial assumptions. The table shows the impact of changes to each assumption in isolation, although, in practice, changes to assumptions may occur at the same time and can either offset or compound the overall impact on the defined benefit obligation.

These sensitivities have been calculated using the same methodology as used for the main calculations. The weighted average duration of the defined benefit obligation is 25 years for Germany and 14 years for all other schemes.

	Germany		Rest of World
	Change in assumption	Change in defined benefit obligation	Change in assumption	Change in defined benefit obligation
Discount rate for scheme liabilities	0.50%	(11.5%)	0.50%	(6.7%)
Price inflation	0.25%	3.8%	0.25%	0.9%
Salary growth rate	0.50%	1.0%	0.50%	3.6%
Life expectancy	1 year	3.7%	1 year	1.3%

17 Share capital

Ordinary shares at 10 pence each as at 31 October 2019 (31 October 2018: 10 pence each)

		31 October 2019		31 October 2018
	Note	Shares	$m	Shares	$m
Issued and fully paid
At 1 November / 1 May		436,800,513	65.8	229,674,479	39.7
Shares issued to satisfy option awards		6,109,091	0.1	1,894,673	0.2
Shares utilised to satisfy option awards		(4,804,817)	-	-	-
Share reorganisation		(74,521,459)	(18.7)	(16,935,536)	(2.9)
Shares issued relating to acquisition of the HPE Software business	21	-	-	222,166,897	28.8
At 31 October		363,583,328	47.2	436,800,513	65.8

“B” shares at 335.859391 pence each (31 October 2018: 168 pence each)

	31 October 2019		31 October 2018
	Shares	$m	Shares	$m
Issued and fully paid
At 1 November / 1 May	-	-	-	-
Issue of B shares	413,784,754	1,800.0	229,799,802	500.0
Redemption of B shares	(413,784,754)	(1,800.0)	(229,799,802)	(500.0)
At 31 October	-	-	-	-

Deferred D Shares at 10 pence each

	31 October 2019		31 October 2018
	Shares	$m	Shares	$m
Issued and fully paid
At 1 November / 1 May	-	-	-	-
Issue of Deferred shares	74,521,459	-	-	-
Redemption of Deferred shares	(74,521,459)	-	-	-
At 31 October	-	-	-	-

Share issuances during the 12 months to 31 October 2019
In the 12 months to 31 October 2019, 6,109,091 ordinary shares of 10 pence each (18 months to 31 October 2018: 1,894,673 ordinary shares of 10 pence) were issued and 4,804,817 treasury shares were utilised by the Company to settle exercised share options. The gross consideration received in the 12 months to 31 October 2019 was $3.1m (18 months to 31 October 2018: $5.8m). 222,166,897 ordinary shares of 10 pence each were issued by the Company as consideration for the acquisition of the HPE Software business in the 18 months ended 31 October 2018 (note 21).

At 31 October 2019, 30,200,905 treasury shares were held (31 October 2018: 9,858,205) such that the number of ordinary shares with voting rights was 333,382,423 (31 October 2018: 426,942,308) and the number of listed shares at 31 October 2019 was 363,583,328 (31 October 2018: 436,800,513).

Potential issues of shares
Certain employees hold options to subscribe for shares in the Company at prices ranging from nil pence to 1,963.00 pence under the following share option schemes approved by shareholders in 2005 and 2006: The Long-Term Incentive Plan 2005, the Additional Share Grants, the Sharesave Plan 2006 and the Employee Stock Purchase Plan 2006.

The number of shares subject to options at 31 October 2019 was 14,533,973 (31 October 2018: 18,156,060).

Micro Focus International plc
Notes to the consolidated financial information continued

17 Share capital continued

Share buy-back
On 29 August 2018, the Company announced the start of a share buy-back programme for an initial tranche of up to $200m, which was extended on 5 November 2018 to a total value of $400m (including the initial tranche). On 14 February 2019, the buy-back programme was extended into a third tranche of up to $110m up until the day before the AGM which took place on 29 March 2019 when the current buy-back authority approved by shareholders at the 2017 AGM to make market purchases of up to 65,211,171 ordinary shares expired.

On 17 July 2019, the Company announced a new share buy-back programme with an initial tranche of up to $200m. The Programme was effected in accordance with the terms of the authority granted by shareholders at the 2019 AGM and the Listing Rules. On 3 October 2019, the Company completed the $200m share buy-back programme. The total amount bought back under share buy-back programmes was $710.0m, excluding expenses.

In addition to purchasing ordinary shares on the London Stock Exchange Citi acquired American Depository Receipts representing ordinary shares ("ADRs") listed on the New York Stock Exchange which it cancelled for the underlying shares and then sold such shares to the Company.

Shares bought back under these programmes are held as treasury shares. Treasury share movements and share buy-back costs are shown below:

	12 months ended 31 October 2019	18 months ended 31 October 2018	Total
Treasury shares	Number	Number	Number
Share buy-backs	29,160,054	9,858,205	39,018,259
Shares issued to satisfy option awards	(4,804,817)	-	(4,804,817)
Share reorganisation	(4,012,537)	-	(4,012,537)
	20,342,700	9,858,205	30,200,905

Share buy-backs numbers:
Ordinary shares bought on the London Stock Exchange	25,766,919	8,567,659	34,334,578
ADRs purchased on the New York Stock Exchange	3,393,135	1,290,546	4,683,681
	29,160,054	9,858,205	39,018,259

Share buy-back cost:	$m	$m	$m
Share buy-back cost	538.8	171.2	710.0
Expenses	5.9	0.5	6.4
	544.7	171.7	716.4

The weighted average price of shares bought back in the 12 months ended 31 October 2019 was £14.61 per share (18 months ended 31 October 2018 was £13.82 per share).

Return of Value
On 29 April 2019, a Return of Value was made to shareholders amounting to $1,800.0m (£1,389.7m) in cash (335.89 pence per existing Ordinary Share and American Depositary Shares (“ADS”) held at the Record Time of 6.00 pm on 29 April 2019). The Return of Value was approved by shareholders on 29 April 2019. The Return of Value was effected through an issue and redemption of B shares and resulted in a $1,800.0m increase in capital redemption reserve and a $1,800.0m reduction in the merger reserve. 413,784,754 “B” shares were issued at 335.859391 pence each, resulting in a total $1,800.0m being credited to the “B” share liability account. Subsequently and on the same date, 413,784,754 “B” shares were redeemed at 335.859391pence each and an amount of $1,800.0m was debited from the “B share liability account. The Group entered into a forward exchange contract to protect the Company from any foreign exchange movement and the resulting payment to shareholders of $1,800.0m incurred net transaction costs of $1.0m. The Return of Value was accompanied by a 0.8296 share consolidation and the share consolidation resulted in the issue of D deferred shares which were subsequently bought back for 1 pence, resulting in a transfer of $18.7m to the capital redemption reserve. The settlement date was 13 May 2019 for the Ordinary Shares.

On 31 August 2017 a Return of Value was made to shareholders amounting to $500.0m. The Return of Value was effected through an issue and redemption of B shares and resulted in a $500.0m increase in the capital redemption reserve, a $343.3m reduction in the merger reserve and a $156.7m reduction in share premium. 229,799,802 “B” shares were issued at 168 pence each, resulting in a total $500.0m being credited to the “B” share liability account. Subsequently and on the same date, 229,799,802 “B” shares were redeemed at 168 pence each and an amount of $500.0m was debited from the “B share liability account. The Return of Value was accompanied by a 0.9263 share consolidation and the share consolidation resulted in the issue of D deferred shares which were subsequently bought back for 1 penny, resulting in a transfer of $2.9m (note 18) to the capital redemption reserve.

Micro Focus International plc
Notes to the consolidated financial information continued

18 Other reserves

		Capital redemption reserve	Merger reserve	Hedging reserve	Total
	Note	$m	$m	$m	$m

As at 1 May 2017		163.4	338.1	-	501.5
Return of Value - share consolidation	17	2.9	-	-	2.9
Return of Value - issue and redemption of B shares	17	500.0	(343.3)	-	156.7
Hedge accounting1		-	-	86.4	86.4
Current tax movement on hedging1		-	-	(16.4)	(16.4)
Acquisition of the HPE Software business2	21	-	6,485.4	-	6,485.4
Reallocation of merger reserve 3		-	(2,755.8)	-	(2,755.8)
As at 31 October 2018		666.3	3,724.4	70.0	4,460.7

As at 1 November 2018		666.3	3,724.4	70.0	4,460.7
Return of Value - share consolidation	17	18.7	-	-	18.7
Return of Value - issue and redemption of B shares	17	1,800.0	(1,800.0)	-	-
Hedge accounting1		-	-	(122.9)	(122.9)
Current tax movement on hedging1		-	-	23.3	23.3
Reallocation of merger reserve 3			(184.6)	-	(184.6)
As at 31 October 2019		2,485.0	1,739.8	(29.6)	4,195.2

1 Hedging reserve
A debit of $99.6m was recognised in the hedging reserve in relation to hedging transactions entered into in the 12 months ended 31 October 2019 (18 months ended 31 October 2018: $70.0m credit).

2 Acquisition of HPE Software
On 1 September 2017, the acquisition of the HPE Software business was completed (note 21). As a result of this a merger reserve was created of $6,485.4m. The acquisition was structured by way of equity consideration; this transaction fell within the provisions of section 612 of the Companies Act 2006 (merger relief) such that no share premium was recorded in respect of the shares issued. The parent company chose to record its investment in the HPE Software business at fair value and therefore recorded a merger reserve equal to the value of the share premium which would have been recorded had section 612 of the Companies Act 2006 not been applicable (i.e. equal to the difference between the fair value of the HPE Software business and the aggregate nominal value of the shares issued).

3 Reallocation of merger reserve
In the 12 months ended 31 October 2019, an amount of $184.6m was transferred from the merger reserve to retained earnings. The merger reserve is an unrealised profit until it can be realised by the settlement of the intercompany loan by qualifying consideration. In the 18 months ended 31 October 2018, it was disclosed that $2,755.8m of the merger reserve would be settled in the period. However, as at 31 October 2019, only $2,540.4m of the balance was settled as the balance of $215.4m was not required for any Returns of Value to shareholders. However, the remaining $215.4m and an additional $184.6m is expected to be settled in qualifying consideration during the year ended 31 October 2020 (18 months ended 31 October 2018: $2,540.4m) and as such an equivalent proportion of the merger reserve is considered realised, in accordance with section 3.11(d) of Tech 02/17 and therefore has been transferred to retained earnings.

Micro Focus International plc
Notes to the consolidated financial information continued

19 Contingent liabilities
The Company and several of its subsidiaries are, from time to time, parties to legal proceedings and claims, which arise in the ordinary course of business. The directors do not anticipate that the outcome of these proceedings, actions and claims, either individually or in aggregate, will have a material adverse effect upon the Group’s financial position.

Shareholder litigation
Micro Focus International plc and certain current and former directors and officers are involved in two class action lawsuits in which plaintiffs are seeking damages for alleged violations of the Securities Act of 1933 and the Exchange Act of 1934.  Plaintiffs allege false and misleading statements or omissions in offering documents issued in connection with the Hewlett Packard Enterprise software business merger and issuance of Micro Focus American Depository Shares (“ADS”) as merger consideration, and other purportedly false and misleading statements. No liability has been recognised in either case as these are still very early in proceedings and it is too early to estimate whether there will be any financial impact.

Patent litigation
Several indirect subsidiaries of Micro Focus International plc are involved in a patent infringement lawsuit in which plaintiffs allege that certain Micro Focus ADM software products infringe three patents in the field of mobile application development and testing. Plaintiffs are seeking monetary damages in an amount that has yet to be specified. No liability has been recognised in these cases as they are still at an early stage in proceedings, and it is too soon to estimate whether there will be any financial impact.

20 Discontinued operation, assets classified as held for sale and disposals

Net Assets classified as held for sale
There are no disposal groups classified as held for sale in the current period. At 31 October 2018, the assets and liabilities relating to the SUSE and Atalla businesses were presented as held for sale.

	31 October 2019			31 October 2018
Reported in:	Current Assets	Current liabilities	Total	Current assets	Current liabilities	Total
	$m	$m	$m	$m	$m	$m
SUSE	-	-	-	1,114.5	(427.4)	687.1
Atalla	-	-	-	28.0	(10.3)	17.7
	-	-	-	1,142.5	(437.7)	704.8

The net asset assets held for sale relating to the disposals of SUSE and Atalla are detailed in the tables below. These include non-current assets and non-current liabilities that are shown as current assets and liabilities in the Consolidated statement of financial position.

A.
SUSE Business
On 2 July 2018, the Group announced the proposed sale of the SUSE business segment to Blitz 18-679 GmbH (subsequently renamed to Marcel Bidco GmbH), a newly incorporated directly wholly owned subsidiary of EQTVIII SCSp, which is advised by EQT Partners. The total cash consideration of $2.5bn was on a cash and debt free basis and subject to normalisation of working capital.

On 21 August 2018, Shareholders voted to approve the proposed transaction whereby the Company agreed to sell its SUSE business segment to Marcel Bidco GmbH, for a total cash consideration of approximately $2.5bn, subject to customary closing adjustments. Following this vote, all applicable antitrust, competition, merger control and governmental clearances was obtained. The sale was completed on 15 March 2019 and the SUSE business segment has been treated as discontinued in these Preliminary results.

Discontinued operation – Financial performance
	12 months ended 31 October 2019			18 months ended 31 October 2018
	Before Exceptional Items	Exceptional Items	Total	Total
	$m	$m	$m	$m
Revenue	127.0	-	127.0	538.2
Operating costs	(89.3)	-	(89.3)	(425.3)
Operating profit	37.7	-	37.7	112.9
Share of results of associate	(0.3)	-	(0.3)	(1.8)
Profit on disposal of the SUSE business	-	1,767.9	1,767.9	-
Profit before taxation	37.4	1,767.9	1,805.3	111.1
Taxation	(8.7)	(309.4)	(318.1)	(34.2)
Profit for the period from discontinued operation	28.7	1,458.5	1,487.2	76.9

Micro Focus International plc
Notes to the consolidated financial information continued

20 Discontinued operation, assets classified as held for sale and disposals continued

A.
SUSE Business continued

Discontinued operation – Cash flow
The cash flow statement shows amounts related to the discontinued operations:
	12 months ended 31 October 2019	18 months ended 31 October 2018
	$m	$m
Net cash inflows from operating activities	18.6	136.1
Net cash outflows from investing activities	-	(2.5)
Net cash flows from financing activities	-	-

The assets and liabilities relating to SUSE were presented as held for sale following the shareholder approval on 21 August 2018. Costs to sell have been included in trade and other payables.
		31 October 2019	31 October 2018
	Note	$m	$m
Non-current assets
Goodwill	9	-	859.6
Other Intangible assets	10	-	165.6
Property, plant and equipment		-	5.7
Investment in associates		-	9.6
Deferred tax assets		-	1.6
Long-term pension assets	16	-	1.5
Other non-current assets		-	2.2
		-	1,045.8
Current assets
Trade and other receivables		-	65.8
Cash and cash equivalents		-	2.9
		-	68.7
Total assets held for sale		-	1,114.5
Current liabilities
Trade and other payables		-	(38.0)
Provisions	15	-	(0.7)
Current tax liabilities		-	(1.2)
Deferred income		-	(218.3)
		-	(258.2)
Non-current liabilities
Deferred income		-	(160.8)
Retirement benefit obligations	16	-	(5.5)
Long-term provisions	15	-	(2.3)
Other non-current liabilities		-	(0.6)
		-	(169.2)
Total liabilities held for sale		-	(427.4)
Net assets classified as held for sale		-	687.1

Disposal of the SUSE business

On 15 March 2019, the Group disposed of the SUSE business for $2,540.3m. Details of net assets disposed of and the profit on disposal are as follows:

Carrying value pre-disposal
$m
Non-current assets classified as held for sale	989.8
Current assets classified as held for sale	127.3
Current liabilities classified as held for sale	(288.5)
Non-current liabilities classified as held for sale	(177.3)
Net assets disposed	651.3

Micro Focus International plc
Notes to the consolidated financial information continued

20 Discontinued operation, assets classified as held for sale and disposals continued

A.
SUSE Business continued

The profit on disposal is calculated as follows:

$m
Disposal proceeds	2,540.3
Costs to sell recognised in the period	(45.3)
Disposal proceeds, less costs to sell recognised in the period	2,495.0
Net assets disposed	(651.3)
Profit on disposal	1,843.7
Cumulative exchange gain in respect of the net assets of the subsidiaries, reclassified from equity on disposal	(75.8)
Profit on disposal	1,767.9

The profit on disposal is reflected in the profit for the period from discontinued operations in the Consolidated statement of comprehensive income. All cash flows occurred in the current period.

The inflow of cash and cash equivalents on the disposal of the SUSE business is calculated as follows:

$m
Disposal proceeds, less total costs to sell	2,495.0
Cash disposed	(21.5)
Investing cash flows generated from discontinued operations, net of cash disposed	2,473.5

B.
Atalla

On 18 May 2018 the Company entered into an agreement with Utimaco Inc. (“Utimaco”), under which Utimaco would acquire Atalla for $20m in cash. The deal was subject to regulatory approval by the Committee on Foreign Investment in the United States (“CFUIS”). CFIUS placed the deal into investigation in September and final approval was received 10 October 2018. The deal closed on 5 November 2018 and Utimaco acquired the Atalla HSM product line, the Enterprise Security Manger (“ESKM”) product line, and related supporting assets, including applicable patents and other IP.

The assets and liabilities relating to the Atalla business included in the Financial information at 31 October 2018 amount to $17.7m.

		31 October 2019	31 October 2018
		$m	$m
Goodwill	9	-	27.9
Property, plant and equipment		-	0.1
Non-current assets		-	28.0

Deferred income		-	(10.3)
Current Liabilities		-	(10.3)

Net assets classified as held for sale		-	17.7

On 5 November 2018, the Group disposed of the Atalla business for a net cash consideration of $20.0m. Details of net assets disposed of and the profit on disposal are as follows:
Carrying value pre-disposal
$m
Goodwill	28.0
Property, plant and equipment	0.3
Non-current assets	28.3
Deferred income	(12.0)
Current liabilities	(12.0)
Net assets disposed	16.3

The profit on disposal which has been recorded as exceptional (note 3) is calculated as follows:

$m
Disposal proceeds	20.0
Net assets disposed	(16.3)
Profit on disposal	3.7

Micro Focus International plc
Notes to the consolidated financial information continued

21 Acquisitions

Summary of acquisitions

				Consideration
	Carrying value at acquisition	Fair value adjustments	Goodwill	Shares	Cash	Total
	$m	$m	$m	$m	$m	$m

Acquisitions in the 12 months ended 31 October 2019:
Interset software Inc.	0.9	61.3	26.8	-	89.0	89.0
	0.9	61.3	26.8	-	89.0	89.0

Acquisitions in the 18 months ended 31 October 2018:
HPE Software business	(2,487.8)	4,143.7	4,858.3	6,514.2	-	6,514.2
COBOL-IT	(3.0)	14.0	5.6	-	16.7	16.7
	(2,490.8)	4,157.7	4,863.9	6,514.2	16.7	6,530.9

	(2,489.8)	4,219.0	4,890.7	6,514.2	105.7	6,619.9

Acquisitions in the 12 months ended 31 October 2019:

1
Acquisition of Interset Software Inc.
On 15 February 2019, the Group completed the acquisition of Interset Software Inc. (“Interset”), a worldwide leader in security analytics software that provides highly intelligent and accurate cyber-threat protection. The addition of this predictive analytics technology adds depth to Micro Focus’ Security, Risk & Governance portfolio, and aligns with the Company’s strategy to help customers quickly and accurately validate and assess risk as they digitally transform their businesses.

Consideration of $89.0m consists of completion payment of $85.0m, working capital adjustments and net cash adjustments. The Group has not presented the full IFRS 3 “Business Combinations” disclosures as this acquisition is not material to the Group, given that it was an acquisition of a business with a carrying value of $5.5m of assets and $4.6m of liabilities.

A provisional fair value review was carried out on the assets and liabilities of the acquired business, resulting in the identification of intangible assets. Adjustments to the provisional fair values have been recorded in the period which has reduced the amount of Goodwill recognised by $7.4m. At the time these consolidated financial information were authorised for issue, the Group had not yet fully completed its assessment of the Interset Software Inc. acquisition.

The fair value review will be finalised in the 12-month period following completion.

		Carrying value at acquisition	Fair value adjustments	Fair value
	Note	$m	$m	$m
Intangible assets – purchased 1	10	-	61.2	61.2
Property, plant and equipment		0.3	-	0.3
Other non-current assets		0.2	-	0.2
Trade and other receivables		3.8	-	3.8
Cash and cash equivalent		1.2	-	1.2
Trade and other payables		(1.5)	-	(1.5)
Finance leases obligations – short term		(0.1)	-	(0.1)
Provisions – short-term	15	(0.7)	-	(0.7)
Deferred income – short-term 2		(2.1)	0.1	(2.0)
Deferred income – long-term 2		(0.2)	-	(0.2)
Net assets		0.9	61.3	62.2
Goodwill (note 9)				26.8
Consideration				89.0

Consideration satisfied by:
Cash				89.0

Micro Focus International plc
Notes to the consolidated financial information continued

21 Acquisitions

Acquisitions in the 12 months ended 31 October 2019 continued:

1
Acquisition of Interset Software Inc. continued

The fair value adjustments relate to:
1
Purchased intangible assets of $61.2m ($44.5m Technology, $4.2m Trade names, $12.5m Customer Relationships) have been valued based on a market participant point of view and the fair value has been based on various characteristics of the product lines and intangible assets of Interset.
2
Deferred income has been valued taking account of the remaining performance obligations.

The value of the goodwill represents the value of the assembled workforce at the time of the acquisition with specific knowledge and technical skills. It also represents the prospective future economic benefits that are expected to accrue from enhancing the portfolio of products available to the Company’s existing customer base with those of the acquired business.

Acquisitions in the year ended 31 October 2018:

1
Acquisition of the HPE Software business
On 1 September 2017, the Company completed the acquisition of HPE's software business ("HPE Software") by way of merger with a wholly owned subsidiary of HPE incorporated to hold the business of HPE Software in accordance with the terms of the previously announced Merger agreement ("Completion"). Accordingly, on Admission, American Depositary Shares representing 222,166,897 Consideration Shares were issued to HPE Shareholders, representing 50.1% of the fully diluted share capital of the Company. The fair value of the ordinary shares issued was based on the listed share price of the Company as of 31 August 2017 of $6.5 billion. The costs of acquiring the HPE Software business of $70.1m are included in exceptional items (note 3) and include costs relating to due diligence work, legal work on the acquisition agreement and professional advisors on the transaction.

There was judgement used in identifying who the accounting acquirer was in the acquisition of the HPE Software business, as the resulting shareholdings were not definitive to identify the entity, which obtains control in the transaction. The Group considered the other factors laid down in IFRS, such as the composition of the governing body of the combined entity, composition of senior management of the combined entity, the entity that issued equity interest, terms of exchange of equity interests, the entity which initiated the combination, relative size of each entity, the existence of a large minority voting interest in the combined entity and other factors (e.g. location of headquarters of the combined entity and entity name). The conclusion of this assessment is that the Company is the accounting acquirer of the HPE Software business, and the acquisition accounting, as set out below, has been performed on this basis.

Details of the net assets acquired and goodwill are as follows:

		Carrying value at acquisition	Fair value adjustments	Fair value
	Note	$m	$m	$m
Intangible assets1	10	72.8	6,467.0	6,539.8
Property, plant and equipment		160.1	-	160.1
Other non-current assets		41.9	-	41.9
Inventories		0.2	-	0.2
Trade and other receivables		721.2	-	721.2
Current tax recoverable		0.5	-	0.5
Cash and cash equivalents		320.7	-	320.7
Trade and other payables		(686.8)	1.6	(685.2)
Current tax liabilities		(9.9)	-	(9.9)
Borrowings		(2,547.6)	-	(2,547.6)
Short-term provisions	15	(30.2)	-	(30.2)
Short-term deferred income 2		(701.2)	58.0	(643.2)
Long-term deferred income 2		(116.9)	8.7	(108.2)
Long-term provisions	15	(39.0)	-	(39.0)
Retirement benefit obligations	16	(71.5)	-	(71.5)
Other non-current liabilities		(52.3)	12.1	(40.2)
Deferred tax assets/(liabilities) 3		450.2	(2,403.7)	(1,953.5)
Net (liabilities)/assets		(2,487.8)	4,143.7	1,655.9
Goodwill	9	-		4,858.3
Consideration				6,514.2

Consideration satisfied by:
Shares				6,514.2

The Group has used acquisition accounting for the purchase and the goodwill arising on consolidation of $4,858.3m has been capitalised. The Group made a repayment of working capital in respect of the HPE Software business acquisition of $225.8m in the period.

Trade and other receivables are net of a provision for impairment of trade receivables of $21.5m.

A fair value review has been carried out on the assets and liabilities of the acquired business, resulting in the identification of intangible assets.

Micro Focus International plc
Notes to the consolidated financial information continued

21 Acquisitions

Acquisitions in the year ended 31 October 2018 continued:

1
Acquisition of the HPE Software business continued

The fair value adjustments include:
1
Purchased intangible assets have been valued based on a market participant point of view and the fair value has been based on various characteristics of the product lines and intangible assets of the HPE Software business;
2 Deferred income has been valued taking account of the remaining performance obligations; and
3
A deferred tax liability has been established relating to the purchase of intangibles.

The purchased intangible assets acquired as part of the acquisition can be analysed as follows (note 10):

Fair value
$m
Technology	1,809.0
Customer relationships	4,480.0
Trade names	163.0
Leases	15.0
6,467.0

The value of the goodwill represents the value of the assembled workforce at the time of the acquisition with specific knowledge and technical skills. It also represents the prospective future economic benefits that are expected to accrue from enhancing the portfolio of products available to the Company’s existing customer base with those of the acquired business.

As a consequence of the HPE Software business transaction, the Group is subject to potentially significant restrictions relating to tax issues that could limit the Group’s ability to undertake certain corporate actions (such as the issuance of Micro Focus shares or Micro Focus ADSs or the undertaking of a merger or consolidation) that otherwise could be advantageous to the Group. The Group is obliged to indemnify HPE for tax liabilities relating to the separation of the HPE Software business from HPE if such liabilities are triggered by actions taken by the Group. The Group has robust procedures in place, including on-going consultation with its tax advisors, to ensure no such triggering actions are taken.

2
Acquisition of COBOL-IT, SAS

On 1 December 2017, the Group completed on the acquisition of COBOL-IT SAS (“COBOL-IT”). COBOL-IT is in the business of designing, editing and commercialisation of software, IT devices and related services.

Consideration of $16.7m consists of completion payment of Euro 11.3m, retention amounts of Euro 2.7m payable at a later date, working capital adjustments and net cash adjustments. The Group did not present the full IFRS 3 “Business Combinations” disclosures as this acquisition was not material to the Group.

A fair value review was carried out on the assets and liabilities of the acquired business, resulting in the identification of intangible assets. The fair value review was finalised in the 12 month period following completion, which ended on 30 November 2018. Goodwill of $5.6m (note 9), deferred tax liabilities of $3.9m, purchased intangibles of $14.0m (note 10) (Purchased Technology $1.5m, Customer relationships $12.3m and Trade names $0.2m) and cash of $1.0m were recorded as a result of the COBOL-IT acquisition and no adjustments were identified.

3
Acquisition of Covertix

On 15 May 2018, the Group entered into an Asset Purchase Agreement (“the agreement”) to acquire certain assets of Covertix, an Israeli company that had entered voluntary liquidation in April 2018. Covertix used their patented solutions to develop and sell security products that offered control and protection of confidential files when shared with both internal and external parties. Prior to entering liquidation Covertix had offices in Israel and the US, with partners in the Netherlands and Singapore.

Under the agreement, the Group paid $2.5m in cash to acquire certain equipment, patents, licence rights under certain agreements, and seven employees all involved in R&D activities. The purchase completed on 26 July 2018.

Under IFRS 3, the Covertix Ltd. acquisition was considered to be a business combination, however due to the immaterial amount of the transaction, the assets acquired have been recorded at cost and are being amortised over their useful lives within the ledgers of the acquiring entities. The Company did not create a new subsidiary for Covertix and no goodwill has been recorded.

Micro Focus International plc
Notes to the consolidated financial information continued

22 Cash flow statement

		12 months ended 31 October 2019	18 months ended 31 October 2018
	Note	$m	$m
Cash flows from operating activities
(Loss) / Profit from continuing operations		(18.1)	707.2
Profit from discontinued operation		1,487.2	76.9
Profit for the period		1,469.1	784.1
Adjustments for:
Gain on disposal of discontinued operation	20	(1,767.9)	-
Net finance costs	4	255.8	342.7
Taxation – continuing operations	6	(16.0)	(673.1)
Taxation – discontinued operation	20	318.1	34.2
Share of results of associates	20	0.3	1.8
Operating profit (attributable to continuing and discontinued operations)		259.4	489.7

- continuing operations		221.7	376.8
- discontinued operation	20	37.7	112.9
		259.4	489.7

Research and development tax credits		(1.2)	(2.0)
Depreciation		66.5	95.2
Loss on disposal of property, plant and equipment		3.6	4.7
Gain on disposal of Atalla	20,3	(3.7)	-
Amortisation of intangible assets	10	716.5	943.3
Amortisation of contract-related costs		10.2	-
Share-based compensation charge		71.3	72.2
Foreign exchange movements		11.1	(34.6)
Provisions movements	16	43.8	142.8
Changes in working capital :
Inventories		-	0.1
Trade and other receivables		183.0	(408.8)
Increase in contract-related costs		(36.7)	-
Payables and other liabilities		(114.8)	131.3
Provision utilisation	16	(58.6)	(145.0)
Contract liabilities - deferred income		(98.5)	131.4
Pension funding in excess of charge to operating profit		4.4	4.0
Cash generated from operations		1,056.3	1,424.3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 04 February 2020

                                    Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer